
13001025

2012

Donegal Group

ANNUAL REPORT



Financial Highlights 2012

Year Ended December 31,	2012	2011	2010	2009	2008
INCOME STATEMENT DATA					
Premiums earned	$ 475,002,222	$ 431,470,184	$378,030,129	$355,025,477	$346,575,266
Investment income, net	20,168,919	20,858,179	19,949,714	20,630,583	22,755,784
Realized investment gains (losses)	6,859,439	12,281,267	4,395,720	4,479,558	(2,970,716)
Total revenues	514,982,585	475,017,619	408,549,446	386,733,407	372,424,227
Income (loss) before income taxes (benefit)	27,858,260	(6,739,313)	9,844,149	20,676,689	32,092,044
Income taxes (benefit)	4,765,640	(7,192,266)	(1,623,030)	1,846,611	6,550,066
Net income	23,092,620	452,953	11,467,179	18,830,078	25,541,978
Basic earnings per share - Class A	0.92	0.02	.46	.76	1.03
Diluted earnings per share - Class A	0.91	0.02	.46	.76	1.02
Cash dividends per share - Class A	0.49	0.48	.46	.45	.42
Basic earnings per share - Class B	0.83	0.01	.41	.68	.92
Diluted earnings per share - Class B	0.83	0.01	.41	.68	.92
Cash dividends per share - Class B	0.44	0.43	.41	.40	.37
BALANCE SHEET DATA AT YEAR END					
Total investments	$ 806,429,032	$ 785,308,991	$728,541,814	$666,835,186	$632,135,526
Total assets	1,336,889,187	1,290,793,478	1,174,619,523	935,601,927	880,109,036
Debt obligations	72,465,000	74,965,000	56,082,371	15,465,000	15,465,000
Stockholders' equity	400,034,094	383,451,592	380,102,810	385,505,699	363,583,865
Book value per share	15.63	15.01	14.86	15.12	14.29


TOTAL REVENUES
[in millions]
$ 550
$ 500
$ 450
$ 400
$ 350
08
09
10
11
12


TOTAL ASSETS
[in millions]
$ 1,400
$ 1,250
$ 1,100
$ 950
$ 800
08
09
10
11
12


STOCKHOLDERS' EQUITY
[in millions]
$ 400
$ 350
$ 300
$ 250
$ 200
08
09
10
11
12

Donegal Group
ANNUAL REPORT

Donegal Group Inc. is an insurance holding company that offers property and casualty insurance through its wholly owned insurance subsidiaries and through a pooling agreement with Donegal Mutual Insurance Company. The insurance operations, rated A (Excellent) by A.M. Best Company, market full lines of personal and commercial insurance products through a network of independent insurance agencies in 22 states.

As an effective acquirer of small to medium-sized "main street" property and casualty insurers, Donegal Group has grown profitably for more than two decades. Donegal Group achieved solid premium growth and significantly improved operating results in 2012.

Donegal Group employs a multi-faceted strategy that includes prudent organic and acquisition growth, conservative underwriting, pricing discipline, superior technological capabilities, efficient operations and conservative investing. This strategy is designed to allow Donegal Group to achieve its long-standing goal to outperform the property and casualty insurance industry in terms of service, profitability and book value growth. Achieving that goal provides value to its insurance subsidiaries' policyholders and to its stockholders.

Donegal Group's Class A common stock and Class B common stock trade on the NASDAQ Global Select Market under the symbols DGICA and DGICB, respectively.

To Our Stockholders 2012


ONE

Superstorm Sandy was a significant 2012 event for the property and casualty insurance industry, possibly ranking as the second costliest U.S. natural disaster. Although our insurance subsidiaries experienced losses as that massive storm system tracked through the Mid-Atlantic region, the storm's impact on our results was relatively modest in comparison to its impact on the results of many of our peers.

Donegal Group achieved substantially improved results in 2012, reinforcing our belief that we are on the correct path and that the implementation of our business strategies will continue to allow us to attain our long-term objectives. The property and casualty insurance industry enjoyed a welcome reprieve from the unusual number of natural catastrophe events that occurred in 2011. Superstorm Sandy captured the headlines in the fourth quarter of 2012, and the industry will remember it as a milestone event. Although our insurance subsidiaries experienced losses as that massive storm system tracked through the Mid-Atlantic region, the storm's impact on our results was relatively modest in comparison to its impact on the results of many of our peers. The comparatively modest impact of such a major storm event on our results underscores the value and importance of our focused efforts over many years to limit our catastrophe exposures.

Our 2012 results reflected the success of our ongoing commitment to our fundamental objectives of underwriting discipline, prudent growth and financial strength. As a result of solid top-line growth and significantly improved underwriting results compared to 2011, we reported 2012 net income of $23.1 million, or 91 cents per share of our Class A common stock on a diluted basis.

Our total revenues for 2012 increased 8.4 percent to $515.0 million, compared to $475.0 million for 2011. A 10.1 percent increase in net premiums earned represented a healthy combination of strong organic growth in our commercial lines of insurance and the benefits of the premium rate increases we have implemented in 2011 and 2012. Also, our Michigan Insurance Company acquisition in December 2010 continued to contribute to our growth during 2012, as we reduced the level of Michigan's external quota-share reinsurance from 50 percent to 40 percent. For 2013, we have reduced further the level of Michigan's external quota-share reinsurance from 40 percent to 30 percent, once again reflecting our confidence in the operations of that subsidiary.

Our strategic efforts led to an increase of 16.5 percent in our commercial lines net premiums written in 2012, representing a combination of renewal premium increases, new commercial lines accounts across our operating regions and additional Michigan Insurance Company premiums. In 2013, we plan to continue to leverage the steady firming of commercial lines premiums in our regional markets by exploring additional products or classes of business and proactively managing our rates, products and coverages to achieve our profitability objectives. We also will continue to implement measures to restore our personal lines underwriting profitability through homeowners re-inspection programs, actuarially determined rate adjustments, effective utilization of predictive analytics and price optimization techniques and enhanced agency training to improve the quality of the risks they submit to us.

Our statutory combined ratio for 2012 improved significantly to 99.8 percent and compares favorably to A.M. Best Company's projected industry statutory combined ratio of 106.2 percent. Profitable growth in our premium revenue was a key component of our improved underwriting results. We believe our continuing and disciplined efforts to ensure rate adequacy and maintain conservative underwriting standards will lead to further improvement in our underwriting results over time.

Our favorable operating results, as well as increases in the market value of our fixed-maturity investment portfolio, contributed to an increase in our book value to $15.63 per share of our common stock at December 31, 2012.

We are poised to make substantial progress toward the achievement of our long-term objectives in 2013 and beyond. We very much appreciate the loyalty and support of our independent insurance agencies throughout the past year. In 2013, we will focus on enhancing our relationships with our independent insurance agencies to increase the percentage of our agencies that achieve targeted premium thresholds. We will also continue to enhance our distribution system by appointing quality agencies in each region, with an emphasis on commercially focused agencies.

Along with our industry peers, we face a challenging environment as we strive to maintain our investment income levels. We are managing our investment portfolio under the assumption that prevailing interest rates will remain low for the next several years. We are continuing to stay the course in terms of targeted asset classes and investment strategy.

To Our Stockholders

2012

We remain committed to achieving our long-standing goals to outperform the property and casualty insurance industry in terms of service, profitability and book value growth.

Our equity investment in Donegal Financial Services Corporation, which owns Union Community Bank FSB, contributed $4.5 million to our earnings for 2012. We are pleased with the increased contribution from the banking portion of our operations.

We remain committed to achieving our long-standing goals to outperform the property and casualty insurance industry in terms of service, profitability and book value growth.

The execution of our business plan and strategies resulted in earnings growth during the past year, and we are pleased that our return on equity also trended upward. Our improving returns provide support for our commitment to creating long-term value for our stockholders. We believe substantial opportunity exists for a well-capitalized regional insurance group with a solid business strategy to grow profitably and compete effectively with national property and casualty insurance companies. We also plan to continue to pursue appropriate acquisition opportunities that will provide additional scale to our insurance operations and complement the organic initiatives that contributed to our performance in 2012. Our primary corporate goals are to generate increased profits, build our financial strength and enhance the value of our stockholders' investment.



Donald H. Nikolaus
President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 0-15341


SEC MAIL
RECEIVED
MAR 19 2013

DONEGAL GROUP INC.

(Exact name of registrant as specified in its charter)

Delaware	**23-2424711**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1195 River Road, Marietta, Pennsylvania	**17547**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(888) 877-0600**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock, $.01 par value	**The NASDAQ Global Select Market**
Class B Common Stock, $.01 par value	**The NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark whether the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act: Yes ☐. No ☑.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐. No ☑.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑. No ☐.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑. No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements we incorporate by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" or "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company. Yes ☐. No ☑.

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. $176,019,297.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: 20,050,649 shares of Class A common stock and 5,576,775 shares of Class B common stock outstanding on March 1, 2013.

Documents Incorporated by Reference

The registrant incorporates by reference portions of the registrant's definitive proxy statement relating to registrant's annual meeting of stockholders to be held April 18, 2013 into Part III of this report.

DONEGAL GROUP INC.
INDEX TO FORM 10-K REPORT

PART I

Item 1. Business.

Introduction

Donegal Group Inc., or DGI, is an insurance holding company whose insurance subsidiaries offer personal and commercial lines of property and casualty insurance to businesses and individuals in 22 Mid-Atlantic, Midwestern, New England and Southern states. As used herein, the terms "we," "us" and "our" refer to Donegal Group Inc. and its subsidiaries.

Donegal Mutual Insurance Company, or Donegal Mutual, organized us as an insurance holding company on August 26, 1986. At December 31, 2012, Donegal Mutual held approximately 39% of our outstanding Class A common stock and approximately 76% of our outstanding Class B common stock. This ownership provides Donegal Mutual with approximately 66% of the aggregate voting power of our outstanding shares of Class A common stock and our outstanding shares of Class B common stock. Our insurance subsidiaries and Donegal Mutual have interrelated operations due to a pooling agreement and other intercompany agreements and transactions we describe in Note 3 of the Notes to Consolidated Financial Statements. While maintaining the separate corporate existence of each company, our insurance subsidiaries and Donegal Mutual conduct business together as the Donegal Insurance Group. As such, Donegal Mutual and our insurance subsidiaries share the same business philosophy, the same management, the same employees and the same facilities and offer the same types of insurance products.

We have been an effective consolidator of smaller "main street" property and casualty insurance companies, and we expect to continue to acquire other insurance companies to expand our business in a given region or to commence operations in a new region. Since 1995, we have completed six acquisitions of property and casualty insurance companies or began to participate in their business through Donegal Mutual's entry into quota-share reinsurance with them.

Our insurance subsidiaries and Donegal Mutual provide their policyholders with a selection of insurance products at competitive rates, while pursuing profitability by adhering to a strict underwriting discipline. Our insurance subsidiaries derive a substantial portion of their insurance business from smaller to mid-sized regional communities. We believe this focus provides our insurance subsidiaries with competitive advantages in terms of local market knowledge, marketing, underwriting, claims servicing and policyholder service. At the same time, we believe our insurance subsidiaries have cost advantages over many smaller regional insurers that result from economies of scale they realize through centralized accounting, administrative, data processing, investment and other services.

We believe we have a substantial opportunity, as a well-capitalized regional insurance holding company with a solid business strategy, to grow profitably and compete effectively with national property and casualty insurers. Our downstream holding company structure, with Donegal Mutual as our controlling stockholder, has proven its effectiveness and success over the past 27 years of our existence. Over that time frame, we have grown significantly in terms of revenue and financial strength, and the Donegal Insurance Group has developed an excellent reputation as a regional group of property and casualty insurers.

We own 48.2% of Donegal Financial Services Corporation, or DFSC. DFSC is a grandfathered unitary savings and loan holding company that owns all of the outstanding capital stock of Union Community Bank FSB, a federal savings bank, or UCB. UCB has 13 banking offices, all of which are located in Lancaster County, Pennsylvania. Donegal Mutual owns the remaining 51.8% of DFSC. For further information regarding DFSC, we refer to "Business - Donegal Financial Services Corporation" in this Form 10-K Annual Report.

We have four segments: our investment function, our personal lines of insurance, our commercial lines of insurance and our investment in DFSC. We set forth financial information about these segments in Note 20 of the Notes to Consolidated Financial Statements. The personal lines products of our insurance subsidiaries consist primarily of homeowners and private passenger automobile policies. The commercial lines products of our insurance subsidiaries consist primarily of commercial automobile, commercial multi-peril and workers' compensation policies.

Available Information

You may obtain our Annual Reports on Form 10-K, including this Form 10-K Annual Report, our quarterly reports on Form 10-Q, our current reports on Form 8-K, our proxy statement and our other filings pursuant to the Securities Exchange Act of 1934, or the Exchange Act, without charge by viewing our website at www.donegalgroup.com. You may also view our Code of Business Conduct and Ethics and the charters of our executive committee, our audit committee, our compensation committee and our nominating committee on our website. Upon request to our corporate secretary, we will also provide printed copies of any of these documents to you without charge. We have provided the address of our website solely for the information of investors. We do not intend the reference to our website address to be an active link or to otherwise incorporate the contents of our website into this Form 10-K Annual Report.

History and Organizational Structure

In the mid-1980s, Donegal Mutual recognized its need, as a mutual insurance company, to develop additional sources of capital and surplus to remain competitive and to have the capacity to expand its business and assure its long-term viability. Donegal Mutual determined to implement a downstream holding company structure as one of its strategic responses. Accordingly, in 1986, Donegal Mutual formed us as a downstream holding company. Initially, Donegal Mutual owned all of our outstanding capital stock. We in turn formed Atlantic States Insurance Company, or Atlantic States, as our wholly owned subsidiary. We subsequently effected a public offering to provide the surplus necessary to support the business Atlantic States began to receive on October 1, 1986 as its share under a proportional reinsurance agreement, or pooling agreement, between Donegal Mutual and Atlantic States that became effective on that date. Under this pooling agreement, Donegal Mutual and Atlantic States pool and then share proportionately substantially all of their respective premiums, losses and expenses.

As the capital of Atlantic States has increased, its underwriting capacity has increased proportionately. Therefore, as we originally planned in the mid-1980s, Atlantic States has successfully raised the capital necessary to support the growth of its direct business as well as to accept increases in its allocation of business from the underwriting pool. The allocation to Atlantic States from the pool has increased from an initial allocation of 35% in 1986 to an 80% allocation since March 1, 2008. The size of the underwriting pool has increased substantially since its inception. The business Atlantic States derives from the pool represents the predominant percentage of our total revenues. We do not anticipate any further changes in the pooling agreement between Atlantic States and Donegal Mutual in the foreseeable future, including any change in the percentage participation of Atlantic States in the underwriting pool. Our insurance subsidiaries other than Atlantic States do not participate in the pooling agreement. We refer to Note 3 of the Notes to Consolidated Financial Statements for more information regarding the pooling agreement.

Since Donegal Mutual established our downstream holding company structure in 1986, Donegal Mutual and our insurance subsidiaries have conducted business together while retaining their separate legal and corporate existences. As such, Donegal Mutual and our insurance subsidiaries share the same business philosophies, the same management, the same employees, the same facilities and we offer the same types of insurance products. In addition, as the Donegal Insurance Group, Donegal Mutual and our insurance subsidiaries share a combined business plan to achieve market penetration and underwriting profitability objectives. The products Donegal Mutual and our insurance subsidiaries offer are generally complementary, which permits the Donegal Insurance Group to offer a broader range of products to a given market and to expand the Donegal Insurance Group's ability to service an entire personal lines or commercial lines account. Distinctions within the products of Donegal Mutual and our insurance subsidiaries generally relate to specific risk profiles targeted within similar classes of business, such as preferred tier versus standard tier products. Although the underwriting profitability of the business the individual companies write directly will vary, the underwriting pool homogenizes the risk characteristics of all business Donegal Mutual and Atlantic States write directly. Donegal Mutual and Atlantic States share the underwriting results of the pool in proportion to their respective participation in the pool.

In addition to Atlantic States, our insurance subsidiaries include Southern Insurance Company of Virginia, or Southern, Le Mars Insurance Company, or Le Mars, The Peninsula Insurance Company and its wholly owned subsidiary, Peninsula Indemnity Company, or collectively, the Peninsula Group, Sheboygan Falls Insurance Company, or Sheboygan, and Michigan Insurance Company, or MICO. We also benefit from Donegal Mutual's 100% quota-share reinsurance agreement with Southern Mutual Insurance Company, or Southern Mutual, and Donegal Mutual's placement of its assumed business from Southern Mutual into the pooling agreement.

The following chart summarizes our organizational structure. The chart depicts all of our property and casualty insurance subsidiaries, Southern Mutual and our interest in DFSC:



Public Stockholders
53.2%(1)
46.8%(1)
Donegal Mutual Insurance Company
51.8%
Donegal Financial Services Corporation
48.2%
100%
Union Community Bank
Donegal Group Inc.
Pooling Agreement
100% Reinsurance
100%
Sheboygan Falls Insurance Company
Michigan Insurance Company
Southern Insurance Company of Virginia
Le Mars Insurance Company
The Peninsula Insurance Company
Atlantic States Insurance Company
Southern Mutual Insurance Company
Peninsula Indemnity Company

(1) Because of the different relative voting power of our Class A common stock and Class B common stock, our public stockholders hold approximately 34.1% of the aggregate voting power of our Class A common stock and Class B common stock and Donegal Mutual holds approximately 65.9% of the aggregate voting power of our Class A common stock and Class B common stock.

Relationship with Donegal Mutual

Donegal Mutual provides facilities, personnel and other services to us and our insurance subsidiaries. Donegal Mutual allocates certain related expenses to Atlantic States in relation to the relative participation of Donegal Mutual and Atlantic States in the underwriting pool. Our insurance subsidiaries other than Atlantic States reimburse Donegal Mutual for their respective personnel costs and bear their proportionate share of information services costs based on their respective percentage of the total written premiums of the Donegal Insurance Group. Charges for these services totaled $78.8 million, $64.7 million and $64.0 million for 2012, 2011 and 2010, respectively.

Our insurance subsidiaries have various reinsurance arrangements with Donegal Mutual. These agreements include:

- an excess of loss reinsurance agreement with Southern;
- catastrophe reinsurance agreements with Atlantic States, Le Mars and Southern;
- a quota-share reinsurance agreement with Le Mars;
- a quota-share reinsurance agreement with Peninsula; and
- a quota-share reinsurance agreement with MICO.

The intent of the excess of loss and catastrophe reinsurance agreements is to lessen the effects of a single large loss, or an accumulation of smaller losses arising from one event, to levels that are appropriate given each subsidiary's size, underwriting profile and surplus position.

The intent of the quota-share reinsurance agreement with Le Mars is to transfer to Le Mars 100% of the premiums and losses related to certain products Donegal Mutual offers in certain Midwest states, which provide the availability of complementary products to Le Mars' commercial accounts.

The intent of the quota-share reinsurance agreement with Peninsula is to transfer to Donegal Mutual 100% of the premiums and losses related to the workers' compensation product line of Peninsula in certain states, which provides the availability of an additional workers' compensation tier to Donegal Mutual's commercial accounts. Donegal Mutual places its assumed business from Peninsula into the underwriting pool.

The intent of the quota-share reinsurance agreement with MICO is to transfer to Donegal Mutual 25% of the premiums and losses related to MICO's business. Donegal Mutual places its assumed business from MICO into the underwriting pool.

Effective November 1, 2012, Donegal Mutual and Southern terminated their quota-share reinsurance agreement on a run-off basis. The intent of the quota-share reinsurance agreement with Southern was to transfer to Southern 100% of the premiums and losses related to certain personal lines products Donegal Mutual offered in Virginia through the use of its automated policy quoting and issuance system.

We and Donegal Mutual have maintained a coordinating committee since our formation in 1986. The coordinating committee consists of two members of our board of directors, neither of whom is a member of Donegal Mutual's board of directors, and two members of Donegal Mutual's board of directors, neither of whom is a member of our board of directors. The purpose of the coordinating committee is to establish and maintain a process for an annual evaluation of the transactions between Donegal Mutual, our insurance subsidiaries and us. The coordinating committee considers the fairness of each intercompany transaction to Donegal Mutual and its policyholders and to us and our stockholders.

A new agreement or any change to a previously approved agreement must receive coordinating committee approval. The coordinating committee approval process for a new agreement between Donegal Mutual and us or one of our insurance subsidiaries or a change in such an agreement is as follows:

- both of our members on the coordinating committee must determine that the new agreement or the change in an existing agreement is fair and equitable to us and in the best interests of our stockholders;

- both of Donegal Mutual's members on the coordinating committee must determine that the new agreement or the change in an existing agreement is fair and equitable to Donegal Mutual and in the best interests of its policyholders;

- the new agreement or the change in an existing agreement must be approved by our board of directors; and

- the new agreement or the change in an existing agreement must be approved by Donegal Mutual's board of directors.

The coordinating committee also meets annually to review each existing agreement between Donegal Mutual and us or our insurance subsidiaries, including all reinsurance agreements between Donegal Mutual and our insurance subsidiaries. The purpose of this annual review is to examine the results of the agreements over the past year and, in the case of reinsurance agreements, over a five-year period and to determine if the results of the existing agreements remain fair and equitable to us and our stockholders and fair and equitable to Donegal Mutual and its policyholders or if Donegal Mutual and we should mutually agree to certain adjustments. In the case of these reinsurance agreements, the annual adjustments typically relate to the reinsurance premiums, losses and reinstatement premiums. These agreements are ongoing in nature and will continue in effect throughout 2013 in the ordinary course of business.

Our members on the coordinating committee, as of the date of this Form 10-K Annual Report, are Robert S. Bolinger and John J. Lyons. Donegal Mutual's members on the coordinating committee as of such date are Dennis J. Bixenman and John E. Hiestand. We refer to our proxy statement for our annual meeting of stockholders on April 18, 2013 for further information about the members of the coordinating committee.

We believe our relationships with Donegal Mutual offer us and our insurance subsidiaries a number of competitive advantages, including the following:

- enabling our stable management, the consistent underwriting discipline of our insurance subsidiaries, external growth, long-term profitability and financial strength;

- creating operational and expense synergies from the combination of resources and integrated operations of Donegal Mutual and our insurance subsidiaries;

- enhancing our opportunities to expand by acquisition because of the ability of Donegal Mutual to affiliate with and acquire control of other mutual insurance companies and, thereafter, demutualize them and combine them with us;

- producing more stable and uniform underwriting results for our insurance subsidiaries over extended periods of time than we could achieve without our relationship with Donegal Mutual;
- providing opportunities for growth because of the ability of Donegal Mutual to enter into reinsurance agreements with other mutual insurance companies and place the business it assumes into the pooling agreement; and
- providing Atlantic States with a significantly larger underwriting capacity because of the underwriting pool Donegal Mutual and Atlantic States have maintained since 1986.

In the latter portion of the fourth quarter of 2012 and the first quarter of 2013, the board of directors of Donegal Mutual undertook a review of the relationships of Donegal Mutual and DGI and determined that continuing the current relationships and the current corporate structure of Donegal Mutual and DGI is in the best interests of Donegal Mutual and its various constituencies.

Business Strategy

Our strategy is designed to allow our insurance subsidiaries to achieve their longstanding goal of outperforming the United States property and casualty insurance industry in terms of profitability and service, thereby providing value to the policyholders of our insurance subsidiaries and, ultimately, providing value to our stockholders. The annual net premiums earned of our insurance subsidiaries have increased from $265.8 million in 2004 to $475.0 million in 2012, a compound annual growth rate of 7.5%. Over the same time period, our insurance subsidiaries have generally achieved a combined ratio more favorable than that of the United States property and casualty insurance industry as a whole.

The combined ratio of our insurance subsidiaries and that of the United States property and casualty insurance industry as computed using United States generally accepted accounting principles, or GAAP, and statutory accounting principles, or SAP, for the years 2008 through 2012 are shown in the following table:

	2012	2011	2010	2009	2008
Our GAAP combined ratio [1]	101.6%	110.6%	104.7%	102.2%	97.2%
Our SAP combined ratio	99.8	107.9	102.9	101.1	95.1
Industry SAP combined ratio [2]	106.2	107.5	101.0	101.2	104.7

(1) Our GAAP combined ratio for 2011 was adversely affected by the accounting related to the acquisition of MICO. We refer to Note 4 of the Notes to Consolidated Financial Statements for more information regarding our acquisition of MICO.

(2) As reported or projected by A.M. Best Company.

We and Donegal Mutual believe we can continue to expand our insurance operations over time through organic growth and acquisitions of, or affiliations with, other insurance companies. We and Donegal Mutual have enhanced the performance of companies we have acquired, while leveraging the acquired companies' core strengths and local market knowledge to expand their operations. Our insurance subsidiaries and Donegal Mutual also seek to increase their premium base by making quality independent agency appointments, enhancing their competitive position within each agency, introducing new and enhanced insurance products and developing and maintaining automated systems to improve their service and efficiency.

We and Donegal Mutual translate these initiatives into our book value growth in a number of ways, including the following:

- Maintaining a conservative underwriting culture and pricing discipline to sustain our record of underwriting profitability;
- Continuing our investment in technology to achieve operating efficiencies that lower expenses and enhance the service we provide to agencies and policyholders; and
- Maintaining a conservative investment approach.

A detailed review of our business strategies follows:

- ***Achieving underwriting profitability.***

Our insurance subsidiaries focus on achieving a combined ratio of less than 100%. Our insurance subsidiaries did not achieve that objective in 2011 and 2010 because of adverse weather, declining economic activity and a soft insurance market in our marketing areas in those years, but we remain committed to achieving consistent underwriting profitability. The accounting for the acquisition of MICO also adversely affected our combined ratio in 2011. We believe that underwriting profitability is a fundamental component of our long-term financial strength because it allows our insurance subsidiaries to generate profits without relying exclusively on their investment income. Our insurance subsidiaries seek to enhance their underwriting results by:

- carefully selecting the product lines they underwrite;
- carefully selecting the individual risks they underwrite;
- minimizing their individual exposure to catastrophe-prone areas; and
- evaluating their claims history on a regular basis to ensure the adequacy of their underwriting guidelines and product pricing.

Our insurance subsidiaries have no material exposures to asbestos and environmental liabilities. Our insurance subsidiaries seek to provide more than one policy to a given personal lines or commercial lines customer because this "account selling" strategy diversifies their risk and has historically improved their underwriting results. Finally, our insurance subsidiaries use reinsurance to manage their exposure and limit their maximum net loss from large single risks or risks in concentrated areas. Our insurance subsidiaries believe these practices are key factors in their ability to maintain a combined ratio that has been generally more favorable than the combined ratio of the United States property and casualty insurance industry.

- ***Pursuing profitable growth by organic expansion within the traditional operating territories of our insurance subsidiaries through developing and maintaining quality agency representation.***

We believe that continued expansion of our insurance subsidiaries within their existing markets will be a key source of their continued premium growth and that maintaining an effective and growing network of independent agencies is integral to their expansion. Our insurance subsidiaries seek to be among the top three insurers within each of the independent agencies for the lines of business our insurance subsidiaries write by providing a consistent, competitive and stable market for their products. We believe that the consistency of their product offerings enables our insurance subsidiaries to compete effectively for agents with other insurers whose product offerings fluctuate based on industry conditions. Our insurance subsidiaries offer a competitive compensation program to their independent agents that rewards them for producing profitable growth for our insurance subsidiaries. Our insurance subsidiaries provide their independent agents with ongoing support to enable them to better attract and service customers, including:

- fully automated underwriting and policy issuance systems for both personal, commercial and farm lines of insurance;
- training programs;
- marketing support;
- availability of a service center that provides comprehensive service for our personal lines policyholders; and
- field visitations by marketing and underwriting personnel and senior management of our insurance subsidiaries.

Our insurance subsidiaries appoint independent agencies with a strong underwriting and growth track record. We believe that our insurance subsidiaries, by carefully selecting, motivating and supporting their independent agencies, will drive continued long-term growth.

- ***Acquiring property and casualty insurance companies to augment the organic growth of our insurance subsidiaries in existing markets and to expand into new geographic regions.***

We have been an effective consolidator of smaller "main street" property and casualty insurance companies, and we expect to continue to acquire other insurance companies to expand our business in a given region or to commence operations in a new region.

Since 1995, we have completed six acquisitions of property and casualty insurance companies or participated in their business through Donegal Mutual's entry into quota-share reinsurance agreements with them. We intend to continue our growth by pursuing affiliations and acquisitions that meet our criteria. Our primary criteria include:

- Location in regions where our insurance subsidiaries are currently conducting business or that offer an attractive opportunity to conduct profitable business;
- A mix of business similar to the mix of business of our insurance subsidiaries;
- Premium volume up to $100.0 million; and
- Fair and reasonable transaction terms.

We believe that our interrelationship with Donegal Mutual assists us in pursuing affiliations with, and subsequent acquisitions of, mutual insurance companies because, through Donegal Mutual, we understand the concerns and issues that mutual insurance companies face. In particular, Donegal Mutual has had success affiliating with underperforming mutual insurance companies, and we have either acquired them following their conversion to a stock company or benefited from their underwriting results as a result of Donegal Mutual's entry into a 100% quota-share reinsurance agreement with them and placement of its assumed business into the pooling agreement. We have utilized our strengths and financial position to improve the operations of those underperforming insurance companies significantly. We evaluate a number of areas for operational synergies when considering acquisitions, including product underwriting, expenses, the cost of reinsurance and technology.

We and Donegal Mutual have the ability to employ a number of acquisition and affiliation methods. Our prior acquisitions and affiliations have taken one of the following forms:

- purchase of all of the outstanding stock of a stock insurance company;
- purchase of a book of business;
- quota-share reinsurance transaction; or
- two-step acquisition of a mutual insurance company in which:
    - as the first step, Donegal Mutual purchases a surplus note from the mutual insurance company, Donegal Mutual enters into a services agreement with the mutual insurance company and Donegal Mutual's designees become a majority of the members of the board of directors of the mutual insurance company; and
    - as the second step, the mutual insurance company enters into a quota-share reinsurance agreement with Donegal Mutual or demutualizes, or converts, into a stock insurance company. Upon the demutualization or conversion, we purchase the surplus note from Donegal Mutual and exchange it for all of the stock of the stock insurance company resulting from the demutualization or conversion.

We believe that our ability to make direct acquisitions of stock insurance companies and to make indirect acquisitions of mutual insurance companies through a sponsored conversion or a quota-share reinsurance agreement provides us with flexibility that is a competitive advantage in seeking acquisitions. We also believe we have demonstrated our ability to acquire control of an underperforming insurance company, re-underwrite its book of business, reduce its cost structure and return it to sustained profitability.

While Donegal Mutual and we generally engage in preliminary discussions with potential direct or indirect acquisition candidates on an almost continuous basis and are so engaged at the date of this Form 10-K Report, neither Donegal Mutual nor we make any public disclosure regarding a proposed acquisition until Donegal Mutual or we have entered into a definitive acquisition agreement.

The following table highlights our history of insurance company acquisitions and affiliations since 1988:

Company Name	State of Domicile	Year Control Acquired	Method of Acquisition/Affiliation
Southern Mutual Insurance Company and now Southern Insurance Company of Virginia	Virginia	1984	Surplus note investment by Donegal Mutual in 1984; demutualization in 1988; acquisition of stock by us in 1988.
Pioneer Mutual Insurance Company and then Pioneer Insurance Company (1)(2)	Ohio	1992	Surplus note investment by Donegal Mutual in 1992; demutualization in 1993; acquisition of stock by us in 1997.
Delaware Mutual Insurance Company and then Delaware Atlantic Insurance Company (1)(2)	Delaware	1993	Surplus note investment by Donegal Mutual in 1993; demutualization in 1994; acquisition of stock by us in 1995.
Pioneer Mutual Insurance Company and then Pioneer Insurance Company (1)(2)	New York	1995	Surplus note investment by Donegal Mutual in 1995; demutualization in 1998; acquisition of stock by us in 2001.
Southern Heritage Insurance Company (2)	Georgia	1998	Purchase of stock by us in 1998.
Le Mars Mutual Insurance Company of Iowa and now Le Mars Insurance Company (1)	Iowa	2002	Surplus note investment by Donegal Mutual in 2002; demutualization in 2004; acquisition of stock by us in 2004.
Peninsula Insurance Group	Maryland	2004	Purchase of stock by us in 2004.
Sheboygan Falls Mutual Insurance Company and now Sheboygan Falls Insurance Company (1)	Wisconsin	2007	Contribution note investment by Donegal Mutual in 2007; demutualization in 2008; acquisition of stock by us in 2008.
Southern Mutual Insurance Company (3)	Georgia	2009	Surplus note investment by Donegal Mutual and quota-share reinsurance in 2009.
Michigan Insurance Company	Michigan	2010	Purchase of stock by us and surplus note investment by Donegal Mutual in 2010.

(1) Each of these acquisitions initially took the form of an affiliation with Donegal Mutual. Donegal Mutual provided surplus note financing to the insurance company, and, in connection therewith, sufficient designees of Donegal Mutual were appointed so as to constitute a majority of the members of the board of directors of the insurance company. Donegal Mutual and the insurance company simultaneously entered into a services agreement whereby Donegal Mutual provided services to improve the operations of the insurance company. Once the insurance company's results of operations improved, Donegal Mutual sponsored the demutualization of the insurance company. Upon the consummation of the demutualization, Donegal Mutual acquired all of the capital stock of the newly demutualized insurance company. The consideration Donegal Mutual used was the conversion of the surplus note. We then purchased the insurance company from Donegal Mutual and made an additional cash contribution to assure compliance with minimum capital and surplus requirements and to provide adequate surplus to support the insurance company's planned premium growth.

(2) To reduce administrative and compliance costs and expenses, these subsidiaries subsequently merged into one of our existing insurance subsidiaries.

(3) Control acquired by Donegal Mutual.

- ***Providing responsive and friendly customer and agent service to enable our insurance subsidiaries to attract new policyholders and retain existing policyholders.***

We believe that excellent policyholder service is important in attracting new policyholders and retaining existing policyholders. Our insurance subsidiaries work closely with their independent agents to provide a consistently responsive level of claims service, underwriting and customer support. Our insurance subsidiaries seek to respond expeditiously and effectively to address customer and independent agent inquiries in a number of ways, including:

- Availability of a customer call center for claims reporting;

- Availability of a secure website for access to policy information and documents, payment processing and other features;

- Quick replies to information requests and policy submissions; and

- Prompt responses to and processing of claims.

Our insurance subsidiaries periodically conduct policyholder surveys to evaluate the effectiveness of their service to policyholders. The management of our insurance subsidiaries meets frequently with the personnel of the independent insurance agents our insurance subsidiaries appoint to seek service improvement recommendations, react to service issues and better understand local market conditions.

- ***Maintaining premium rate adequacy to enhance the underwriting results of our insurance subsidiaries, while maintaining their existing book of business and preserving their ability to write new business.***

Our insurance subsidiaries seek discipline in their pricing by effecting rate increases to maintain or improve their underwriting profitability without unduly affecting their customer retention. In addition to appropriate pricing, our insurance subsidiaries seek to ensure that their premium rates are adequate relative to the amount of risk they insure. Our insurance subsidiaries review loss trends on a periodic basis to identify changes in the frequency and severity of their claims and to assess the adequacy of their rates and underwriting standards. Our insurance subsidiaries also carefully monitor and audit the information they use to price their policies for the purpose of enabling them to receive an adequate level of premiums for their risk. For example, our insurance subsidiaries inspect substantially all commercial lines risks and a substantial number of personal lines property risks before they commit to insure them to determine the adequacy of the insured amount to the value of the insured property, assess property conditions and identify any liability exposures. Our insurance subsidiaries audit the payroll data of their workers' compensation customers to verify that the assumptions used to price a particular policy were accurate. By implementing appropriate rate increases and understanding the risks our insurance subsidiaries agree to insure, they are generally able to achieve their strategy of achieving consistent underwriting profitability.

- ***Focusing on expense controls and utilization of technology to increase the operating efficiency of our insurance subsidiaries.***

Our insurance subsidiaries maintain stringent expense controls under direct supervision of their senior management. We centralize many processing and administrative activities of our insurance subsidiaries to realize operating synergies and better control expenses. Our insurance subsidiaries utilize technology to automate much of their underwriting and to facilitate agency and policyholder communications on an efficient and cost-effective basis. We operate on a paperless basis. As a result of our focus on expense control, our insurance subsidiaries have reduced their expense ratio from 36.6% in 1999 to 31.2% in 2012. Our insurance subsidiaries have also increased their annual premium per employee, a measure of efficiency that our insurance subsidiaries use to evaluate their operations, from approximately $470,000 in 1999 to approximately $908,000 in 2012.

Our insurance subsidiaries maintain technology comparable to that of the largest of their competitors. "Ease of doing business" is an increasingly important component of an insurer's value to an independent agency. Our insurance subsidiaries provide a fully automated personal lines underwriting and policy issuance system called "WritePro®." WritePro® is a web-based user interface that substantially eases data entry and facilitates the quoting and issuance of policies for the independent agents of our insurance subsidiaries. Our insurance subsidiaries also provide a similar commercial business system called "WriteBiz®." WriteBiz® is a web-based user interface that provides the independent agents of our insurance subsidiaries with an online ability to quote and issue commercial automobile, workers' compensation, business owners and tradesman policies automatically. WriteFarm® is a web-based user interface that provides the independent agents of our insurance subsidiaries with an online ability to quote and issue farm policies automatically. As a result, applications of the independent agents for our insurance subsidiaries can become policies without further re-entry of information. These systems also interface with the policy management systems of the independent agents of our insurance subsidiaries.

- ***Maintaining a conservative investment approach.***

Return on invested assets is an important element of the financial results of our insurance subsidiaries. The investment strategy of our insurance subsidiaries is to generate an appropriate amount of after-tax income on invested assets while minimizing credit risk through investments in high-quality securities. As a result, our insurance subsidiaries seek to invest a high percentage of their assets in diversified, highly rated and marketable fixed-maturity instruments. The fixed-maturity portfolios of our insurance subsidiaries consist of both taxable and tax-exempt securities. Our insurance subsidiaries maintain a portion of their portfolios in short-term securities to provide liquidity for the payment of claims and operation of their respective businesses. Our insurance subsidiaries maintain a negligible percentage (1.1% at December 31, 2012) of their portfolios in equity securities.

Competition

The property and casualty insurance industry is highly competitive on the basis of both price and service. Numerous companies compete for business in the geographic areas where our insurance subsidiaries operate. Many of these other insurance companies are substantially larger and have greater financial resources than those of our insurance subsidiaries. In addition, because our insurance subsidiaries and Donegal Mutual market their respective insurance products exclusively through independent insurance agencies, most of which represent more than one insurance company, our insurance subsidiaries face competition within agencies, as well as competition to retain qualified independent agents.

Products and Underwriting

We report the results of our insurance operations in two segments: personal lines of insurance and commercial lines of insurance. The personal lines our insurance subsidiaries write consist primarily of private passenger automobile and homeowners insurance. The commercial lines our insurance subsidiaries write consist primarily of commercial automobile, commercial multi-peril and workers' compensation insurance. We describe these lines of insurance in greater detail below:

Personal

- Private passenger automobile — policies that provide protection against liability for bodily injury and property damage arising from automobile accidents and protection against loss from damage to automobiles owned by the insured.

- Homeowners — policies that provide coverage for damage to residences and their contents from a broad range of perils, including fire, lightning, windstorm and theft. These policies also cover liability of the insured arising from injury to other persons or their property while on the insured's property and under other specified conditions.

Commercial

- Commercial automobile — policies that provide protection against liability for bodily injury and property damage arising from automobile accidents and protection against loss from damage to automobiles owned by the insured.

- Commercial multi-peril — policies that provide protection to businesses against many perils, usually combining liability and physical damage coverages.

- Workers' compensation — policies employers purchase to provide benefits to employees for injuries sustained during employment. The workers' compensation laws of each state determine the extent of the coverage we provide.

The following table sets forth the net premiums written of our insurance subsidiaries by line of insurance for the periods indicated:

	Year Ended December 31,					
	2012		2011		2010	
(dollars in thousands)	Amount	%	Amount	%	Amount	%
Net Premiums Written:						
Personal lines:						
Automobile	$ 195,132	39.3%	$ 186,677	41.1%	$ 171,497	43.8%
Homeowners	97,120	19.6	89,405	19.7	83,415	21.3
Other	16,319	3.3	14,983	3.3	13,135	3.4
Total personal lines	308,571	62.2	291,065	64.1	268,047	68.5
Commercial lines:						
Automobile	51,261	10.3	46,168	10.2	37,094	9.5
Workers' compensation	65,390	13.2	51,849	11.4	34,920	8.9
Commercial multi-peril	64,476	13.0	57,988	12.8	47,411	12.1
Other	6,749	1.3	6,981	1.5	4,050	1.0
Total commercial lines	187,876	37.8	162,986	35.9	123,475	31.5
Total business	$ 496,447	100.0%	$ 454,051	100.0%	$ 391,522	100.0%

The personal lines and commercial lines underwriting departments of our insurance subsidiaries evaluate and select those risks that they believe will enable our insurance subsidiaries to achieve an underwriting profit. The underwriting departments have significant interaction with the independent agents regarding the underwriting philosophy and the underwriting guidelines of our insurance subsidiaries. Our underwriting personnel also assist the research and development department in the development of quality products at competitive prices to promote growth and profitability.

In order to achieve underwriting profitability on a consistent basis, our insurance subsidiaries:

- assess and select quality standard and preferred risks;
- adhere to disciplined underwriting and re-underwriting guidelines;
- inspect substantially all commercial lines risks and a substantial number of personal lines property risks; and
- utilize various types of risk management and loss control services.

Our insurance subsidiaries also review their existing policies and accounts to determine whether those risks continue to meet their underwriting guidelines. If a given policy or account no longer meets those underwriting guidelines, our insurance subsidiaries will take appropriate action regarding that policy or account, including raising premium rates or non-renewing the policy to the extent applicable law permits.

As part of the effort of our insurance subsidiaries to maintain acceptable underwriting results, they conduct annual reviews of agencies that have failed to meet their underwriting profitability criteria. The review process includes an analysis of the underwriting and re-underwriting practices of the agency, the completeness and accuracy of the applications the agency has submitted, the adequacy of the training of the agency's staff and the agency's record of adherence to the underwriting guidelines and service standards of our insurance subsidiaries. Based on the results of this review process, the marketing and underwriting personnel of our insurance subsidiaries develop, together with the agency, a plan to improve its underwriting profitability. Our insurance subsidiaries monitor the agency's compliance with the plan and take other measures as required in the judgment of our insurance subsidiaries, including the termination to the extent applicable law permits of agencies that are unable to achieve acceptable underwriting profitability.

Distribution

Our insurance subsidiaries market their products primarily in the Mid-Atlantic, Midwestern, New England and Southern regions through approximately 2,500 independent insurance agencies. At December 31, 2012, the Donegal Insurance Group actively wrote business in 22 states (Alabama, Delaware, Georgia, Indiana, Iowa, Maine, Maryland, Michigan, Nebraska, New Hampshire, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, South Carolina, South Dakota, Tennessee, Vermont, Virginia, West Virginia and Wisconsin). We believe the relationships of our insurance subsidiaries with their independent agents are valuable in identifying, obtaining and retaining profitable business. Our insurance subsidiaries maintain a stringent agency selection procedure that emphasizes appointing agencies with proven marketing strategies for the development of profitable business, and our insurance subsidiaries only appoint agencies with a strong underwriting history and potential growth capabilities. Our insurance subsidiaries also regularly evaluate the independent agencies that represent them based on their profitability and performance in relation to the objectives of our insurance subsidiaries. Our insurance subsidiaries seek to be among the top three insurers within each of their agencies for the lines of business they write.

The following table sets forth the percentage of direct premiums our insurance subsidiaries write, including 80% of the direct premiums Donegal Mutual and Atlantic States write, in each of the states where they conducted a significant portion of their business in 2012:

Pennsylvania	37.5%
Michigan	19.1
Maryland	8.9
Virginia	8.7
Delaware	5.4
Georgia	5.1
Ohio	3.2
Wisconsin	2.6
Iowa	2.5
Tennessee	1.9
Nebraska	1.9
South Dakota	1.0
Ten other states	2.2
Total	100.0%

Our insurance subsidiaries employ a number of policies and procedures that we believe enable them to attract, retain and motivate their independent agents. The consistency, competitiveness and stability of the product offerings of our insurance subsidiaries assist them in competing effectively for independent agents with other insurers whose product offerings may fluctuate based upon industry conditions. Our insurance subsidiaries have a competitive profit-sharing plan for their independent agents, consistent with applicable state laws and regulations, under which the independent agents may earn additional commissions based upon the volume of premiums produced and the profitability of the business our insurance subsidiaries receive from that agency.

Our insurance subsidiaries encourage their independent agents to focus on "account selling," or serving all of a particular insured's property and casualty insurance needs, which our insurance subsidiaries believe generally results in more favorable loss experience than covering a single risk for an individual insured.

Technology

Donegal Mutual owns the majority of the technology systems our insurance subsidiaries use. The technology systems consist primarily of an integrated central processing computer, a series of server-based computer networks and various communications systems that allow the home office of our insurance subsidiaries and their branch offices to utilize the same systems for the processing of business. Donegal Mutual maintains backup facilities and systems at the office of one of our insurance subsidiaries and through a contract with a leading provider of computer disaster recovery sites and tests these backup facilities and systems on a regular basis. Our insurance subsidiaries bear their proportionate share of information services expenses based on their respective percentage of the total net written premiums of the Donegal Insurance Group.

The business strategy of our insurance subsidiaries depends on the use, development and implementation of integrated technology systems. These systems enable our insurance subsidiaries to provide a high level of service to agents and policyholders by processing business in a timely and efficient manner, communicating and sharing data with agents, providing a variety of methods for the payment of premiums and allowing for the accumulation and analysis of information for the management of our insurance subsidiaries.

We believe the availability and use of these technology systems has resulted in improved service to agents and policyholders, increased efficiencies in processing the business of our insurance subsidiaries and lower operating costs. Key components of these integrated technology systems are the agency interface system, the WritePro®, WriteBiz® and WriteFarm® systems, a claims processing system and an imaging system. The agency interface system provides our insurance subsidiaries with a high level of data sharing both to and from agents' systems and also provides agents with an integrated means of processing new business. The WritePro®, WriteBiz® and WriteFarm® systems are fully automated underwriting and policy issuance systems that provide agents with the ability to generate underwritten quotes and automatically issue policies that meet the underwriting guidelines of our insurance subsidiaries with limited or no intervention by their personnel. The claims processing system allows our insurance subsidiaries to process claims efficiently and in an automated environment. The imaging system eliminates the need to handle paper files, while providing greater access to the same information by a variety of personnel. We believe our technology systems compare favorably to those of many national property and casualty insurance carriers in terms of quality and service levels.

Claims

The management of claims is a critical component of the philosophy of our insurance subsidiaries to achieve underwriting profitability on a consistent basis and is fundamental to the successful operations of our insurance subsidiaries and their dedication to excellent service. Our senior claims management oversees the claims processing units of each of our insurance subsidiaries to assure consistency in the claims settlement process. The field office staff of our insurance subsidiaries receives support from home office technical, litigation, material damage, subrogation and medical audit personnel.

The claims departments of our insurance subsidiaries rigorously manage claims to assure that they settle legitimate claims quickly and fairly and that they identify questionable claims for defense. In the majority of cases, the personnel of our insurance subsidiaries, who have significant experience in the property and casualty insurance industry and know the service philosophy of our insurance subsidiaries, adjust claims. Our insurance subsidiaries provide various means of claims reporting on a 24-hours a day, seven-days a week basis, including toll-free numbers and electronic reporting through our website. Our insurance subsidiaries strive to respond to notifications of claims promptly, generally within the day reported. Our insurance subsidiaries believe that, by responding promptly to claims, they provide quality customer service and minimize the ultimate cost of the claims. Our insurance subsidiaries engage independent adjusters as needed to handle claims in areas in which the volume of claims is not sufficient to justify the hiring of internal claims adjusters by our insurance subsidiaries. Our insurance subsidiaries also employ private adjusters and investigators, structural experts and various outside legal counsel to supplement their internal staff and to assist in the investigation of claims. Our insurance subsidiaries have a special investigative unit staffed by former law enforcement officers that attempts to identify and prevent fraud and abuse and to control questionable claims.

The management of the claims departments of our insurance subsidiaries develops and implements policies and procedures for the establishment of adequate claim reserves. Our insurance subsidiaries employ an actuarial staff that regularly reviews their reserves for incurred but not reported claims. The management and staff of the claims departments resolve policy coverage issues, manage and process reinsurance recoveries and handle salvage and subrogation matters. The litigation and personal injury sections of our insurance subsidiaries manage all claims litigation. Branch office claims above certain thresholds require home office review and settlement authorization. Our insurance subsidiaries provide their claims adjusters reserving and settlement authority based upon their experience and demonstrated abilities. Larger or more complicated claims require consultation and approval of senior department management.

Liabilities for Losses and Loss Expenses

Liabilities for losses and loss expenses are estimates at a given point in time of the amounts an insurer expects to pay with respect to incurred policyholder claims based on facts and circumstances then known. At the time of establishing its estimates, an insurer recognizes that its ultimate liability for losses and loss expenses will exceed or be less than such estimates. Our insurance subsidiaries base their estimates of liabilities for losses and loss expenses on assumptions as to future loss trends and expected claims severity, judicial theories of liability and other factors. However, during the loss adjustment period, our insurance subsidiaries may learn additional facts regarding individual claims, and, consequently, it often becomes necessary for our insurance subsidiaries to refine and adjust their estimates of liability. We reflect any adjustments to our insurance subsidiaries' liabilities for losses and loss expenses in our operating results in the period in which our insurance subsidiaries record the changes in their estimates.

Our insurance subsidiaries maintain liabilities for the payment of losses and loss expenses with respect to both reported and unreported claims. Our insurance subsidiaries establish these liabilities for the purpose of covering the ultimate costs of settling all losses, including investigation and litigation costs. Our insurance subsidiaries base the amount of their liability for reported losses primarily upon a case-by-case evaluation of the type of risk involved, knowledge of the circumstances surrounding each claim and the insurance policy provisions relating to the type of loss their policyholder incurred. Our insurance subsidiaries determine the amount of their liability for unreported claims and loss expenses on the basis of historical information by line of insurance. Our insurance subsidiaries account for inflation in the reserving function through analysis of costs and trends and reviews of historical reserving results. Our insurance subsidiaries closely monitor their liabilities and recompute them periodically using new information on reported claims and a variety of statistical techniques. Our insurance subsidiaries do not discount their liabilities for losses.

Reserve estimates can change over time because of unexpected changes in assumptions related to our insurance subsidiaries' external environment and, to a lesser extent, assumptions as to our insurance subsidiaries' internal operations. For example, our insurance subsidiaries have experienced a decrease in claims frequency on workers' compensation claims during the past several years while claims severity has gradually increased. These trend changes give rise to greater uncertainty as to the pattern of future loss settlements on workers' compensation claims. Related uncertainties regarding future trends include the cost of medical technologies and procedures and changes in the utilization of medical procedures. Assumptions related to our insurance subsidiaries' external environment include the absence of significant changes in tort law and legal decisions that increase liability exposure, consistency in judicial interpretations of insurance coverage and policy provisions and the rate of loss cost inflation. Internal assumptions include consistency in the recording of premium and loss statistics, consistency in the recording of claims, payment and case reserving methodology, accurate measurement of the impact of rate changes and changes in policy provisions, consistency in the quality and characteristics of business written within a given line of business and consistency in reinsurance coverage and the collectability of reinsured losses, among other items. To the extent our insurance subsidiaries determine that underlying factors impacting their assumptions have changed, our insurance subsidiaries attempt to make appropriate adjustments for such changes in their reserves. Accordingly, our insurance subsidiaries' ultimate liability for unpaid losses and loss expenses will likely differ from the amount recorded at December 31, 2012. For every 1% change in our insurance subsidiaries' loss and loss expense reserves, net of reinsurance recoverable, the effect on our pre-tax results of operations would be approximately $2.5 million.

The establishment of appropriate liabilities is an inherently uncertain process, and we can provide no assurance that our insurance subsidiaries' ultimate liability will not exceed our insurance subsidiaries' loss and loss expense reserves and have an adverse effect on our results of operations and financial condition. Furthermore, we cannot predict the timing, frequency and extent of adjustments to our insurance subsidiaries' estimated future liabilities, since the historical conditions and events that serve as a basis for our insurance subsidiaries' estimates of ultimate claim costs may change. As is the case for substantially all property and casualty insurance companies, our insurance subsidiaries have found it necessary in the past to increase their estimated future liabilities for losses and loss expenses in certain periods, and, in other periods, their estimates have exceeded their actual liabilities. Changes in our insurance subsidiaries' estimate of their liability for losses and loss expenses generally reflect actual payments and the evaluation of information received since the prior reporting date. Our insurance subsidiaries recognized an increase (decrease) in their liability for losses and loss expenses of prior years of $7.6 million, ($168,460) and ($2.9) million in 2012, 2011 and 2010, respectively. Our insurance subsidiaries made no significant changes in their reserving philosophy, key reserving assumptions or claims management personnel, and there have been no significant offsetting changes in estimates that increased or decreased their loss and loss expense reserves in those years. The 2012 development represented 3.1% of the December 31, 2011 net carried reserves and resulted primarily from higher-than-expected severity in the private passenger automobile liability and workers' compensation lines of business in accident year 2011. The 2011 development represented an immaterial amount of our December 31, 2010 net carried reserves. The 2010 development represented 1.6% of our December 31, 2009 net carried reserves and resulted primarily from less-than-expected severity in the private passenger automobile liability and homeowners lines of business in accident years prior to 2009.

Excluding the impact of catastrophic weather events, our insurance subsidiaries have noted stable amounts in the number of claims incurred and slight downward trends in the number of claims outstanding at period ends relative to their premium base in recent years across most of their lines of business. However, the amount of the average claim outstanding has increased gradually over the past several years as the property and casualty insurance industry has experienced increased litigation trends and economic conditions that have extended the estimated length of disabilities and contributed to increased medical loss costs and a general slowing of settlement rates in litigated claims. Our insurance subsidiaries could be required to make further adjustments to their estimates in the future. However, on the basis of our insurance subsidiaries' internal procedures which analyze, among other things, their prior assumptions, their experience with similar cases and historical trends such as reserving patterns, loss payments, pending levels of unpaid claims and product mix, as well as court decisions, economic conditions and public attitudes, we believe that our insurance subsidiaries have made adequate provision for their liability for losses and loss expenses at December 31, 2012.

Differences between liabilities reported in our financial statements prepared on a GAAP basis and our insurance subsidiaries' financial statements prepared on a SAP basis result from anticipating salvage and subrogation recoveries for GAAP but not for SAP. These differences amounted to $12.0 million, $11.2 million and $10.0 million at December 31, 2012, 2011 and 2010, respectively.

The following table sets forth a reconciliation of the beginning and ending GAAP net liability of our insurance subsidiaries for unpaid losses and loss expenses for the periods indicated:

	Year Ended December 31,		
(in thousands)	2012	2011	2010
Gross liability for unpaid losses and loss expenses at beginning of year	$ 442,408	$ 383,319	$ 263,599
Less reinsurance recoverable	199,393	165,422	83,337
Net liability for unpaid losses and loss expenses at beginning of year	243,015	217,897	180,262
Acquisition of MICO	—	—	26,960
Provision for net losses and loss expenses for claims incurred in the current year	325,276	340,671	277,194
Change in provision for estimated net losses and loss expenses for claims incurred in prior years	7,596	(168)	(2,885)
Total incurred	332,872	340,503	274,309
Net losses and loss payments for claims incurred during:			
The current year	205,876	219,183	179,069
Prior years	119,074	96,202	84,565
Total paid	324,950	315,385	263,634
Net liability for unpaid losses and loss expenses at end of year	250,936	243,015	217,897
Plus reinsurance recoverable	207,891	199,393	165,422
Gross liability for unpaid losses and loss expenses at end of year	$ 458,827	$ 442,408	$ 383,319

The following table sets forth the development of the liability for net unpaid losses and loss expenses of our insurance subsidiaries from 2002 to 2012. Loss data in the table includes business Atlantic States received from the underwriting pool.

"Net liability at end of year for unpaid losses and loss expenses" sets forth the estimated liability for net unpaid losses and loss expenses recorded at the balance sheet date for each of the indicated years. This liability represents the estimated amount of net losses and loss expenses for claims arising in the current and all prior years that are unpaid at the balance sheet date, including losses incurred but not reported.

The "Net liability re-estimated as of" portion of the table shows the re-estimated amount of the previously recorded liability based on experience for each succeeding year. The estimate increases or decreases as payments are made and more information becomes known about the severity of the remaining unpaid claims. For example, the 2005 liability has developed a redundancy after seven years because we expect the re-estimated net losses and loss expenses to be $21.8 million less than the estimated liability we initially established in 2005 of $173.0 million.

The "Cumulative (excess) deficiency" shows the cumulative excess or deficiency at December 31, 2012 of the liability estimate shown on the top line of the corresponding column. An excess in liability means that the liability established in prior years exceeded the amount of actual payments and currently re-estimated unpaid liability remaining. A deficiency in liability means that the liability established in prior years was less than the amount of actual payments and currently re-estimated remaining unpaid liability.

The "Cumulative amount of liability paid through" portion of the table shows the cumulative net losses and loss expense payments made in succeeding years for net losses incurred prior to the balance sheet date. For example, the 2005 column indicates that at December 31, 2012 payments equal to $145.5 million of the currently re-estimated ultimate liability for net losses and loss expenses of $151.2 million had been made.

Amounts shown in the 2004 column of the table include information for Le Mars and the Peninsula Group for all accident years prior to 2004. Amounts shown in the 2008 column of the table include information for Sheboygan for all accident years prior to 2008. Amounts shown in the 2010 column of the table include information for MICO for the month of December 2010.

	Year Ended December 31,										
(in thousands)	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Net liability at end of year for unpaid losses and loss expenses	$131,108	$138,896	$171,431	$173,009	$163,312	$150,152	$161,307	$180,262	$217,896	$243,015	$250,936
Net liability re-estimated as of:											
One year later	130,658	136,434	162,049	159,393	153,299	152,836	171,130	177,377	217,728	250,611	
Two years later	128,562	130,030	152,292	153,894	150,934	154,435	167,446	177,741	217,355		
Three years later	124,707	123,399	148,612	151,792	150,078	152,315	166,756	178,403			
Four years later	119,817	120,917	147,280	150,183	148,745	151,120	166,852				
Five years later	118,445	119,968	145,874	150,087	148,407	151,287					
Six years later	118,605	119,731	146,101	150,555	149,031						
Seven years later	118,905	120,425	146,739	151,161							
Eight years later	119,635	120,768	147,597								
Nine years later	119,887	121,505									
Ten years later	120,812										
Cumulative (excess) deficiency	(10,296)	(17,391)	(23,834)	(21,848)	(14,281)	1,135	5,545	(1,859)	(541)	7,596	
Cumulative amount of liability paid through:											
One year later	$ 46,268	$ 51,965	$ 67,229	$ 71,718	$ 72,499	$ 71,950	$ 79,592	$ 84,565	$ 96,201	$119,074	
Two years later	74,693	81,183	102,658	107,599	104,890	105,576	116,035	123,204	148,140		
Three years later	93,288	99,910	123,236	125,926	121,711	124,659	136,837	147,165			
Four years later	105,143	109,964	133,844	133,805	132,698	135,392	148,243				
Five years later	111,523	113,684	136,377	139,935	138,878	140,280					
Six years later	114,145	114,499	139,847	143,309	141,752						
Seven years later	114,641	116,727	142,016	145,492							
Eight years later	116,663	118,169	143,894								
Nine years later	117,998	119,123									
Ten years later	118,843										

	Year Ended December 31, (in thousands)								
	2004	2005	2006	2007	2008	2009	2010	2011	2012
Gross liability at end of year	$267,190	$265,730	$259,022	$226,432	$239,809	$263,599	$383,317	$442,408	$458,827
Reinsurance recoverable	95,759	92,721	95,710	76,280	78,502	83,337	165,421	199,393	207,891
Net liability at end of year	171,431	173,009	163,312	150,152	161,307	180,262	217,896	243,015	250,936
Gross re-estimated liability	242,342	242,556	239,216	228,764	249,455	198,898	359,452	448,807	
re-estimated recoverable	94,745	91,395	90,185	77,477	82,603	20,495	142,097	198,196	
Net re-estimated liability	147,597	151,161	149,031	151,287	166,852	178,403	217,355	250,611	
Gross cumulative deficiency (excess)	(24,848)	(23,174)	(19,806)	2,332	9,646	(64,701)	(23,865)	6,400	

Third-Party Reinsurance

Our insurance subsidiaries and Donegal Mutual purchase certain third-party reinsurance on a combined basis. Le Mars, the Peninsula Group, Sheboygan and MICO also have separate reinsurance programs that provide certain coverage that is commensurate with their relative size and exposures. Our insurance subsidiaries use several different reinsurers, all of which, consistent with the requirements of our insurance subsidiaries and Donegal Mutual, have an A.M. Best rating of A- (Excellent) or better or, with respect to foreign reinsurers, have a financial condition that, in the opinion of our management, is equivalent to a company with at least an A- (Excellent) rating from A.M. Best.

The external reinsurance our insurance subsidiaries and Donegal Mutual purchase includes:

- "excess of loss reinsurance," under which their losses are automatically reinsured, through a series of contracts, over a set retention (generally $1,000,000 for 2012 and $750,000 for 2011); and
- "catastrophic reinsurance," under which they recover, through a series of contracts, 90% to 100% of an accumulation of many losses resulting from a single event, including natural disasters, over a set retention (generally $5.0 million for 2012 and 2011).

The amount of coverage each of these types of reinsurance provides depends upon the amount, nature, size and location of the risk being reinsured.

For property insurance, our insurance subsidiaries have excess of loss treaties that provide for coverage of $4.0 million per loss over a set retention of $1.0 million. For liability insurance, our insurance subsidiaries have excess of loss treaties that provide for coverage of $39.0 million per occurrence over a set retention of $1.0 million. For workers' compensation insurance, our insurance subsidiaries have excess of loss treaties that provide for coverage of $9.0 million on any one life over a set retention of $1.0 million.

Our insurance subsidiaries and Donegal Mutual maintain external property catastrophe coverage through a series of layered treaties up to aggregate losses of $145.0 million for any single event over their respective set retentions. Our insurance subsidiaries and Donegal Mutual participated in 10% of the first $10.0 million of an accumulation of losses from any single event over $5.0 million in 2012.

Our insurance subsidiaries and Donegal Mutual also purchase facultative reinsurance to cover exposures from property and casualty losses that exceed the limits provided by their respective treaty reinsurance.

MICO maintains a quota-share reinsurance agreement with third-party reinsurers to reduce its net exposures. Effective from December 1, 2010 to December 31, 2011, the quota-share reinsurance percentage was 50%. Effective January 1, 2012, MICO reduced the quota-share reinsurance percentage from 50% to 40%. Effective January 1, 2013, MICO reduced the quota-share reinsurance percentage from 40% to 30%.

Investments

At December 31, 2012, 99.0% of all debt securities our insurance subsidiaries held had an investment-grade rating. The investment portfolios of our insurance subsidiaries did not contain any mortgage loans or any non-performing assets at December 31, 2012.

The following table shows the composition of the debt securities (at carrying value) in the investment portfolios of our insurance subsidiaries, excluding short-term investments, by rating at December 31, 2012:

(dollars in thousands)	December 31, 2012	
Rating[1]	**Amount**	**Percent**
U.S. Treasury and U.S. agency securities[2]	$ 201,358	27.3%
Aaa or AAA	53,203	7.2
Aa or AA	379,372	51.5
A	89,338	12.1
BBB	13,339	1.9
Total	$ 736,610	100.0%

(1) Ratings assigned by Moody's Investors Services, Inc. or Standard & Poor's Corporation.
(2) Includes residential mortgage-backed securities of $129.0 million.

Our insurance subsidiaries invest in both taxable and tax-exempt securities as part of their strategy to maximize after-tax income. This strategy considers, among other factors, the alternative minimum tax. Tax-exempt securities made up approximately 59.8%, 63.8% and 67.2% of the debt securities in the combined investment portfolios of our insurance subsidiaries at December 31, 2012, 2011 and 2010, respectively.

The following table shows the classification of our investments and the investments of our insurance subsidiaries (at carrying value) at December 31, 2012, 2011 and 2010:

	December 31,					
	2012		2011		2010	
(dollars in thousands)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Fixed maturities[1]:						
Held to maturity:						
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 1,000	0.1%	$ 1,000	0.1%	$ 1,000	0.1%
Obligations of states and political subdivisions	40,909	5.1	56,966	7.3	59,852	8.2
Corporate securities	—	—	250	—	3,247	0.5
Residential mortgage-backed securities	191	—	274	—	667	0.1
Total held to maturity	42,100	5.2	58,490	7.4	64,766	8.9
Available for sale:						
U.S. Treasury securities and obligations of U.S. government corporations and agencies	71,311	8.8	60,978	7.8	57,316	7.9
Obligations of states and political subdivisions	416,987	51.7	398,877	50.8	389,629	53.5
Corporate securities	77,356	9.6	64,113	8.2	67,095	9.2
Residential mortgage-backed securities	128,856	16.0	122,630	15.6	89,807	12.3
Total available for sale	694,510	86.1	646,598	82.4	603,847	82.9
Total fixed maturities	736,610	91.3	705,088	89.8	668,613	91.8
Equity securities[2]	8,757	1.1	7,438	1.0	10,161	1.4
Investments in affiliates[3]	37,236	4.6	32,322	4.1	8,992	1.2
Short-term investments[4]	23,826	3.0	40,461	5.1	40,776	5.6
Total investments	$ 806,429	100.0%	$ 785,309	100.0%	$ 728,542	100.0%

(1) We refer to Notes 1 and 5 to our Consolidated Financial Statements. We value those fixed maturities we classify as held to maturity at amortized cost; we value those fixed maturities we classify as available for sale at fair value. The total fair value of fixed maturities we classified as held to maturity was $43.7 million at December 31, 2012, $61.4 million at December 31, 2011 and $67.8 million at December 31, 2010. The amortized cost of fixed maturities we classified as available for sale was $655.2 million at December 31, 2012, $614.3 million at December 31, 2011 and $601.3 million at December 31, 2010.

(2) We value equity securities at fair value. Total cost of equity securities was $8.7 million at December 31, 2012, $7.2 million at December 31, 2011 and $2.5 million at December 31, 2010.

(3) We value investments in affiliates at cost, adjusted for our share of earnings and losses of our affiliates as well as changes in equity of our affiliates due to unrealized gains and losses.

(4) We value short-term investments at cost, which approximates fair value.

The following table sets forth the maturities (at carrying value) in the fixed maturity and short-term investment portfolios of our insurance subsidiaries at December 31, 2012, 2011 and 2010:

	December 31,					
	2012		2011		2010	
(dollars in thousands)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Due in[1]:						
One year or less	$ 10,004	1.4%	$ 16,181	2.3%	$ 12,968	1.9%
Over one year through three years	31,176	4.2	27,912	4.0	54,028	8.1
Over three years through five years	64,839	8.8	71,820	10.2	66,720	10.0
Over five years through ten years	201,953	27.4	188,523	26.7	201,523	30.1
Over ten years through fifteen years	191,179	26.0	172,956	24.5	147,512	22.1
Over fifteen years	108,412	14.7	104,792	14.9	95,389	14.3
Residential mortgage-backed securities	129,047	17.5	122,904	17.4	90,473	13.5
	$ 736,610	100.0%	$ 705,088	100.0%	$ 668,613	100.0%

(1) Based on stated maturity dates with no prepayment assumptions. Actual maturities will differ because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

As shown above, our insurance subsidiaries held investments in residential mortgage-backed securities having a carrying value of $129.0 million at December 31, 2012. The mortgage-backed securities consist primarily of investments in governmental agency balloon pools with stated maturities between one and 24 years. The stated maturities of these investments limit the exposure of our insurance subsidiaries to extension risk in the event that interest rates rise and prepayments decline. Our insurance subsidiaries perform an analysis of the underlying loans when evaluating a residential mortgage-backed security for purchase, and they select those securities that they believe will provide a return that properly reflects the prepayment risk associated with the underlying loans.

The following table sets forth the investment results of our insurance subsidiaries for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,		
(dollars in thousands)	2012	2011	2010
Invested assets[1]	$ 795,869	$ 756,925	$ 697,689
Investment income[2]	20,169	20,858	19,950
Average yield	2.5%	2.8%	2.9%
Average tax-equivalent yield	3.5	3.8	4.0

(1) Average of the aggregate invested amounts at the beginning and end of the period.
(2) Investment income is net of investment expenses and does not include realized investment gains or losses or provision for income taxes.

A.M. Best Rating

Donegal Mutual and our insurance subsidiaries have an A.M. Best rating of A (Excellent), based upon the respective current financial condition and historical statutory results of operations of Donegal Mutual and our insurance subsidiaries. We believe that the A.M. Best rating of Donegal Mutual and our insurance subsidiaries is an important factor in their marketing of the products to their agents and customers. A.M. Best's ratings are industry ratings based on a comparative analysis of the financial condition and operating performance of insurance companies. A.M. Best's classifications are A++ and A+ (Superior), A and A- (Excellent), B++ and B+ (Good), B and B- (Fair), C++ and C+ (Marginal), C and C- (Weak), D (Poor) and E (Under Regulatory Supervision), F (Liquidation) and S (Suspended). A.M. Best bases its ratings upon factors relevant to the payment of claims of policyholders and are not directed toward the protection of investors in insurance companies. According to A.M. Best, the "Excellent" rating that the Donegal Insurance Group maintains is assigned to those companies that, in A.M. Best's opinion, have an excellent ability to meet their ongoing obligations to policyholders.

Regulation

The supervision and regulation of insurance companies consists primarily of the laws and regulations of the various states in which the insurance companies transact business, with the primary regulatory authority being the insurance regulatory authorities in the state of domicile of the insurance company. Such supervision and regulation relate to numerous aspects of an insurance company's business and financial condition. The primary purpose of such supervision and regulation is the protection of policyholders. The authority of the state insurance departments includes the establishment of standards of solvency that insurers must meet and maintain, the licensing of insurers and insurance agents to do business, the nature of, and limitations on, investments, premium rates for property and casualty insurance, the provisions that insurers must make for current losses and future liabilities, the deposit of securities for the benefit of policyholders, the approval of policy forms, notice requirements for the cancellation of policies and the approval of certain changes in control. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of insurance companies.

In addition to state-imposed insurance laws and regulations, the National Association of Insurance Commissioners, or the NAIC, has established a risk-based capital system, or RBC, for assessing the adequacy of statutory capital and surplus that augments the states' current fixed dollar minimum capital requirements for insurance companies. At December 31, 2012, our insurance subsidiaries and Donegal Mutual each exceeded the minimum levels of statutory capital the RBC rules require by a substantial margin.

Generally, every state has guaranty fund laws under which insurers licensed to do business in that state can be assessed on the basis of premiums written by the insurer in that state in order to fund policyholder liabilities of insolvent insurance companies. Under these laws in general, an insurer is subject to assessment, depending upon its market share of a given line of business, to assist in the payment of policyholder claims against insolvent insurers. Our insurance subsidiaries and Donegal Mutual have made accruals for their portion of assessments related to such insolvencies based upon the most current information furnished by the guaranty associations.

We are part of an insurance holding company system of which Donegal Mutual is the ultimate controlling person. All of the states in which our insurance companies and Donegal Mutual maintain a domicile have legislation that regulates insurance holding company systems. Each insurance company in the insurance holding company system must register with the insurance supervisory agency of its state of domicile and furnish information concerning the operations of companies within the insurance holding company system that may materially affect the operations, management or financial condition of the insurers within the system. Pursuant to these laws, the respective insurance departments in which our subsidiaries and Donegal Mutual maintain a domicile may examine our insurance subsidiaries or Donegal Mutual at any time, require disclosure of material transactions by the holding company with another member of the insurance holding company system and require prior notice or prior approval of certain transactions, such as "extraordinary dividends" from the insurance subsidiaries to the holding company. We have insurance subsidiaries domiciled in Iowa, Maryland, Michigan, Pennsylvania, Virginia and Wisconsin.

The Pennsylvania Insurance Holding Companies Act, which generally applies to Donegal Mutual, us and our insurance subsidiaries, requires that all transactions within an insurance holding company system to which an insurer is a party must be fair and reasonable and that any charges or fees for services performed must be reasonable. Any management agreement, service agreement, cost sharing arrangement and material reinsurance agreement must be filed with the Pennsylvania Insurance Department, or the Department, and is subject to the Department's review. We have filed the pooling agreement between Donegal Mutual and Atlantic States that established the underwriting pool and all material reinsurance agreements between Donegal Mutual and our insurance subsidiaries with the Department.

Approval of the applicable insurance commissioner is also required prior to consummation of transactions affecting the control of an insurer. In virtually all states, including Iowa, Maryland, Michigan, Pennsylvania, Virginia and Wisconsin, where our insurance subsidiaries are domiciled, the acquisition of 10% or more of the outstanding capital stock of an insurer or its holding company or the intent to acquire such an interest creates a rebuttable presumption of a change in control. Pursuant to an order issued in April 2003, the Department approved Donegal Mutual's ownership of up to 70% of our outstanding Class A common stock and up to 100% of our outstanding Class B common stock.

Our insurance subsidiaries have the legal obligation under state insurance laws to participate in involuntary insurance programs for automobile insurance, as well as other property and casualty insurance lines, in the states in which they conduct business. These programs include joint underwriting associations, assigned risk plans, fair access to insurance requirements plans, reinsurance facilities, windstorm plans and tornado plans. Legislation establishing these programs requires all companies that write lines covered by these programs to provide coverage, either directly or through reinsurance, for insureds who are unable to obtain insurance in the voluntary market. The legislation creating these programs usually allocates a pro rata portion of risks attributable to such insureds to each company on the basis of the direct premiums it has written in that state or the number of automobiles it insures in that state. Generally, state law requires participation in these programs as a condition to obtaining a certificate of authority. Our loss ratio on insurance we write under these involuntary programs has traditionally been significantly greater than our loss ratio on insurance we voluntarily write in those states.

Regulatory requirements, including RBC requirements, may impact our insurance subsidiaries' ability to pay dividends. The amount of statutory capital and surplus necessary for our insurance subsidiaries to satisfy regulatory requirements, including RBC requirements, was not significant in relation to our insurance subsidiaries' statutory capital and surplus at December 31, 2012. Generally, the maximum amount that an insurance subsidiary may pay to us during any year after notice to, but without prior approval of, the insurance commissioner of its domiciliary state is limited to a stated percentage of that subsidiary's statutory capital and surplus at December 31 of the preceding fiscal year or the net income of that subsidiary for its preceding fiscal year. Our insurance subsidiaries paid dividends to us of $7.0 million, $16.0 million and $12.0 million in 2012, 2011 and 2010, respectively. At December 31, 2012, the amount of dividends our insurance subsidiaries could pay to us during 2013, without the prior approval of their domiciliary insurance commissioners, is shown in the following table.

Name of Insurance Subsidiary	Ordinary Dividend Amount
Atlantic States	$ 18,046,566
Southern	—
Le Mars	2,680,314
Peninsula Group	4,247,109
Sheboygan	—
MICO	4,244,320
Total	$ 29,218,309

Donegal Mutual Insurance Company

Donegal Mutual organized as a mutual fire insurance company in Pennsylvania in 1889. At December 31, 2012, Donegal Mutual had admitted assets of $350.7 million and policyholders' surplus of $187.7 million. At December 31, 2012, Donegal Mutual had total liabilities of $162.9 million, including reserves for net losses and loss expenses of $46.2 million and unearned premiums of $39.3 million. Donegal Mutual's investment portfolio of $215.7 million at December 31, 2012 consisted primarily of investment-grade bonds of $16.9 million, its investment in DFSC's common stock and its investment in our common stock. At December 31, 2012, Donegal Mutual owned 7,755,953 shares, or approximately 39%, of our Class A common stock, which Donegal Mutual carried on its books at $98.6 million, and 4,217,039 shares, or approximately 76%, of our Class B common stock, which Donegal Mutual carried on its books at $53.6 million. We present Donegal Mutual's financial information in accordance with SAP as required by the NAIC Accounting Practices and Procedures Manual. Donegal Mutual does not, nor is it required to, prepare financial statements in accordance with GAAP.

Donegal Financial Services Corporation

In 2000, we and Donegal Mutual formed DFSC as a unitary thrift holding company and its wholly owned subsidiary, Province Bank FSB, as a federal savings bank. In May 2011, DFSC merged with Union National Financial Corporation, or UNNF, with DFSC as the surviving company in the merger. Under the merger agreement, Province Bank FSB and Union National Community Bank, which UNNF owned, also merged to form UCB. UCB is a federal savings bank with 13 branch offices in Lancaster County, Pennsylvania, and approximately $510.0 million in assets at December 31, 2012.

Because Donegal Mutual and we together own all of the outstanding capital stock of DFSC, the Board of Governors of the Federal Reserve System, or the FRB, regulates Donegal Mutual, DFSC and us as grandfathered savings and loan holding companies. As a result, Donegal Mutual, DFSC and we are subject to regulation by the FRB under the holding company provisions of the federal Home Owners' Loan Act, or HOLA. However, if any of Donegal Mutual, DFSC or we were to lose this grandfathered status, they or we would become a bank holding company regulated by the FRB under the Bank Holding Company Act. UCB, as a federally chartered and insured stock savings bank, is subject to regulation and supervision by the Office of the Comptroller of the Currency and by the Federal Deposit Insurance Corporation. The primary purpose of the federal statutory and regulatory supervision of financial institutions is to protect depositors, the financial institutions and the financial system as a whole rather than the stockholders of financial institutions or their holding companies. UCB is currently in the process of converting from a federally-chartered stock savings bank to a Pennsylvania-chartered stock savings bank.

Sections 23A and 23B of the Federal Reserve Act impose quantitative and qualitative restrictions on transactions between a savings association and its "affiliates." Affiliates of a savings association include, among other entities, the savings association's holding company and non-banking companies under common control with the savings association such as Donegal Mutual and us. These restrictions on transactions with affiliates apply to transactions between DFSC and UCB, on the one hand, and Donegal Mutual and us and our insurance subsidiaries, on the other hand. These restrictions also apply to transactions among DFSC, UCB and Donegal Mutual. Because DFSC directly controls UCB and Donegal Mutual and we indirectly control UCB, DFSC, Donegal Mutual and we are subject to the Change in Bank Control Act.

Cautionary Statement Regarding Forward-Looking Statements

This Form 10-K Annual Report and the documents we incorporate by reference in this Form 10-K Annual Report contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include certain discussions relating to underwriting, premium and investment income volumes, business strategies, reserves, profitability and business relationships and our other business activities during 2012 and beyond. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expect," "plan," "intend," "anticipate," "believe," "estimate," "objective," "project," "predict," "potential," "goal" and similar expressions. These forward-looking statements reflect our current views about future events, our current assumptions and are subject to known and unknown risks and uncertainties that may cause our results, performance or achievements to differ materially from those we anticipate or imply by our forward-looking statements. We cannot control or predict many of the factors that could determine our future financial conditions or results of operations. Such factors may include those we describe under "Risk Factors." The forward-looking statements contained in this annual report reflect our views and assumptions only as of the date of this Form 10-K Report. Except as required by law, we do not intend to update, and we assume no responsibility for updating, any forward-looking statements we have made. We qualify all of our forward-looking statements by these cautionary statements.

Item 1A. Risk Factors.

Risk Factors

Risks Relating to Us and Our Business

Donegal Mutual is our controlling stockholder. Donegal Mutual and its directors and executive officers have potential conflicts of interest between the best interests of our stockholders and the best interests of the policyholders of Donegal Mutual.

Donegal Mutual controls the election of all of the members of our board of directors. Six of the 11 members of our board of directors are also directors of Donegal Mutual. Donegal Mutual and we share the same executive officers. These common directors and executive officers have a fiduciary duty to our stockholders and also have a fiduciary duty to the policyholders of Donegal Mutual. Among the potential conflicts of interest that could arise from these separate fiduciary duties are the following:

- We and Donegal Mutual periodically review the percentage participation of Atlantic States and Donegal Mutual in the underwriting pool that Donegal Mutual and Atlantic States have maintained since 1986;
- Our insurance subsidiaries and Donegal Mutual annually review and then establish the terms of certain reinsurance agreements between them with the objective, over the long-term, of having an approximately equal balance between payments and recoveries;
- We and Donegal Mutual periodically allocate certain shared expenses among ourselves and our insurance subsidiaries in accordance with various inter-company expense-sharing agreements; and
- Our insurance subsidiaries may enter into other transactions or contractual relationships with Donegal Mutual, including, for example, our purchases from time to time from Donegal Mutual of the surplus note of a mutual insurance company that will convert into a stock insurance company and ultimately become one of our wholly owned subsidiaries.

Donegal Mutual has sufficient voting power to determine the outcome of all matters submitted to our stockholders for approval.

Each share of our Class A common stock has one-tenth of a vote per share and votes as a single class with our Class B common stock, which has one vote per share, except for matters that would uniquely affect the rights of holders of our Class A common stock or our Class B common stock. Donegal Mutual has the right to vote approximately 66% of the aggregate voting power of our Class A common stock and our Class B common stock and has sufficient voting control to:

- elect all of the members of our board of directors, who determine our management and policies; and
- control the outcome of any corporate transaction or other matter submitted to a vote of our stockholders for approval, including mergers or other acquisition proposals and the sale of all or substantially all of our assets, in each case regardless of how all of our other stockholders other than Donegal Mutual vote their shares.

The interests of Donegal Mutual in maintaining this greater than majority control of us may have an adverse effect on the price of our Class A common stock and the price of our Class B common stock because of the absence of any potential "takeover" premium and may be inconsistent with the interests of our stockholders other than Donegal Mutual.

Donegal Mutual's voting control, certain provisions of our certificate of incorporation and by-laws and certain provisions of Delaware law make it remote that anyone could acquire control of us unless Donegal Mutual were in favor of the acquisition of control.

Donegal Mutual's voting control, certain anti-takeover provisions in our certificate of incorporation and by-laws and certain provisions of the Delaware General Corporation Law, or the DGCL, could delay or prevent the removal of members of our board of directors and could make a merger, tender offer or proxy contest involving us more expensive as well as unlikely to succeed, even if such events were in the best interests of our stockholders other than Donegal Mutual. These factors could also discourage a third party from attempting to acquire control of us. In particular, our certificate of incorporation and by-laws include the following anti-takeover provisions:

- our board of directors is classified into three classes, so that our stockholders elect only one-third of the members of our board of directors each year;
- our stockholders may remove our directors only for cause;
- our stockholders may not take stockholder action except at an annual or special meeting of our stockholders;
- the request of stockholders holding at least 20% of the aggregate voting power of our Class A common stock and our Class B common stock is required to call a special meeting of our stockholders;
- our by-laws require that stockholders provide advance notice to us to nominate candidates for election to our board of directors or to propose any other item of stockholder business at a stockholders' meeting;
- we do not permit cumulative voting rights in the election of our directors;
- our certificate of incorporation does not provide for preemptive rights in connection with any issuance of securities by us; and
- our board of directors may issue, without stockholder approval unless otherwise required by law, preferred stock with such terms as our board of directors may determine.

We have authorized preferred stock that we could issue without stockholder approval to make it more difficult for a third party to acquire us.

We have 2.0 million authorized shares of preferred stock that we could issue in one or more series without further stockholder approval, unless the DGCL or the NASDAQ Global Select Market otherwise requires, and upon such terms and conditions, and having such rights, privileges and preferences, as our board of directors may determine our potential issuance of preferred stock and that may make it difficult for a third party to acquire control of us.

Because we are an insurance holding company, no person can acquire or seek to acquire a 10% or greater interest in us without first obtaining approval of the insurance commissioners of the states of domicile of our insurance subsidiaries.

We own insurance subsidiaries domiciled in the states of Iowa, Maryland, Michigan, Pennsylvania, Virginia and Wisconsin, and Donegal Mutual controls an insurance company domiciled in Georgia. The insurance laws of each of these states provide that no person can acquire or seek to acquire a 10% or greater interest in us without first filing specified information with the insurance commissioner of that state and obtaining the prior approval of the proposed acquisition of a 10% or greater interest in us by the state insurance commissioner based on statutory standards designed to protect the safety and soundness of the insurance holding company and its subsidiary.

Because we are a grandfathered unitary savings and loan holding company, no person can acquire or seek to acquire more than a 10% interest in either class of our common stock without first obtaining approval of, or an exemption from, the Board of Governors of the Federal Reserve System.

We own 48.2% of the outstanding stock of DFSC, which owns all of the outstanding stock of UCB. As a result of our ownership interest in DFSC, we are a grandfathered unitary savings and loan holding company regulated under HOLA by the FRB. No person may lawfully acquire more than 10% of any class of voting security of a unitary savings and loan holding company registered under the Exchange Act without first filing specified information with the FRB and obtaining the FRB's prior approval of the proposed acquisition or an exemption from the FRB.

Our insurance subsidiaries currently conduct business in a limited number of states, with a concentration of business in Pennsylvania, Michigan, Maryland and Virginia. Any single catastrophe occurrence or other condition affecting losses in these states could adversely affect the results of operations of our insurance subsidiaries.

Our insurance subsidiaries conduct business in 22 states located primarily in the Mid-Atlantic, Midwestern, New England and Southern states. A substantial portion of their business consists of private passenger and commercial automobile, homeowners and workers' compensation insurance in Pennsylvania, Michigan, Maryland and Virginia. While our insurance subsidiaries and Donegal Mutual actively manage our respective exposure to catastrophes through their underwriting process and the purchase of reinsurance, a single catastrophic occurrence, destructive weather pattern, general economic trend, terrorist attack, regulatory development or other condition affecting one or more of the states in which our insurance subsidiaries conduct substantial business could materially adversely affect their business, financial condition and results of operations. Common catastrophic events include hurricanes, earthquakes, tornadoes, wind and hail storms, fires, explosions and severe winter storms.

If the independent agents who market the products of our insurance subsidiaries do not maintain their current levels of premium writing with us, fail to comply with established underwriting guidelines of our insurance subsidiaries or otherwise inappropriately market the products of our insurance subsidiaries, the business, financial condition and results of operations of our insurance subsidiaries could be adversely affected.

Our insurance subsidiaries market their insurance products solely through a network of approximately 2,500 independent insurance agencies. This agency distribution system is one of the most important components of the competitive profile of our insurance subsidiaries. As a result, our insurance subsidiaries depend to a material extent upon their independent agents, each of whom has the authority to bind our insurance subsidiaries to insurance coverage. To the extent that such independent agents' marketing efforts fail to result in the maintenance of their current levels of volume and quality or they bind our insurance subsidiaries to unacceptable insurance risks, fail to comply with the established underwriting guidelines of our insurance subsidiaries or otherwise inappropriately market the products of our insurance subsidiaries, the business, financial condition and results of operations of our insurance subsidiaries could suffer.

The business of our insurance subsidiaries may not continue to grow and may be materially adversely affected if they cannot retain existing, and attract new, independent agents or if insurance consumers increase their use of insurance marketing systems other than independent agents.

Our ability to retain existing, and to attract new, independent agents is essential to the continued growth of the business of our insurance subsidiaries. If independent agents find it easier to do business with the competitors of our insurance subsidiaries, our insurance subsidiaries could find it difficult to retain their existing business or to attract new business. While our insurance subsidiaries believe they maintain good relationships with the independent agents they have appointed, our insurance subsidiaries cannot be certain that these independent agents will continue to sell the products of our insurance subsidiaries to the consumers these independent agents represent. Some of the factors that could adversely affect the ability of our insurance subsidiaries to retain existing, and attract new, independent agents include:

- the significant competition among insurance companies to attract independent agents;
- the labor-intensive and time-consuming process of selecting new independent agents;
- the insistence of our insurance subsidiaries that independent agents adhere to consistent underwriting standards; and
- the ability of our insurance subsidiaries to pay competitive and attractive commissions, bonuses and other incentives to independent agents.

While our insurance subsidiaries sell insurance to policyholders solely through their network of independent agencies, many competitors of our insurance subsidiaries sell insurance through a variety of delivery methods, including independent agencies, captive agencies, the Internet and direct sales. To the extent that current and potential policyholders change their marketing system preference, the business, financial condition and results of operations of our insurance subsidiaries may be adversely affected.

We are dependent on dividends from our insurance subsidiaries for the payment of our operating expenses, our debt service and dividends to our stockholders; however, there are regulatory restrictions and business considerations that regulate the amount of dividends our insurance subsidiaries may pay to us.

As a holding company, we rely primarily on dividends from our insurance subsidiaries as a source of funds to meet our corporate obligations and to pay dividends to our stockholders. The amount of dividends our insurance subsidiaries can pay to us is subject to regulatory restrictions and depends on the amount of surplus our insurance subsidiaries maintain. From time to time, the NAIC and various state insurance regulators consider modifying the method of determining the amount of dividends that an insurance company may pay without prior regulatory approval. The maximum amount of ordinary dividends that our insurance subsidiaries can pay to us in 2013 without prior regulatory approval is approximately $29.2 million. Other business and regulatory considerations, such as the impact of dividends on surplus that could affect the ratings of our insurance subsidiaries, competitive conditions, RBC requirements, the investment results of our insurance subsidiaries and the amount of premiums that our insurance subsidiaries write could also adversely impact the ability of our insurance subsidiaries to pay dividends to us.

If A.M. Best downgrades the rating it has assigned to Donegal Mutual or any of our insurance subsidiaries, it would adversely affect their competitive position.

Industry ratings are a factor in establishing and maintaining the competitive position of insurance companies. A.M. Best, an industry-accepted source of insurance company financial strength ratings, rates Donegal Mutual and our insurance subsidiaries. A.M. Best ratings provide an independent opinion of an insurance company's financial health and its ability to meet its obligations to its policyholders. We believe that the financial strength rating of A.M. Best is material to the operations of Donegal Mutual and our insurance subsidiaries. Currently, Donegal Mutual and our insurance subsidiaries each have an A (Excellent) rating from A.M. Best. If A.M. Best were to downgrade the rating of Donegal Mutual or any of our insurance subsidiaries, it would adversely affect the competitive position of Donegal Mutual and our insurance subsidiaries and make it more difficult for them to market their products and retain their existing policyholders.

Our strategy to grow in part through acquisitions of smaller insurance companies exposes us to risks that could adversely affect our results of operations and financial condition.

The affiliation with and acquisition of smaller, and often undercapitalized, insurance companies involves risks that could adversely affect our results of operations and financial condition. The risks associated with these affiliations and acquisitions include:

- the potential inadequacy of reserves for loss and loss expenses;
- the need to supplement management with additional experienced personnel;
- conditions imposed by regulatory agencies that make the realization of cost-savings through integration of operations more difficult;

- a need for additional capital that was not anticipated at the time of the acquisition; and
- the use of more of our management's time than we originally anticipated.

If we cannot obtain sufficient capital to fund the organic growth of our insurance subsidiaries and to make acquisitions, we may not be able to expand our business.

Our strategy is to expand our business through the organic growth of our insurance subsidiaries and through our strategic acquisitions of regional insurance companies. Our insurance subsidiaries will require additional capital in the future to support this strategy. If we cannot obtain sufficient capital on satisfactory terms and conditions, we may not be able to expand the business of our insurance subsidiaries or to make future acquisitions. Our ability to obtain additional financing will depend on a number of factors, many of which are beyond our control. For example, we may not be able to obtain additional debt or equity financing because we or our insurance subsidiaries may already have substantial debt at the time, because we or our insurance subsidiaries do not have sufficient cash flow to service or repay our existing or additional debt or because financial institutions are not making financing available. In addition, any equity capital we obtain in the future could be dilutive to our existing stockholders.

Many of the competitors of our insurance subsidiaries have greater financial strength than our insurance subsidiaries, and these competitors may be able to offer their products at lower prices than our insurance subsidiaries can afford to offer their products.

The property and casualty insurance industry is intensely competitive. Competition can be based on many factors, including:

- the perceived financial strength of the insurer;
- premium rates;
- policy terms and conditions;
- policyholder service;
- reputation; and
- experience.

Our insurance subsidiaries compete with many regional and national property and casualty insurance companies, including direct sellers of insurance products, insurers having their own agency organizations and other insurers represented by independent agents. Many of these insurers have greater capital than our insurance subsidiaries, have substantially greater financial, technical and operating resources and have equal or higher ratings from A.M. Best than our insurance subsidiaries. In addition, our competition may become increasingly better capitalized in the future as the property and casualty insurance industry continues to consolidate.

The greater capitalization of many of the competitors of our insurance subsidiaries enables them to operate with lower profit margins and, therefore, allows them to market their products more aggressively, to take advantage more quickly of new marketing opportunities and to offer lower premium rates. Our insurance subsidiaries may not be able to maintain their current competitive position in the markets in which they operate if their competitors offer prices for their products that are lower than the prices our insurance subsidiaries are prepared to offer. Moreover, if these competitors lower the price of their products and our insurance subsidiaries meet their pricing, the profit margins and revenues of our insurance subsidiaries may decrease and their ratios of claims and expenses to premiums may increase. All of these factors could materially adversely affect the financial condition and results of operations of our insurance subsidiaries.

Because the investment portfolios of our insurance subsidiaries consist primarily of fixed-income securities, their investment income and the fair value of their investment portfolios could decrease as a result of a number of factors.

Our insurance subsidiaries invest the premiums they receive from their policyholders and maintain investment portfolios that consist primarily of fixed-income securities. The management of these investment portfolios is an important component of the profitability of our insurance subsidiaries, and a significant portion of the operating income of our insurance subsidiaries generate derives from the income they receive on their invested assets. A number of factors may affect the quality and/or yield of their portfolios, including the general economic and business environment, government monetary policy, changes in the credit quality of the issuers of the fixed-income securities our insurance subsidiaries own, changes in market conditions and regulatory changes. The fixed-income securities our insurance subsidiaries own consist primarily of securities issued by domestic entities that are backed either by the credit or collateral of the underlying issuer. Factors such as an economic downturn, disruption in the credit market or the availability of credit, a regulatory change pertaining to a particular issuer's industry, a significant deterioration in the cash flows of the issuer or a change in the issuer's marketplace may adversely affect the ability of our insurance subsidiaries to collect principal and interest from the issuer.

The investments of our insurance subsidiaries are also subject to risk resulting from interest rate fluctuations. Increasing interest rates or a widening in the spread between interest rates available on U.S. Treasury securities and corporate debt or asset-backed securities, for example, will typically have an adverse impact on the market values of fixed-rate securities. If interest rates remain at historically low levels, our insurance subsidiaries will generally have a lower overall rate of return on investments of cash their operations generate. In addition, in the event of the call or maturity of investments in a low interest rate environment, our insurance subsidiaries may not be able to reinvest the proceeds in securities with comparable interest rates. Changes in interest rates may reduce both the profitability and the return on the invested capital of our insurance subsidiaries.

We and our insurance subsidiaries depend on key personnel. The loss of any member of our executive management or the senior management of our insurance subsidiaries could negatively affect the continuation of our business strategies and achievement of our growth objectives.

The loss of, or failure to attract, key personnel could significantly impede the financial plans, growth, marketing and other objectives of us and our insurance subsidiaries. The continued success of our insurance subsidiaries depends to a substantial extent on the ability and experience of their senior management. Our insurance subsidiaries and we believe that our future success is dependent on our ability to attract and retain additional skilled and qualified personnel and to expand, train and manage our employees. We and our insurance subsidiaries may be unable to do so because of the intense competition for experienced personnel in the insurance industry. We and our insurance subsidiaries have two to five year automatically renewing employment agreements with our senior officers, including all of our named executive officers.

The reinsurance agreements on which our insurance subsidiaries rely do not relieve our insurance subsidiaries from their primary liability to their policyholders, and our insurance subsidiaries face a risk of non-payment from their reinsurers as well as the non-availability of reinsurance in the future.

Our insurance subsidiaries rely on reinsurance agreements to limit their maximum net loss from large single catastrophic risks or excess of loss risks in areas where our insurance subsidiaries may have a concentration of policyholders. Reinsurance also enables our insurance subsidiaries to increase their capacity to write insurance because it has the effect of leveraging the surplus of our insurance subsidiaries. Although the reinsurance our insurance subsidiaries maintain provides that the reinsurer is liable to them for any reinsured losses, the reinsurance does not relieve our insurance subsidiaries from their primary liability to their policyholders if the reinsurer fails to pay our insurance subsidiaries. To the extent that a reinsurer is unable to pay losses for which it is liable to our insurance subsidiaries, our insurance subsidiaries remain liable for such losses. At December 31, 2012, our insurance subsidiaries had approximately $108.1 million of reinsurance receivables from third-party reinsurers relating to paid and unpaid losses. Any insolvency or inability of these reinsurers to make timely payments to our insurance subsidiaries under the terms of their reinsurance agreements would adversely affect the results of operations of our insurance subsidiaries.

Michigan law requires MICO to provide unlimited lifetime medical benefits under the personal injury protection, or PIP, coverage of the personal automobile and commercial automobile policies it writes in the State of Michigan. Michigan law also requires MICO to be a member of the Michigan Catastrophic Claims Association, or MCCA, in order to write automobile insurance. The MCCA receives funding through assessments that its members collect from policyholders in the state and provides reinsurance for PIP claims that exceed a set retention. At December 31, 2012, MICO had approximately $34.4 million of reinsurance receivables from MCCA relating to paid and unpaid losses. The MCCA has generated significant operating deficits in recent years. Although we currently consider the risk to be remote, should the MCCA be unable to fulfill its payment obligations to MICO in the future, MICO's financial condition and results of operations could be adversely affected.

In addition, our insurance subsidiaries face a risk of the non-availability of reinsurance or an increase in reinsurance costs that could adversely affect their ability to write business or their results of operations. Market conditions beyond the control of our insurance subsidiaries, such as the amount of surplus in the reinsurance market and the frequency and severity of natural and man-made catastrophes, affect both the availability and the cost of the reinsurance our insurance subsidiaries purchase. If our insurance subsidiaries cannot maintain their current level of reinsurance or purchase new reinsurance protection in amounts that our insurance subsidiaries consider sufficient, our insurance subsidiaries would either have to accept an increase in their net risk retention or reduce their insurance writings, which would adversely affect them.

Our equity investment in DFSC subjects us to certain risks inherent to community banking organizations.

Our equity in the earnings of DFSC primarily reflects the underlying profitability of UCB. UCB is subject to a number of risks, which include, but are not limited to, the following:

- variations in interest rates that may negatively affect UCB's financial performance;
- inherent risks associated with UCB's lending activities;
- a significant decline in general economic conditions in the specific markets in which UCB operates;
- the potential adverse impact of extensive federal and state regulation and supervision;
- potential declines in the value of UCB's investments that are considered other than temporary;
- competition for loans and deposits with numerous regional and national banks and other financial institutions; and
- UCB's inability to attract and retain qualified key personnel.

Risks Relating to the Property and Casualty Insurance Industry

Industry trends, such as increased litigation against the insurance industry and individual insurers, the willingness of courts to expand covered causes of loss, rising jury awards, escalating medical costs and increasing loss severity may contribute to increased costs and to the deterioration of the reserves of our insurance subsidiaries.

Loss severity in the property and casualty insurance industry has increased in recent years, principally driven by larger court judgments and increasing medical costs. In addition, many classes of complainants have brought legal actions and proceedings that tend to increase the size of judgments. The propensity of policyholders and third-party claimants to litigate and the willingness of courts to expand causes of loss and the size of awards to eliminate exclusions and to increase coverage limits may make the loss reserves of our insurance subsidiaries inadequate for current and future losses.

Loss or significant restriction of the use of credit scoring in the pricing and underwriting of the personal lines insurance products by our insurance subsidiaries could adversely affect their future profitability.

Our insurance subsidiaries use credit scoring as a factor in making risk selection and pricing decisions where allowed by state law for personal lines insurance products. Recently, some consumer groups and regulators have questioned whether the use of credit scoring unfairly discriminates against people with low incomes, minority groups and the elderly. These consumer groups and regulators often call for the prohibition or restriction on the use of credit scoring in underwriting and pricing. Laws or regulations enacted in a number of states that significantly curtail the use of credit scoring in the underwriting process could reduce the future profitability of our insurance subsidiaries.

Changes in applicable insurance laws or regulations or changes in the way regulators administer those laws or regulations could adversely affect the operating environment of our insurance subsidiaries and increase their exposure to loss or put them at a competitive disadvantage.

Property and casualty insurers are subject to extensive supervision in their domiciliary states and in the states in which they do business. This regulatory oversight includes matters relating to:

- licensing and examination;
- approval of premium rates;
- market conduct;
- policy forms;

- limitations on the nature and amount of certain investments;
- claims practices;
- mandated participation in involuntary markets and guaranty funds;
- reserve adequacy;
- insurer solvency;
- transactions between affiliates;
- the amount of dividends that insurers may pay; and
- restrictions on underwriting standards.

Such regulation and supervision are primarily for the benefit and protection of policyholders rather than stockholders. For instance, our insurance subsidiaries are subject to involuntary participation in specified markets in various states in which they operate and the premium rates our insurance subsidiaries may charge do not always correspond with the underlying costs of providing that coverage.

The NAIC and state insurance regulators are re-examining existing laws and regulations, specifically focusing on:

- insurance company investments;
- issues relating to the solvency of insurance companies;
- risk-based capital guidelines;
- restrictions on the terms and conditions included in insurance policies;
- certain methods of accounting;
- reserves for unearned premiums, losses and other purposes;
- the values at which insurance companies may carry investment securities and the definition of other-than-temporary impairment; and
- interpretations of existing laws and the development of new laws.

Changes in state laws and regulations, as well as changes in the way state regulators view related-party transactions in particular, could change the operating environment of our insurance subsidiaries and have an adverse effect on their business. The state insurance regulatory framework has recently come under increased federal scrutiny. Congress is considering proposals that it should create an optional federal charter for insurers. Federal chartering has the potential to create an uneven playing field for insurers by subjecting federally-chartered and state-chartered insurers to different regulatory requirements. Federal chartering also raises the possibility of duplicative or conflicting federal and state requirements. In addition, if federal legislation repeals the partial exemption for the insurance industry from federal antitrust laws, our ability to collect and share loss cost data with the industry could adversely affect the results of operations of our insurance subsidiaries.

Insurance companies are subject to assessments, based on their market share in a given line of business, to assist in the payment of unpaid claims and related costs of insolvent insurance companies. Such assessments could adversely affect the financial condition of our insurance subsidiaries.

Our insurance subsidiaries must pay assessments pursuant to the guaranty fund laws of the various states in which they conduct business. Generally, under these laws, our insurance subsidiaries can be assessed, depending upon the market share of our insurance subsidiaries in a given line of insurance business, to assist in the payment of unpaid claims and related costs of insolvent insurance companies in those states. We cannot predict the number and magnitude of future insurance company failures in the states in which our insurance subsidiaries conduct business, but future assessments could adversely affect the business, financial condition and results of operations of our insurance subsidiaries.

Our insurance subsidiaries must establish premium rates and loss and loss expense reserves from forecasts of the ultimate costs they expect will arise from risks underwritten during the policy period, and the profitability of our insurance subsidiaries could be adversely affected if their premium rates or reserves are insufficient to satisfy their ultimate costs.

One of the distinguishing features of the property and casualty insurance industry is that it prices its products before it knows its costs, since insurers generally establish their premium rates before they know the amount of losses they will incur. Accordingly, our insurance subsidiaries establish premium rates from forecasts of the ultimate costs they expect to arise from risks they have underwritten during the policy period. These premium rates may not be sufficient to cover the ultimate losses incurred. Further, our insurance subsidiaries must establish reserves for losses and loss expenses as balance sheet liabilities based upon estimates involving actuarial and statistical projections at a given time of what our insurance subsidiaries expect their ultimate liability to be. Significant periods of time often elapse from the occurrence of an insured loss to the reporting of the loss and the payment of that loss. It is possible that our insurance subsidiaries' ultimate liability could exceed these estimates because of the future development of known losses, the existence of losses that have occurred but are currently unreported and larger than historical settlements on pending and unreported claims. The process of estimating reserves is inherently judgmental and can be influenced by a number of factors, including the following:

- trends in claim frequency and severity;
- changes in operations;
- emerging economic and social trends;
- inflation; and
- changes in the regulatory and litigation environments.

If our insurance subsidiaries have insufficient premium rates or reserves, insurance regulatory authorities may require increases to these reserves. An increase in reserves results in an increase in losses and a reduction in net income for the period in which the deficiency in reserves exists. Accordingly, if an increase in reserves is not sufficient, it may adversely impact their business, liquidity, financial condition and results of operations.

The financial results of our insurance subsidiaries depend primarily on their ability to underwrite risks effectively and to charge adequate rates to policyholders.

The financial condition, cash flows and results of operations of our insurance subsidiaries depend on their ability to underwrite and set rates accurately for a full spectrum of risks across a number of lines of insurance. Rate adequacy is necessary to generate sufficient premium to pay losses, loss adjustment expenses and underwriting expenses and to earn a profit.

The ability to underwrite and set rates effectively is subject to a number of risks and uncertainties, including:

- the availability of sufficient, reliable data;
- the ability to conduct a complete and accurate analysis of available data;
- the ability to recognize in a timely manner changes in trends and to project both the severity and frequency of losses with reasonable accuracy;
- uncertainties generally inherent in estimates and assumptions;
- the ability to project changes in certain operating expense levels with reasonable certainty;
- the development, selection and application of appropriate rating formulae or other pricing methodologies;
- the use of modeling tools to assist with correctly and consistently achieving the intended results in underwriting and pricing;

- the ability to innovate with new pricing strategies and the success of those innovations on implementation;
- the ability to secure regulatory approval of premium rates on an adequate and timely basis;
- the ability to predict policyholder retention accurately;
- unanticipated court decisions, legislation or regulatory action;
- unanticipated changes in our claim settlement practices;
- changes in driving patterns for auto exposures;
- changes in weather patterns for property exposures;
- changes in the medical sector of the economy;
- unanticipated changes in auto repair costs, auto parts prices and used car prices;
- the impact of inflation and other factors on the cost of construction materials and labor;
- the ability to monitor property concentration in catastrophe-prone areas, such as hurricane, earthquake and wind/hail regions; and
- the general state of the economy in the states in which our insurance subsidiaries operate.

Such risks may result in the premium rates of our insurance subsidiaries being based on inadequate or inaccurate data or inappropriate assumptions or methodologies and may cause our estimates of future changes in the frequency or severity of claims to be incorrect. As a result, our insurance subsidiaries could underprice risks, which would negatively affect our margins, or our insurance subsidiaries could overprice risks, which could reduce their volume and competitiveness. In either event, underpricing or overpricing risks could adversely impact our operating results, financial condition and cash flows.

The cyclical nature of the property and casualty insurance industry may reduce the revenues and profit margins of our insurance subsidiaries.

The property and casualty insurance industry is highly cyclical with respect to both individual lines of business and the overall insurance industry. Premium rate levels relate to the availability of insurance coverage, which varies according to the level of surplus available in the insurance industry. The level of surplus in the industry varies with returns on invested capital and regulatory barriers to withdrawal of surplus. Increases in surplus may result in increased price competition among property and casualty insurers. If our insurance subsidiaries find it necessary to reduce premiums or limit premium increases due to these competitive pressures on pricing, our insurance subsidiaries may experience a reduction in their profit margins and revenues, an increase in their ratios of losses and expenses to premiums and, therefore, lower profitability.

Risks Relating to Our Common Stock

The price of our common stock may be adversely affected by its low trading volume.

Our Class A common stock and our Class B common stock have limited liquidity. Reported average daily trading volume in our Class A common stock and our Class B common stock for the year ended December 31, 2012 was approximately 22,293 shares and approximately 184 shares, respectively. This limited liquidity could subject our shares of Class A common stock and our shares of Class B common stock to greater price volatility.

Donegal Mutual's ownership of our stock, anti-takeover provisions of our certificate of incorporation and by-laws and certain state laws make it unlikely anyone could acquire control of us unless Donegal Mutual were in favor of the acquisition of control.

Donegal Mutual's ownership of our Class A common stock and Class B common stock, certain anti-takeover provisions of our certificate of incorporation and by-laws, certain provisions of Delaware law and the insurance laws and regulations of Iowa, Georgia, Maryland, Michigan, Pennsylvania, Virginia and Wisconsin could delay or prevent the removal of members of our board of directors and could make it more difficult for a merger, tender offer or proxy contest involving us to succeed, even if our stockholders other than Donegal Mutual believed any of such events would be beneficial to them. These factors could also discourage a third party from attempting to acquire control of us. The classification of our board of directors could also have the effect of delaying or preventing a change in our control.

In addition, we have 2,000,000 authorized shares of preferred stock that we could issue in one or more series without stockholder approval, to the extent applicable law permits, and upon such terms and conditions, and having such rights, privileges and preferences, as our board of directors may determine. Our ability to issue preferred stock could make it difficult for a third party to acquire us. We have no current plans to issue any preferred stock.

Moreover, the DGCL contains provisions that prohibit certain business combination transactions under certain circumstances. In addition, state insurance laws and regulations generally prohibit any person from acquiring, or seeking to acquire, a 10% or greater interest in an insurance company without the prior approval of the state insurance commissioner of the state of domicile of the insurer. Because of our indirect control of UCB, HOLA also prohibits the acquisition of a 10% or greater interest in either our Class A common stock or our Class B common stock without the prior approval of the FRB or the granting of an exemption by the FRB.

Item 1B. Unresolved Staff Comments.

We have no unresolved written comments from the Securities and Exchange Commission ("SEC") staff regarding our filings under the Exchange Act.

Item 2. Properties.

We and our insurance subsidiaries share administrative headquarters with Donegal Mutual in a building in Marietta, Pennsylvania that Donegal Mutual owns. Donegal Mutual charges us and our insurance subsidiaries for an appropriate portion of the building expenses under an inter-company allocation agreement. The Marietta headquarters has approximately 230,000 square feet of office space. Southern owns a facility of approximately 10,000 square feet in Glen Allen, Virginia. Le Mars owns a facility of approximately 25,500 square feet in Le Mars, Iowa, the Peninsula Group owns a facility of approximately 14,600 square feet in Salisbury, Maryland and Sheboygan owns a facility of approximately 8,800 square feet in Sheboygan Falls, Wisconsin.

Item 3. Legal Proceedings.

Our insurance subsidiaries are parties to routine litigation that arises in the ordinary course of their insurance business. We believe that the resolution of these lawsuits will not have a material adverse effect on the financial condition or results of operations of our insurance subsidiaries.

Item 4. Reserved.

Not applicable.

Executive Officers of the Company

The following table sets forth information regarding the executive officers of Donegal Mutual and us, each of whom has served with us for more than 10 years:

Name	Age	Position
Donald H. Nikolaus	70	President and Chief Executive Officer of Donegal Mutual since 1981; President and Chief Executive Officer of us since 1986. Chairman of our board of directors since April 2012.
Kevin G. Burke	47	Senior Vice President of Human Resources of Donegal Mutual and us since 2005; Vice President of Human Resources of Donegal Mutual and us from 2001 to 2005; other positions from 2000 to 2001.
Cyril J. Greenya	68	Senior Vice President and Chief Underwriting Officer of Donegal Mutual and us since 2005; Senior Vice President, Underwriting, of Donegal Mutual from 1997 to 2005; other positions from 1986 to 2005.
Jeffrey D. Miller	48	Senior Vice President and Chief Financial Officer of Donegal Mutual and us since 2005; Vice President and Controller of Donegal Mutual and us from 2000 to 2005; other positions from 1995 to 2005.
Robert G. Shenk	59	Senior Vice President, Claims, of Donegal Mutual and us since 1997; other positions from 1986 to 1997.
Daniel J. Wagner	52	Senior Vice President and Treasurer of Donegal Mutual and us since 2005; Vice President and Treasurer of Donegal Mutual and us from 2000 to 2005; other positions from 1993 to 2005.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our Class A common stock and Class B common stock trade on the NASDAQ Global Select Market under the symbols "DGICA" and "DGICB," respectively. The following table shows the dividends paid per share and the stock price range for both classes of stock for each quarter during 2012 and 2011:

Quarter	High	Low	Cash Dividend Declared Per Share
2012 - Class A			
1st	$ 16.00	$ 12.73	$ —
2nd	15.36	12.87	0.1225
3rd	14.93	12.91	0.1225
4th	14.69	12.25	0.2450
2012 - Class B			
1st	$ 17.89	$ 14.74	$ —
2nd	18.00	16.85	0.1100
3rd	18.22	16.04	0.1100
4th	23.00	16.51	0.2200
2011 - Class A			
1st	$ 15.51	$ 11.48	$ —
2nd	14.01	12.29	0.1200
3rd	13.93	11.22	0.1200
4th	14.94	11.53	0.2400
2011 - Class B			
1st	$ 18.75	$ 15.21	$ —
2nd	19.51	13.91	0.1075
3rd	23.73	14.62	0.1075
4th	17.20	14.97	0.2150

At the close of business on March 1, 2013, we had approximately 1,967 holders of record of our Class A common stock and approximately 364 holders of record of our Class B common stock.

We declared dividends of $0.49 per share on our Class A common stock and $0.44 per share on our Class B common stock in 2012, compared to $0.48 per share on our Class A common stock and $0.43 per share on our Class B common stock in 2011.

Between October 1, 2012 and December 31, 2012, we and Donegal Mutual purchased shares of our Class A common stock and Class B common stock as set forth in the table below:

Period	(a) Total Number of Shares (or Units Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans of Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs [1]
Month #1	Class A — —	Class A — $—	Class A — —	
October 1-31, 2012	Class B — —	Class B — $—	Class B — —	
Month #2	Class A — 32,800	Class A — $13.33	Class A — 32,800	(1)
November 1-30, 2012	Class B — 9,000	Class B — $22.00	Class B — 9,000	(2)
Month #3	Class A — 9,900	Class A — $14.03	Class A — 9,900	(1)
December 1-31, 2012	Class B — —	Class B — $—	Class B — —	
Total	Class A — 42,700	Class A — $13.50	Class A — 42,700	
	Class B — 9,000	Class B — $22.00	Class B — 9,000	

(1) We purchased these shares pursuant to our announcement on February 23, 2009 that we will purchase up to 300,000 shares of our Class A common stock at market prices prevailing from time to time in the open market subject to the provisions of SEC Rule 10b-18 and in privately negotiated transactions. We may purchase up to 28,308 additional shares of our Class A common stock under this stock repurchase program.

(2) Donegal Mutual purchased these shares pursuant to its announcement on August 17, 2004 that it will, at its discretion, purchase shares of our Class A common stock and Class B common stock at market prices prevailing from time to time in the open market subject to the provisions of SEC Rule 10b-18 and in privately negotiated transactions. Such announcement did not stipulate a maximum number of shares that may be purchased under this program.

Stock Performance Chart.

The following graph provides an indicator of cumulative total stockholder returns on our Class A and Class B common stock for the period beginning on December 31, 2007 and ending on December 31, 2012, compared to the Russell 2000 Index and a peer group comprised of nine property and casualty insurance companies over the same period. The peer group consists of Cincinnati Financial Corp., Eastern Insurance Holdings Inc., EMC Insurance Group Inc., Hanover Insurance, Horace Mann Educators, Selective Insurance Group Inc., State Auto Financial Corp., Tower Group Inc. and United Fire and Casualty Co. The graph shows the change in value of an initial $100 investment on December 31, 2007, assuming reinvestment of all dividends.


$150.00
$100.00
$50.00
Donegal Group Inc. Class A
Donegal Group Inc. Class B
Russell 2000 Index
Peer Group
2007
2008
2009
2010
2011
2012
$100.00
$100.06
$95.46
$86.45
$65.20
$96.28
$95.46
$81.64
$78.08
$103.32
$102.30
$93.12
$91.98
$98.81
$96.72
$93.38
$85.68
$110.96
$110.88
$106.10
$95.89

	2007	2008	2009	2010	2011	2012
Donegal Group Inc. Class A	$100.00	$100.06	$95.46	$91.98	$93.38	$95.89
Donegal Group Inc. Class B	100.00	95.46	96.28	103.32	98.81	110.96
Russell 2000 Index	100.00	65.20	81.64	102.30	96.72	110.88
Peer Group	100.00	86.45	78.08	93.12	85.68	106.10

Value Line Publishing LLC prepared the foregoing performance graph and data. The performance graph and accompanying data shall not be deemed "filed" as part of this Form 10-K Annual Report for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section and should not be deemed incorporated by reference into any other filing we make under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent we specifically incorporate the performance graph and accompanying data by reference into such filing.

Item 6. Selected Financial Data.

Year Ended December 31,	2012	2011	2010	2009	2008
Income Statement Data					
Premiums earned	$ 475,002,222	$ 431,470,184	$ 378,030,129	$ 355,025,477	$ 346,575,266
Investment income, net	20,168,919	20,858,179	19,949,714	20,630,583	22,755,784
Realized investment gains (losses)	6,859,439	12,281,267	4,395,720	4,479,558	(2,970,716)
Total revenues	514,982,585	475,017,619	408,549,446	386,733,407	372,424,227
Income (loss) before income tax (benefit)	27,858,260	(6,739,313)	9,844,149	20,676,689	32,092,044
Income tax (benefit)	4,765,640	(7,192,266)	(1,623,030)	1,846,611	6,550,066
Net income	23,092,620	452,953	11,467,179	18,830,078	25,541,978
Basic earnings per share - Class A	0.92	0.02	0.46	0.76	1.03
Diluted earnings per share - Class A	0.91	0.02	0.46	0.76	1.02
Cash dividends per share - Class A	0.49	0.48	0.46	0.45	0.42
Basic earnings per share - Class B	0.83	0.01	0.41	0.68	0.92
Diluted earnings per share - Class B	0.83	0.01	0.41	0.68	0.92
Cash dividends per share - Class B	0.44	0.43	0.41	0.40	0.37
Balance Sheet Data at Year End					
Total investments	$ 806,429,032	$ 785,308,991	$ 728,541,814	$ 666,835,186	$ 632,135,526
Total assets	1,336,889,187	1,290,793,478	1,174,619,523	935,601,927	880,109,036
Debt obligations	72,465,000	74,965,000	56,082,371	15,465,000	15,465,000
Stockholders' equity	400,034,094	383,451,592	380,102,810	385,505,699	363,583,865
Book value per share	15.63	15.01	14.86	15.12	14.29

Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition.

Overview

Donegal Mutual Insurance Company ("Donegal Mutual") organized us as an insurance holding company on August 26, 1986. See "Business - History and Organizational Structure" for more information. Our insurance subsidiaries, Atlantic States Insurance Company ("Atlantic States"), Southern Insurance Company of Virginia ("Southern"), Le Mars Insurance Company ("Le Mars"), The Peninsula Insurance Company and Peninsula Indemnity Company (collectively, "Peninsula Group"), Sheboygan Falls Insurance Company ("Sheboygan Falls") and Michigan Insurance Company ("MICO") write personal and commercial lines of property and casualty coverages exclusively through a network of independent insurance agents in certain Mid-Atlantic, Midwest, New England and Southern states. We acquired MICO on December 1, 2010 and we have included MICO's results of operations in our consolidated results of operations from that date. The personal lines products of our insurance subsidiaries consist primarily of homeowners and private passenger automobile policies. The commercial lines products of our insurance subsidiaries consist primarily of commercial automobile, commercial multi-peril and workers' compensation policies. We also own 48.2% of the outstanding stock of Donegal Financial Services Corporation ("DFSC"), a grandfathered unitary savings and loan holding company. Donegal Mutual owns the remaining 51.8% of the outstanding stock of DFSC.

At December 31, 2012, Donegal Mutual held approximately 39% of our outstanding Class A common stock and approximately 76% of our outstanding Class B common stock. This ownership provides Donegal Mutual with approximately 66% of the aggregate voting power of our outstanding shares of Class A common stock and our outstanding shares of Class B common stock.

Donegal Mutual and Atlantic States entered into a proportional reinsurance agreement, or pooling agreement, effective October 1, 1986. Under this pooling agreement, Donegal Mutual and Atlantic States pool and then share proportionately substantially all of their respective premiums, losses and expenses. Atlantic States' participation in the pool has been 80% since March 1, 2008. The operations of our insurance subsidiaries and Donegal Mutual are interrelated due to the pooling agreement and other factors. While maintaining the separate corporate existence of each company, our insurance subsidiaries and Donegal Mutual conduct business together as the Donegal Insurance Group. As such, Donegal Mutual and our insurance subsidiaries share the same business philosophy, the same management, the same employees and the same facilities and offer the same types of insurance products. See "Business - History and Organizational Structure" for more information regarding the pooling agreement and other transactions with our affiliates.

Our results of operations and financial condition have been impacted by two recent transactions:

- In December 2010, we acquired MICO, which had been a majority owned subsidiary of West Bend Mutual Insurance Company ("West Bend"), for approximately $42.3 million in cash. MICO writes various lines of property and casualty insurance and had direct written premiums of $105.4 million and net written premiums of $27.1 million for the year ended December 31, 2010. Effective on December 1, 2010, MICO entered into a 50% quota-share agreement with third-party reinsurers and a 25% quota-share reinsurance agreement with Donegal Mutual to replace the 75% quota-share reinsurance agreement MICO had maintained with West Bend through November 30, 2010.

- In May 2011, DFSC and Union National Financial Corporation ("UNNF") merged, with DFSC as the surviving company in the merger. Under the merger agreement, Province Bank FSB, which DFSC owned, and Union National Community Bank, which UNNF owned, also merged and began doing business as Union Community Bank FSB ("UCB"). UCB is a federal savings bank with 13 branch offices in Lancaster County, Pennsylvania, and $509.8 million in assets at December 31, 2012. Donegal Mutual contributed $22.1 million and we contributed $20.6 million to DFSC as additional capital to facilitate the mergers. We use the equity method of accounting for our investment in DFSC. Under the equity method, we record our investment at cost, with adjustments for our share of DFSC's earnings and losses as well as changes in DFSC's equity due to DFSC's unrealized gains and losses.

In February 2009, our board of directors authorized a share repurchase program, pursuant to which we may purchase up to 300,000 shares of our Class A common stock at market prices prevailing from time to time in the open market subject to the provisions of Securities and Exchange Commission Rule 10b-18 and in privately negotiated transactions. We purchased 135,064 and 119,257 shares of our Class A common stock under this program during 2012 and 2011, respectively. At December 31, 2012, we had the authority remaining to purchase 28,308 shares under this program.

Critical Accounting Policies and Estimates

We combine our financial statements with those of our insurance subsidiaries and present them on a consolidated basis in accordance with GAAP.

Our insurance subsidiaries make estimates and assumptions that can have a significant effect on amounts and disclosures we report in our financial statements. The most significant estimates relate to the reserves of our insurance subsidiaries for property and casualty insurance unpaid losses and loss expenses, valuation of investments and determination of other-than-temporary impairments and the policy acquisition costs of our insurance subsidiaries. While we believe our estimates and the estimates of our insurance subsidiaries are appropriate, the ultimate amounts may differ from the estimates we provided. We regularly review our methods for making these estimates and we reflect any adjustment we consider necessary in our current results of operations.

Liability for Losses and Loss Expenses

Liabilities for losses and loss expenses are estimates at a given point in time of the amounts an insurer expects to pay with respect to policyholder claims based on facts and circumstances then known. At the time of establishing its estimates, an insurer recognizes that its ultimate liability for losses and loss expenses will exceed or be less than such estimates. Our insurance subsidiaries base their estimates of liabilities for losses and loss expenses on assumptions as to future loss trends, expected claims severity, judicial theories of liability and other factors. However, during the loss adjustment period, our insurance subsidiaries may learn additional facts regarding individual claims, and, consequently, it often becomes necessary for our insurance subsidiaries to refine and adjust their estimates of liability. We reflect any adjustments to our insurance subsidiaries' liabilities for losses and loss expenses in our operating results in the period in which our insurance subsidiaries make the changes in estimates.

Our insurance subsidiaries maintain liabilities for the payment of losses and loss expenses with respect to both reported and unreported claims. Our insurance subsidiaries establish these liabilities for the purpose of covering the ultimate costs of settling all losses, including investigation and litigation costs. Our insurance subsidiaries base the amount of their liability for reported losses primarily upon a case-by-case evaluation of the type of risk involved, knowledge of the circumstances surrounding each claim and the insurance policy provisions relating to the type of loss the policyholder incurred. Our insurance subsidiaries determine the amount of their liability for unreported claims and loss expenses on the basis of historical information by line of insurance. Our insurance subsidiaries account for inflation in the reserving function through analysis of costs and trends and reviews of historical reserving results. Our insurance subsidiaries closely monitor their liabilities and recompute them periodically using new information on reported claims and a variety of statistical techniques. Our insurance subsidiaries do not discount their liabilities for losses.

Reserve estimates can change over time because of unexpected changes in assumptions related to our insurance subsidiaries' external environment and, to a lesser extent, assumptions as to our insurance subsidiaries' internal operations. For example, our insurance subsidiaries have experienced a decrease in claims frequency on workers' compensation claims during the past several years while claims severity has gradually increased. These trend changes give rise to greater uncertainty as to the pattern of future loss settlements on workers' compensation claims. Related uncertainties regarding future trends include the cost of medical technologies and procedures and changes in the utilization of medical procedures. Assumptions related to our insurance subsidiaries' external environment include the absence of significant changes in tort law and the legal environment that increase liability exposure, consistency in judicial interpretations of insurance coverage and policy provisions and the rate of loss cost inflation. Internal assumptions include consistency in the recording of premium and loss statistics, consistency in the recording of claims, payment and case reserving methodology, accurate measurement of the impact of rate changes and changes in policy provisions, consistency in the quality and characteristics of business written within a given line of business and consistency in reinsurance coverage and collectability of reinsured losses, among other items. To the extent our insurance subsidiaries determine that underlying factors impacting their assumptions have changed, our insurance subsidiaries attempt to make appropriate adjustments for such changes in their reserves. Accordingly, our insurance subsidiaries' ultimate liability for unpaid losses and loss expenses will likely differ from the amount recorded at December 31, 2012. For every 1% change in our insurance subsidiaries' estimate for loss and loss expense reserves, net of reinsurance recoverable, the effect on our pre-tax results of operations would be approximately $2.5 million.

The establishment of appropriate liabilities is an inherently uncertain process and we can provide no assurance that our insurance subsidiaries' ultimate liability will not exceed our insurance subsidiaries' loss and loss expense reserves and have an adverse effect on our results of operations and financial condition. Furthermore, we cannot predict the timing, frequency and extent of adjustments to our insurance subsidiaries' estimated future liabilities, since the historical conditions and events that serve as a basis for our insurance subsidiaries' estimates of ultimate claim costs may change. As is the case for substantially all property and casualty insurance companies, our insurance subsidiaries have found it necessary in the past to increase their estimated future liabilities for losses and loss expenses in certain periods and, in other periods, their estimates of future liabilities have exceeded their actual liabilities. Changes in our insurance subsidiaries' estimate of their liability for losses and loss expenses generally reflect actual payments and their evaluation of information received since the prior reporting date. Our insurance subsidiaries recognized an increase (decrease) in their liability for losses and loss expenses of prior years of $7.6 million, ($168,460) and ($2.9) million in 2012, 2011 and 2010, respectively. Our insurance subsidiaries made no significant changes in their reserving philosophy, key reserving assumptions or claims management personnel, and there have been no significant offsetting changes in estimates that increased or decreased their loss and loss expense reserves in those years. The 2012 development represented 3.1% of the December 31, 2011 net carried reserves and resulted primarily from higher-than-expected severity in the private passenger automobile liability and workers' compensation lines of business in accident years prior to 2012.

Excluding the impact of weather events, our insurance subsidiaries have noted stable amounts in the number of claims incurred and a slight downward trend in the number of claims outstanding at period ends relative to their premium base in recent years across most of their lines of business. However, the amount of the average claim outstanding has increased gradually over the past several years as the United States property and casualty insurance industry has experienced increased litigation trends and economic conditions that have extended the estimated length of disabilities and contributed to increased medical loss costs. We have also experienced a general slowing of settlement rates in litigated claims. Our insurance subsidiaries could have to make further adjustments to their estimates in the future. However, on the basis of our insurance subsidiaries' internal procedures, which analyze, among other things, their prior assumptions, their experience with similar cases and historical trends such as reserving patterns, loss payments, pending levels of unpaid claims and product mix, as well as court decisions, economic conditions and public attitudes, we believe that our insurance subsidiaries have made adequate provision for their liability for losses and loss expenses.

Atlantic States' participation in the pool with Donegal Mutual exposes it to adverse loss development on the business of Donegal Mutual that is included in the pool. However, pooled business represents the predominant percentage of the net underwriting activity of both companies, and Donegal Mutual and Atlantic States proportionately share any adverse risk development of the pooled business. The business in the pool is homogeneous and each company has a pro-rata share of the entire pool. Since substantially all of the business of Atlantic States and Donegal Mutual is pooled and the results shared by each company according to its participation level under the terms of the pooling agreement, the intent of the underwriting pool is to produce a more uniform and stable underwriting result from year to year for each company than they would experience individually and to spread the risk of loss between the companies.

Our insurance subsidiaries' liability for losses and loss expenses by major line of business at December 31, 2012 and 2011 consisted of the following:

	2012	2011
	(in thousands)	
Commercial lines:		
Automobile	$ 32,012	$ 28,164
Workers' compensation	67,715	60,134
Commercial multi-peril	39,645	38,895
Other	4,142	3,992
Total commercial lines	143,514	131,185
Personal lines:		
Automobile	93,966	87,977
Homeowners	11,643	21,125
Other	1,813	2,728
Total personal lines	107,422	111,830
Total commercial and personal lines	250,936	243,015
Plus reinsurance recoverable	207,891	199,393
Total liability for losses and loss expenses	$ 458,827	$ 442,408

We have evaluated the effect on our insurance subsidiaries' loss and loss expense reserves and our stockholders' equity in the event of reasonably likely changes in the variables we consider in establishing loss and loss expense reserves. We established the range of reasonably likely changes based on a review of changes in accident year development by line of business and applied it to our insurance subsidiaries' loss reserves as a whole. The selected range does not necessarily indicate what could be the potential best or worst case or likely scenario. The following table sets forth the effect on our insurance subsidiaries' loss and loss expense reserves and our stockholders' equity in the event of reasonably likely changes in the variables considered in establishing loss and loss expense reserves:

Change in Loss and Loss Expense Reserves Net of Reinsurance	Adjusted Loss and Loss Expense Reserves Net of Reinsurance at December 31, 2012	Percentage Change in Equity at December 31, 2012[(1)]	Adjusted Loss and Loss Expense Reserves Net of Reinsurance at December 31, 2011	Percentage Change in Equity at December 31, 2011[(1)]
		(dollars in thousands)		
-10.0%	$225,842	4.1%	$218,714	4.1%
-7.5	232,116	3.1	224,789	3.1
-5.0	238,389	2.0	230,864	2.1
-2.5	244,663	1.0	236,940	1.0
Base	250,936	—	243,015	—
2.5	257,209	-1.0	249,090	-1.0
5.0	263,483	-2.0	255,166	-2.1
7.5	269,756	-3.1	261,241	-3.1
10.0	276,030	-4.1	267,317	-4.1

(1) Net of income tax effect.

Our insurance subsidiaries base their reserves for unpaid losses and loss expenses on current trends in loss and loss expense development and reflect their best estimates for future amounts needed to pay losses and loss expenses with respect to incurred events currently known to them plus incurred but not reported ("IBNR") claims. Our insurance subsidiaries develop their reserve estimates based on an assessment of known facts and circumstances, review of historical loss settlement patterns, estimates of trends in claims severity, frequency, legal and regulatory changes and other assumptions. Our insurance subsidiaries consistently apply actuarial loss reserving techniques and assumptions, which rely on historical information as adjusted to reflect current conditions, including consideration of recent case reserve activity. Our insurance subsidiaries use the most-likely number as determined by their actuaries. For the year ended December 31, 2012, the actuaries developed a range from a low of $228.7 million to a high of $275.3 million and with a most-likely number of $250.9 million. The actuaries' range of estimates for commercial lines in 2012 was $130.9 million to $157.4 million, and they selected the most-likely number of $143.5 million. The actuaries' range of estimates for personal lines in 2012 was $97.8 million to $117.9 million, and they selected the most-likely number of $107.4 million. For the year ended December 31, 2011, the actuaries developed a range from a low of $227.0 million to a high of $260.2 million and with a most-likely number of $243.0 million. The actuaries' range of estimates for commercial lines in 2011 was $122.6 million to $140.4 million, and they selected the most-likely number of $131.2 million. The actuaries' range of estimates for personal lines in 2011 was $104.4 million to $119.8 million, and they selected the most-likely number of $111.8 million.

Our insurance subsidiaries seek to enhance their underwriting results by carefully selecting the product lines they underwrite. For personal lines products, our insurance subsidiaries insure standard and preferred risks in private passenger automobile and homeowners lines. For commercial lines products, the commercial risks that our insurance subsidiaries primarily insure are business offices, wholesalers, service providers, contractors, artisans and light manufacturing operations. Our insurance subsidiaries have limited exposure to asbestos and other environmental liabilities. Our insurance subsidiaries write no medical malpractice liability risks. Through the consistent application of this disciplined underwriting philosophy, our insurance subsidiaries have avoided many of the "long-tail" issues other insurance companies have faced. We consider workers' compensation to be a "long-tail" line of business, in that workers' compensation claims tend to be settled over a longer time frame than those in our other lines of business.

The following table presents 2012 and 2011 claim count and payment amount information for workers' compensation. Workers' compensation losses primarily consist of indemnity and medical costs for injured workers.

	For the Year Ended December 31,	
(dollars in thousands)	2012	2011
Number of claims pending, beginning of period	2,430	2,064
Number of claims reported	6,114	5,409
Number of claims settled or dismissed	6,199	5,043
Number of claims pending, end of period	2,345	2,430
Losses paid	$ 30,860	$ 24,596
Loss expenses paid	6,518	4,602

Investments

We make estimates concerning the valuation of our investments and the recognition of other-than-temporary declines in the value of our investments. For equity securities, we write down the investment to its fair value and we reflect the amount of the write-down as a realized loss in our results of operations when we consider the decline in value of an individual investment to be other than temporary. We individually monitor all investments for other-than-temporary declines in value. Generally, we assume there has been an other-than-temporary decline in value if an individual equity security has depreciated in value by more than 20% of original cost and has been in such an unrealized loss position for more than six months. We held seven equity securities that were in an unrealized loss position at December 31, 2012. Based upon our analysis of general market conditions and underlying factors impacting these equity securities, we considered these declines in value to be temporary. With respect to a debt security that is in an unrealized loss position, we first assess if we intend to sell the debt security. If we determine we intend to sell the debt security, we recognize the impairment loss in our results of operations. If we do not intend to sell the debt security, we determine whether it is more likely than not that we will be required to sell the security prior to recovery. If we determine it is more likely than not that we will be required to sell the debt security prior to recovery, we recognize an impairment loss in our results of operations. If we determine it is more likely than not that we will not be required to sell the debt security prior to recovery, we then evaluate whether a credit loss has occurred. We determine whether a credit loss has occurred by comparing the amortized cost of the debt security to the present value of the cash flows we expect to collect. If we expect a cash flow shortfall, we consider that a credit loss has occurred. If we determine that a credit loss has occurred, we consider the impairment to be other than temporary. We then recognize the amount of the impairment loss related to the credit loss in our results of operations, and we recognize the remaining portion of the impairment loss in our other comprehensive income, net of applicable taxes. In addition, we may write down securities in an unrealized loss position based on a number of other factors, including when the fair value of an investment is significantly below its cost, when the financial condition of the issuer of a security has deteriorated, the occurrence of industry, company or geographic events that have negatively impacted the value of a security and rating agency downgrades. We held 46 debt securities that were in an unrealized loss position at December 31, 2012. Based upon our analysis of general market conditions and underlying factors impacting these debt securities, we considered these declines in value to be temporary. We did not recognize any impairment losses in 2012, 2011 or 2010.

We held fixed maturities and equity securities with unrealized losses representing declines that we considered temporary at December 31, 2012 as follows:

	Less than 12 months		12 months or longer	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 12,308,333	$ 43,951	$ —	$ —
Obligations of states and political subdivisions	22,134,226	606,065	—	—
Corporate securities	12,271,750	79,136	2,958,520	29,573
Residential mortgage-backed securities	22,491,562	66,443	—	—
Equity securities	2,226,050	106,748	—	—
Totals	$ 71,431,921	$ 902,343	$ 2,958,520	$ 29,573

We held fixed maturities and equity securities with unrealized losses representing declines that we considered temporary at December 31, 2011 as follows:

	Less than 12 months		12 months or longer	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ —	$ —	$ —	$ —
Obligations of states and political subdivisions	1,638,135	17,390	540,062	21,400
Corporate securities	10,101,753	528,164	—	—
Residential mortgage-backed securities	7,411,682	43,692	626	9
Equity securities	4,083,863	407,705	—	—
Totals	$ 23,235,433	$ 996,951	$ 540,688	$ 21,409

We present our investments in available-for-sale fixed maturity and equity securities at estimated fair value. The estimated fair value of a security may differ from the amount that could be realized if we sold the security in a forced transaction. In addition, the valuation of fixed maturity investments is more subjective when markets are less liquid, increasing the potential that the estimated fair value does not reflect the price at which an actual transaction would occur. We utilize nationally recognized independent pricing services to estimate fair values or obtain market quotations for substantially all of our fixed maturity and equity investments. We generally obtain one price per security. The pricing services utilize market quotations for fixed maturity and equity securities that have quoted prices in active markets. For fixed maturity securities that generally do not trade on a daily basis, the pricing services prepare estimates of fair value measurements based predominantly on observable market inputs. The pricing services do not use broker quotes in determining the fair values of our investments. Our investment personnel review the estimates of fair value the pricing services provide to determine if the estimates we obtain are representative of fair values based upon their general knowledge of the market, their research findings related to unusual fluctuations in value and their comparison of such values to execution prices for similar securities. Our investment personnel monitor the market and are familiar with current trading ranges for similar securities and pricing of specific investments. Our investment personnel review all pricing estimates that we receive from the pricing services against their expectations with respect to pricing based on fair market curves, security ratings, coupon rates, security type and recent trading activity. Our investment personnel review documentation with respect to the pricing services' pricing methodology that they obtain periodically to determine if the primary pricing sources, market inputs and pricing frequency for various security types are reasonable. At December 31, 2012 and 2011, we received one estimate per security from one of the pricing services, and we priced substantially all of our Level 1 and Level 2 investments using those prices. In our review of the estimates the pricing services provided at December 31, 2012 and 2011, we did not identify any discrepancies, and we did not make any adjustments to the estimates the pricing services provided.

We had no sales or transfers from the held to maturity portfolio in 2012, 2011 or 2010.

Policy Acquisition Costs

We defer our insurance subsidiaries' policy acquisition costs, consisting primarily of commissions, premium taxes and certain other underwriting costs that vary with and relate directly to the production of business and amortize these costs over the period in which our insurance subsidiaries earn the premiums. The method our insurance subsidiaries follow in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and loss expenses and certain other costs we expect to incur as our insurance subsidiaries earn the premium.

Management Evaluation of Operating Results

Despite headwinds from economic uncertainty, challenging insurance market conditions and unusually adverse weather conditions that affected our results in recent years, we believe that our focused business strategy, including our insurance subsidiaries' disciplined underwriting practices, have positioned us well for 2013 and beyond.

The property and casualty insurance industry is highly cyclical, and individual lines of business experience their own cycles within the overall property and casualty insurance industry cycle. Premium rate levels relate to the availability of insurance coverage, which varies according to the level of surplus in the insurance industry and other factors. The level of surplus in the industry varies with returns on capital and regulatory barriers to the withdrawal of surplus. Increases in surplus have generally been accompanied by increased price competition among property and casualty insurers. If our insurance subsidiaries were to find it necessary to reduce premiums or limit premium increases due to competitive pressures on pricing, our insurance subsidiaries could experience a reduction in profit margins and revenues, an increase in ratios of losses and expenses to premiums and, therefore, lower profitability. The cyclicality of the insurance market and its potential impact on our results is difficult to predict with any significant reliability. We evaluate the performance of our commercial lines and personal lines segments primarily based upon the underwriting results of our insurance subsidiaries as determined under statutory accounting practices ("SAP"), which our management uses to measure performance for the total business of our insurance subsidiaries.

We use the following financial data to monitor and evaluate our operating results:

(in thousands)	Year Ended December 31, 2012	2011	2010
Net premiums written:			
Personal lines:			
Automobile	$ 195,132	$ 186,677	$ 171,497
Homeowners	97,120	89,405	83,415
Other	16,319	14,983	13,135
Total personal lines	308,571	291,065	268,047
Commercial lines:			
Automobile	51,261	46,168	37,094
Workers' compensation	65,390	51,849	34,920
Commercial multi-peril	64,476	57,988	47,411
Other	6,749	6,981	4,050
Total commercial lines	187,876	162,986	123,475
Total net premiums written	$ 496,447	$ 454,051	$ 391,522
Components of GAAP combined ratio:			
Loss ratio	70.1%	78.9%	72.6%
Expense ratio	31.2	31.4	32.0
Dividend ratio	0.3	0.3	0.1
GAAP combined ratio	101.6%	110.6%	104.7%
Revenues:			
Premiums earned:			
Personal lines	$ 300,272	$ 282,498	$ 260,900
Commercial lines	174,735	152,247	117,755
SAP premiums earned	475,007	434,745	378,655
GAAP adjustments	(5)	(3,275)	(625)
GAAP premiums earned	475,002	431,470	378,030
Net investment income	20,169	20,858	19,950
Realized investment gains	6,859	12,281	4,396
Equity in earnings (loss) of DFSC	4,533	2,023	(269)
Other	8,420	8,386	6,442
Total revenues	$ 514,983	$ 475,018	$ 408,549

(in thousands)	Year Ended December 31, 2012	2011	2010
Components of net income:			
Underwriting income (loss):			
Personal lines	$ (18,236)	$ (40,739)	$ (22,526)
Commercial lines	5,251	(6,560)	2,252
SAP underwriting loss	(12,985)	(47,299)	(20,274)
GAAP adjustments	5,545	1,532	2,458
GAAP underwriting loss	(7,440)	(45,767)	(17,816)
Net investment income	20,169	20,858	19,950
Realized investment gains	6,859	12,281	4,396
Equity in earnings (loss) of DFSC	4,533	2,023	(269)
Other	3,737	3,866	3,583
Income (loss) before income tax (expense) benefit	27,858	(6,739)	9,844
Income tax (expense) benefit	(4,765)	7,192	1,623
Net income	$ 23,093	$ 453	$ 11,467

Statutory Combined Ratios

We evaluate our insurance operations by monitoring certain key measures of growth and profitability. In addition to using GAAP-based performance measurements, we also utilize certain non-GAAP financial measures that we believe are valuable in managing our business and for comparison to our peers. These non-GAAP measures are underwriting (loss) income, statutory combined ratio and net premiums written. An insurance company's statutory combined ratio is a standard measure of underwriting profitability. This ratio is the sum of the ratio of calendar-year incurred losses and loss expenses to premiums earned; the ratio of expenses incurred for commissions, premium taxes and underwriting expenses to premiums written and the ratio of dividends to policyholders to premiums earned. The statutory combined ratio does not reflect investment income, federal income taxes or other non-operating income or expense. A ratio of less than 100 percent generally indicates underwriting profitability. The statutory combined ratio differs from the GAAP combined ratio. In calculating the GAAP combined ratio, installment payment fees are not deducted from incurred expenses and the expense ratio is based on premiums earned instead of premiums written. The following table sets forth our insurance subsidiaries' statutory combined ratios by major line of business for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31, 2012	2011	2010
Commercial lines:			
Automobile	94.5%	105.4%	90.0%
Workers' compensation	98.1	96.0	99.3
Commercial multi-peril	90.5	103.0	96.7
Other	15.0	46.1	42.8
Total commercial lines	91.2	99.0	93.6
Personal lines:			
Automobile	108.1	106.9	103.8
Homeowners	100.9	126.3	115.4
Other	89.4	103.6	97.0
Total personal lines	105.0	112.6	107.0
Total commercial and personal lines	99.8	107.9	102.9

Results of Operations

YEAR ENDED DECEMBER 31, 2012 COMPARED TO YEAR ENDED DECEMBER 31, 2011

Net Premiums Written

Our insurance subsidiaries' 2012 net premiums written increased 9.3% to $496.4 million, compared to $454.1 million for 2011. We primarily attribute the increase to a change in MICO's quota-share reinsurance, the impact of premium rate increases and an increase in the writing of commercial lines of insurance. Effective January 1, 2012, MICO reduced its external quota-share reinsurance percentage from 50% to 40%. Commercial lines net premiums written increased $26.7 million, or 16.5%, for 2012 compared to 2011. The increase includes $5.3 million related to the reduction in the amount of premium MICO reinsured in 2012, with the remainder attributable to increased writings of new accounts in the commercial automobile, commercial multi-peril and workers' compensation lines of business. Personal lines net premiums written increased $15.7 million, or 5.4%, for 2012 compared to 2011. The increase includes $4.6 million resulting from the reduction in the amount of premium MICO reinsured in 2012, with the remainder primarily attributable to premium rate increases our subsidiaries implemented throughout 2011 and 2012 and reduced reinsurance reinstatement premiums.

Net Premiums Earned

Our insurance subsidiaries' net premiums earned increased to $475.0 million for 2012, an increase of $43.5 million, or 10.1%, over 2011, reflecting increases in net premiums written during 2011 and 2012. Our insurance subsidiaries earn premiums and recognize them as income over the terms of the policies they issue. Such terms are generally one year or less in duration. Therefore, increases or decreases in net premiums earned generally reflect increases or decreases in net premiums written in the preceding twelve-month period compared to the same period one year earlier.

Investment Income

For 2012, our net investment income was $20.2 million, a slight decrease from 2011. An increase in our average invested assets from $756.9 million in 2011 to $795.9 million in 2012 was offset by a decrease in our annualized average rate of return to 2.5% in 2012, compared to 2.8% in 2011.

Installment Payment Fees

Our insurance subsidiaries' installment fees increased primarily as a result of increases in policy counts during 2012.

Net Realized Investment Gains/Losses

Our net realized investment gains in 2012 and 2011 were $6.9 million and $12.3 million, respectively. The net realized investment gains in 2012 resulted from normal turnover within our investment portfolio. The net realized investment gains for 2011 included $8.0 million in gains that resulted from the previously planned periodic sales of a portion of our holdings of an equity security that we obtained in an initial public offering and for which a selling restriction expired during 2011. We did not recognize any impairment losses during 2012 or 2011.

Equity in Earnings of DFSC

Our equity in the earnings of DFSC in 2012 and 2011 was $4.5 million and $2.0 million, respectively. The increase in DFSC's earnings reflects the impact of the merger of UNNF and DFSC.

Losses and Loss Expenses

Our insurance subsidiaries' loss ratio, which is the ratio of incurred losses and loss expenses to premiums earned, was 70.1% in 2012, compared to 78.9% in 2011. Our insurance subsidiaries' commercial lines loss ratio decreased to 65.5% in 2012, compared to 71.8% in 2011. This decrease resulted primarily from the commercial automobile loss ratio decreasing to 63.8% in 2012, compared to 72.4% in 2011, and the commercial multi-peril ratio decreasing to 60.2% in 2012, compared to 74.8% in 2011, as a result of decreased claim severity. The personal lines loss ratio decreased to 72.8% in 2012, compared to 82.8% in 2011, primarily as a result of a decrease in the homeowners loss ratio to 66.1% in 2012, compared to 97.1% in 2011, as a result of a decrease in weather-related claims. Our insurance subsidiaries experienced unfavorable loss reserve development of approximately $7.6 million during 2012 in their reserves for prior accident years, compared to virtually no development for 2011. The change in loss reserve development patterns occurred primarily within our insurance subsidiaries' workers' compensation and personal automobile reserves.

Underwriting Expenses

Our insurance subsidiaries' expense ratio, which is the ratio of policy acquisition and other underwriting expenses to premiums earned, was 31.2% in 2012, compared to 31.4% in 2011.

Combined Ratio

Our insurance subsidiaries' combined ratio was 101.6% and 110.6% in 2012 and 2011, respectively. The combined ratio represents the sum of the loss ratio, expense ratio and dividend ratio, which is the ratio of workers' compensation policy dividends incurred to premiums earned.

Interest Expense

Our interest expense in 2012 was $2.4 million, compared to $2.1 million in 2011. The higher interest expense in 2012 reflected an increase in our borrowings under our line of credit.

Income Taxes

Our income tax expense was $4.8 million in 2012, compared to a tax benefit of $7.2 million in 2011. Our effective tax rate for 2012 was 17.1%.

Net Income and Earnings Per Share

Our net income in 2012 was $23.1 million, or $.91 per share of Class A common stock on a diluted basis and $.83 per share of Class B common stock, compared to $452,953, or $.02 per share of Class A common stock on a diluted basis and $.01 per share of Class B common stock, in 2011. We had 20.0 million Class A shares and 5.6 million Class B shares outstanding for both periods. There are no outstanding securities that dilute our shares of Class B common stock.

Book Value Per Share and Return on Equity

Our stockholders' equity increased by $16.6 million in 2012. We attribute the increase to our net income of $23.1 million and an increase in our net after-tax unrealized gains within our available-for-sale fixed maturity and equity investment portfolio from $23.5 million at December 31, 2011 to $26.4 million at December 31, 2012. Book value per share increased by 4.1% to $15.63 at December 31, 2012, compared to $15.01 a year earlier. Our return on average equity was 5.9% for 2012, compared to 0.1% for 2011.

YEAR ENDED DECEMBER 31, 2011 COMPARED TO YEAR ENDED DECEMBER 31, 2010

Net Premiums Written

Our insurance subsidiaries' 2011 net premiums written increased 16.0% to $454.1 million, compared to $391.5 million for 2010. We primarily attribute the increase to $42.8 million of net premiums written related to our acquisition of MICO. Commercial lines net premiums written increased $39.5 million, or 32.0%, for 2011 compared to 2010. The increase included $22.5 million from MICO, with the remainder attributable to increased writings of new accounts in the commercial automobile, commercial multi-peril and workers' compensation lines of business. Personal lines net premiums written increased $23.1 million, or 8.6%, for 2011 compared to 2010. The increase included $20.3 million from MICO, with the remainder primarily attributable to pricing increases in the personal automobile and homeowners lines of business.

Net Premiums Earned

Our insurance subsidiaries' net premiums earned increased to $431.5 million for 2011, an increase of $53.5 million, or 14.2%, over 2010, reflecting increases in net premiums written during 2010 and 2011. Our insurance subsidiaries earn premiums and recognize them as income over the terms of the policies they issue. Such terms are generally one year or less in duration. Therefore, increases or decreases in net premiums earned will generally reflect increases or decreases in net premiums written in the preceding twelve-month period compared to the same period one year earlier.

Investment Income

For 2011, our net investment income was $20.9 million, an increase of $1.0 million from 2010. An increase in our average invested assets from $697.7 million in 2010 to $756.9 million in 2011 was offset by a decrease in our annualized average rate of return to 2.8% in 2011, compared to 2.9% in 2010. The increase in our average invested assets reflected the additional invested assets we acquired as part of the MICO transaction.

Installment Payment Fees

Our insurance subsidiaries' installment fees increased primarily as a result of our acquisition of MICO and increases in policy counts during 2011.

Net Realized Investment Gains/Losses

Our net realized investment gains in 2011 and 2010 were $12.3 million and $4.4 million, respectively. The net realized investment gains for 2011 included $8.0 million in gains that resulted from the previously planned periodic sales of a portion of our holdings of an equity security that we obtained in an initial public offering and for which a selling restriction expired during 2011. The net realized investment gains in 2010 resulted from normal turnover within our investment portfolio. We did not recognize any impairment losses during 2011 or 2010.

Losses and Loss Expenses

Our insurance subsidiaries' loss ratio, which is the ratio of incurred losses and loss expenses to premiums earned, was 78.9% in 2011, compared to 72.6% in 2010. Our insurance subsidiaries' commercial lines loss ratio increased to 71.8% in 2011, compared to 66.6% in 2010. This increase resulted primarily from the commercial automobile loss ratio increasing to 72.4% in 2011, compared to 55.5% in 2010, and the commercial multi-peril ratio increasing to 74.8% in 2011, compared to 67.4% in 2010, as a result of increased claim severity. The personal lines loss ratio increased to 82.8% in 2011, compared to 75.3% in 2010, primarily as a result of an increase in the homeowners loss ratio to 97.1% in 2011, compared to 80.7% in 2010, as a result of an increase in weather-related claims. Our insurance subsidiaries incurred total weather-related losses of $52.6 million for 2011, compared to $33.0 million for 2010 and more than twice our prior five-year average of $23.3 million. Our insurance subsidiaries had virtually no development during 2011 in their reserves for prior accident years, compared to $2.9 million in favorable development for 2010.

Underwriting Expenses

Our insurance subsidiaries' expense ratio, which is the ratio of policy acquisition and other underwriting expenses to premiums earned, was 31.4% in 2011, compared to 32.0% in 2010.

Combined Ratio

Our insurance subsidiaries' combined ratio was 110.6% and 104.7% in 2011 and 2010, respectively. The combined ratio represents the sum of the loss ratio, expense ratio and dividend ratio, which is the ratio of workers' compensation policy dividends incurred to premiums earned.

Interest Expense

Our interest expense in 2011 was $2.1 million, compared to $799,578 in 2010. The higher interest expense in 2011 reflected an increase in our borrowings under our line of credit.

Income Taxes

Our income tax benefit was $7.2 million in 2011, compared to $1.6 million in 2010. We recorded an income tax benefit based upon our loss before income tax and tax-exempt interest income earned for 2011. We carried back a portion of our 2011 net operating loss to the taxable income of prior years and our income tax benefit for 2011 reflected a current tax benefit for the carryback. We expected to apply the remainder of the 2011 net operating loss to taxable income we generate in future periods, and our income tax benefit for 2011 reflected a deferred tax benefit for the carryforward.

Net Income and Earnings Per Share

Our net income in 2011 was $452,953, or $.02 per share of Class A common stock and $.01 per share of Class B common stock, compared to our net income of $11.5 million, or $.46 per share of Class A common stock and $.41 per share of Class B common stock, in 2010. Our Class A shares outstanding did not change at 20.0 million. Our Class B shares outstanding remained at 5.6 million.

Book Value Per Share and Return on Equity

Our stockholders' equity increased by $3.3 million in 2011. We attributed the increase to an increase in our net after-tax unrealized gains within our available-for-sale fixed maturity and equity investment portfolio from $8.6 million at December 31, 2010 to $23.5 million at December 31, 2011. Book value per share increased by 1.0% to $15.01 at December 31, 2011, compared to $14.86 a year earlier. Our return on average equity was 0.1% for 2011, compared to 3.0% for 2010.

Financial Condition

Liquidity and Capital Resources

Liquidity is a measure of an entity's ability to secure enough cash to meet its contractual obligations and operating needs as they arise. Our major sources of funds from operations are the net cash flows generated from our insurance subsidiaries' underwriting results, investment income and maturing investments.

We have historically generated sufficient net positive cash flow from our operations to fund our commitments and build our investment portfolio, thereby increasing future investment returns. The pooling agreement with Donegal Mutual historically has been cash flow positive because of the profitability of the underwriting pool. Because we settle the pool monthly, cash flows are substantially similar to cash flows that would result from the underwriting of direct business. We maintain a high degree of liquidity in our investment portfolio in the form of marketable fixed maturities, equity securities and short-term investments. We structure our fixed-maturity investment portfolio following a "laddering" approach so that projected cash flows from investment income and principal maturities are evenly distributed from a timing perspective. This laddering provides an additional measure of liquidity to meet our obligations and the obligations of our insurance subsidiaries should an unexpected variation occur in the future. Net cash flows provided by operating activities in 2012, 2011 and 2010 were $25.0 million, $21.1 million and $22.0 million, respectively.

In June 2012, we renewed our existing credit agreement with Manufacturers and Traders Trust Company ("M&T") relating to a $60.0 million unsecured, revolving line of credit that expires in July 2015. We have the right to request a one-year extension of the credit agreement as of each anniversary date of the agreement. In December 2010 and March 2011, we borrowed $35.0 million and $3.5 million, respectively, in connection with our acquisition of MICO. In May 2011, we borrowed $19.0 million in connection with the merger of UNNF with and into DFSC. At December 31, 2012, we had $52.0 million in outstanding borrowings and had the ability to borrow an additional $8.0 million at an interest rate equal to M&T's current prime rate or the then current LIBOR rate plus 2.25%, depending on our leverage ratio. The interest rate on our outstanding borrowings is adjustable quarterly. We pay a fee of 0.2% per annum on the loan commitment amount regardless of usage. The credit agreement requires our compliance with certain covenants, which include minimum levels of our net worth, leverage ratio and statutory surplus and the A.M. Best ratings of our insurance subsidiaries. We complied with all requirements of the credit agreement during the year ended December 31, 2012.

MICO has an agreement with the Federal Home Loan Bank ("FHLB") of Indianapolis. Through its membership, MICO has the ability to issue debt to the FHLB of Indianapolis in exchange for cash advances. There were no outstanding borrowings at December 31, 2012 or 2011.

Atlantic States has an agreement with the FHLB of Pittsburgh. Through its membership, Atlantic States has the ability to issue debt to the FHLB of Pittsburgh in exchange for cash advances. There were no outstanding borrowings at December 31, 2012 or 2011.

The following table shows expected payments for our significant contractual obligations at December 31, 2012:

(in thousands)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Net liability for unpaid losses and loss expenses of our insurance subsidiaries	$ 250,936	$ 114,528	$ 114,116	$ 10,095	$ 12,197
Subordinated debentures	20,465	15,465	—	—	5,000
Borrowings under line of credit	52,000	—	52,000	—	—
Total contractual obligations	$ 323,401	$ 129,993	$ 166,116	$ 10,095	$ 17,197

We estimated the timing of the amounts for the net liability for unpaid losses and loss expenses of our insurance subsidiaries based on historical experience and expectations of future payment patterns. We have shown the liability net of reinsurance recoverable on unpaid losses and loss expenses to reflect expected future cash flows related to such liability. Assumed amounts from the underwriting pool with Donegal Mutual represent a substantial portion of our insurance subsidiaries' gross liability for unpaid losses and loss expenses, and ceded amounts to the underwriting pool represent a substantial portion of our insurance subsidiaries' reinsurance recoverable on unpaid losses and loss expenses. We include cash settlements of Atlantic States' assumed liability from the pool in our monthly settlements of pooled activity. In these monthly settlements, we net amounts ceded to and assumed from the pool. Although Donegal Mutual and Atlantic States do not anticipate any further changes in the pool participation levels in the foreseeable future, any such change would be prospective in nature and therefore would not impact the timing of expected payments for Atlantic States' proportionate liability for pooled losses occurring in periods prior to the effective date of such change.

We estimated the timing of the amounts for our subordinated debentures based on our principal prepayments in the amount of $15.5 million during 2013 and based on the contractual maturity for the remaining balance. We refer to Note 10 - Borrowings for more information about our subordinated debentures.

We estimated the timing of the amounts for the borrowings under our line of credit based on their contractual maturities as discussed in Note 10 - Borrowings. Our borrowings under our line of credit carry interest rates that vary as discussed in Note 10 - Borrowings. Based upon the interest rates in effect at December 31, 2012, our annual interest cost associated with our borrowings under our line of credit is approximately $1.3 million. For every 1% change in the interest rate associated with our borrowings under our line of credit, the effect on our annual interest cost would be approximately $520,000.

Cash dividends declared to stockholders totaled $12.3 million, $12.0 million and $11.5 million in 2012, 2011 and 2010, respectively. There are no regulatory restrictions on our payment of dividends to our stockholders, although there are state law restrictions on the payment of dividends from our insurance subsidiaries to us. Our insurance subsidiaries are required by law to maintain certain minimum surplus on a statutory basis and are subject to regulations under which their payment of dividends from statutory surplus is restricted and may require prior approval of their domiciliary insurance regulatory authorities. Our insurance subsidiaries are subject to risk-based capital ("RBC") requirements. The amount of statutory capital and surplus necessary for our insurance subsidiaries to satisfy regulatory requirements, including the RBC requirements, was not significant in relation to our insurance subsidiaries' statutory capital and surplus at December 31, 2012. In 2012, amounts available for distribution as dividends to us from our insurance subsidiaries without prior approval of their domiciliary insurance regulatory authorities are $18.0 million from Atlantic States, $2.7 million from Le Mars, $4.2 million from MICO, $4.3 million from Peninsula, $0 from Sheboygan and $0 from Southern, or a total of $29.2 million.

Investments

At December 31, 2012 and 2011, our investment portfolio of primarily investment-grade bonds, common stock, short-term investments and cash totaled $826.2 million and $798.6 million, respectively, representing 61.8% and 61.9%, respectively, of our total assets (see "Business - Investments" for more information).

	December 31,					
	2012		2011		2010	
(dollars in thousands)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Fixed maturities:						
Total held to maturity	$ 42,100	5.2%	$ 58,490	7.4%	$ 64,766	8.9%
Total available for sale	694,510	86.1	646,598	82.3	603,846	82.9
Total fixed maturities	736,610	91.3	705,088	89.7	668,612	91.8
Equity securities	8,757	1.1	7,438	1.0	10,162	1.4
Investments in affiliates	37,236	4.6	32,322	4.1	8,992	1.2
Short-term investments	23,826	3.0	40,461	5.2	40,776	5.6
Total investments	$ 806,429	100.0%	$ 785,309	100.0%	$ 728,542	100.0%

The carrying value of our fixed maturity investments represented 91.3% and 89.8% of our total invested assets at December 31, 2012 and 2011, respectively.

Our fixed maturity investments consisted of high-quality marketable bonds, of which 99.0% were rated at investment-grade levels at December 31, 2012 and 2011.

At December 31, 2012, the net unrealized gain on available-for-sale fixed maturity investments, net of deferred taxes, amounted to $25.6 million, compared to $21.3 million at December 31, 2011.

At December 31, 2012, the net unrealized gain on our equity securities, net of deferred taxes, amounted to $61,149, compared to $1.9 million at December 31, 2011.

Impact of Inflation

Our insurance subsidiaries establish their property and casualty insurance premium rates before they know the amount of losses and loss settlement expenses or the extent to which inflation may impact such expenses. Consequently, our insurance subsidiaries attempt, in establishing rates, to anticipate the potential impact of inflation.

Impact of New Accounting Standards

In October 2010, the Financial Accounting Standards Board ("FASB") issued updated guidance to address the diversity in practice for the accounting for costs associated with acquiring or renewing insurance contracts. This guidance modifies the definition of acquisition costs to specify that a cost must relate directly to the successful acquisition of a new or renewal insurance contract to qualify for deferral. If the application of this guidance would result in the capitalization of acquisition costs that a reporting entity had not previously capitalized, the entity may elect not to capitalize those costs. The updated guidance is effective for periods beginning after December 15, 2011. We adopted this new guidance prospectively in 2012. The amount of acquisition costs we capitalized during 2012 did not change materially from the amount of acquisition costs that we would have capitalized had we applied our previous policy during the period. Our adoption of this new guidance did not have a material impact on our financial position, results of operations or cash flows.

In May 2011, the FASB issued guidance that eliminates the concepts of in-use and in-exchange when measuring the fair value of all financial instruments. The fair value of a financial asset should be measured on a standalone basis and cannot be measured as part of a group. The new guidance requires several new disclosures including the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy and additional disclosures regarding Level 3 assets. This guidance is effective for interim and annual periods beginning on or after December 15, 2011. We adopted this new guidance in 2012. Our adoption of this new guidance did not impact our financial position, results of operations or cash flows.

In June 2011, the FASB issued new guidance related to the presentation of other comprehensive income. The new guidance provides entities with an option to either replace the income statement with a statement of comprehensive income, which would display both the components of net income and comprehensive in a combined statement, or to present a separate statement of comprehensive income immediately following the income statement. The new guidance does not affect the components of other comprehensive income or the calculation of earnings per share. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The new guidance is to be applied retrospectively with early adoption permitted. We adopted this new guidance in 2012. Our adoption of this new guidance did not impact our financial position, results of operations or cash flows.

In September 2011, the FASB issued new guidance related to evaluating goodwill for impairment. The new guidance provides entities with the option to perform a qualitative assessment of whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before applying the quantitative two-step goodwill impairment test. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it is not required to perform the quantitative two-step goodwill impairment test. Entities also have the option to bypass the assessment of qualitative factors for any reporting unit in any period and proceed directly to performing the first step of the quantitative two-step goodwill impairment test, as was required prior to the issuance of this new guidance. An entity may begin or resume performing the qualitative assessment in any subsequent period. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. We adopted this new guidance in 2011. Our adoption of this new guidance did not impact our financial position, results of operations or cash flows.

In July 2012, the FASB issued guidance related to evaluating indefinite-lived intangible assets for impairment. The new guidance provides entities with the option to perform a qualitative assessment of whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. If an entity concludes that it is not more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value, it is not required to perform the quantitative impairment test. Entities also have the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. Entities are able to resume performing the qualitative assessment in any subsequent period. The guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. We adopted this new guidance in 2012. Our adoption of this new guidance did not impact our financial position, results of operations or cash flows.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to the impact of interest rate changes, to changes in fair values of investments and to credit risk.

In the normal course of business, we employ established policies and procedures to manage our exposure to changes in interest rates, fluctuations in the fair market value of our debt and equity securities and credit risk. We seek to mitigate these risks by various actions described below.

Interest Rate Risk

Our exposure to market risk for a change in interest rates is concentrated in our investment portfolio. We monitor this exposure through periodic reviews of asset and liability positions. We regularly monitor estimates of cash flows and the impact of interest rate fluctuations relating to the investment portfolio. Generally, we do not hedge our exposure to interest rate risk because we have the capacity to, and do, hold fixed maturity investments to maturity.

Principal cash flows and related weighted-average interest rates by stated maturity dates for financial instruments sensitive to interest rates at December 31, 2012 are as follows:

(in thousands)	Principal Cash Flows	Weighted-Average Interest Rate
Fixed maturity and short-term investments:		
2013	$ 33,712	1.37%
2014	11,912	4.30
2015	18,204	3.72
2016	29,395	4.27
2017	33,295	3.68
Thereafter	587,583	3.87
Total	$ 714,101	
Fair value	$ 762,072	
Debt:		
2013	$ 15,465	4.16%
2015	52,000	2.46
Thereafter	5,000	5.00
Total	$ 72,465	
Fair value	$ 72,465	

Actual cash flows from investments may differ from those stated as a result of calls and prepayments.

Equity Price Risk

Our portfolio of equity securities, which we carry on our consolidated balance sheets at estimated fair value, has exposure to price risk, which is the risk of potential loss in estimated fair value resulting from an adverse change in prices. Our objective is to earn competitive relative returns by investing in a diverse portfolio of high-quality, liquid securities.

Credit Risk

Our objective is to earn competitive returns by investing in a diversified portfolio of securities. Our portfolio of fixed maturity securities and, to a lesser extent, short-term investments is subject to credit risk. We define this risk as the potential loss in fair value resulting from adverse changes in the borrower's ability to repay the debt. We manage this risk by performing an analysis of prospective investments and through regular reviews of our portfolio by our investment staff. We also limit the amount of our total investment portfolio that we invest in any one security.

Our insurance subsidiaries provide property and liability insurance coverages through independent insurance agencies located throughout their operating areas. Our insurance subsidiaries bill the majority of this business directly to the insured, although our insurance subsidiaries bill a portion of their commercial business through their agents, to whom they extend credit in the normal course of business.

Because the pooling agreement does not relieve Atlantic States of primary liability as the originating insurer, Atlantic States is subject to a concentration of credit risk arising from business ceded to Donegal Mutual. Our insurance subsidiaries maintain reinsurance agreements with Donegal Mutual and with a number of other major unaffiliated authorized reinsurers.

Through November 30, 2010, MICO and West Bend were parties to quota-share reinsurance agreements whereby MICO ceded 75% of its business to West Bend. MICO and West Bend terminated the reinsurance agreement in effect at November 30, 2010 on a run-off basis. West Bend's obligations related to all past reinsurance agreements with MICO remain in effect for all policies effective prior to December 1, 2010. West Bend and MICO entered into a trust agreement on December 1, 2010. Under the terms of the trust agreement, West Bend placed into trust, for the sole benefit of MICO, assets with a fair value equal to the amount of unearned premiums and unpaid losses and loss expenses, reduced by any net premium balances not yet paid by MICO, that West Bend had assumed pursuant to such reinsurance agreements at November 30, 2010. The amount of assets required to be held in trust adjusts monthly based upon the remaining net obligations of West Bend. West Bend may terminate the trust agreement on the earlier of December 1, 2020 or the date when the obligations of West Bend are equal to or less than $5.0 million. As of December 31, 2012, West Bend's net obligations under the reinsurance agreements were approximately $22.6 million, and the fair value of assets held in trust was approximately $26.3 million.

Item 8. Financial Statements and Supplementary Data.

Donegal Group Inc.
Consolidated Balance Sheets

	December 31, 2012	December 31, 2011
Assets		
Investments		
Fixed maturities		
Held to maturity, at amortized cost (fair value $43,735,739 and $61,422,347)	$ 42,100,196	$ 58,489,619
Available for sale, at fair value (amortized cost $655,173,806 and $614,298,854)	694,509,821	646,598,178
Equity securities, available for sale, at fair value (cost $8,663,183 and $7,238,803)	8,757,258	7,437,538
Investments in affiliates	37,235,530	32,322,246
Short-term investments, at cost, which approximates fair value	23,826,227	40,461,410
Total investments	806,429,032	785,308,991
Cash	19,801,290	13,245,378
Accrued investment income	6,332,085	6,713,038
Premiums receivable	117,196,478	104,715,327
Reinsurance receivable	215,893,322	209,823,907
Deferred policy acquisition costs	40,121,697	36,424,955
Deferred tax asset, net	6,267,536	9,919,720
Prepaid reinsurance premiums	111,156,162	106,450,018
Property and equipment, net	5,953,833	6,154,383
Accounts receivable - securities	—	1,507,500
Federal income taxes recoverable	—	2,661,808
Goodwill	5,625,354	5,625,354
Other intangible assets	958,010	958,010
Other	1,154,388	1,285,089
Total assets	$ 1,336,889,187	$ 1,290,793,478
Liabilities and Stockholders' Equity		
Liabilities		
Losses and loss expenses	$ 458,827,395	$ 442,407,615
Unearned premiums	363,088,103	336,937,261
Accrued expenses	17,140,832	20,956,549
Reinsurance balances payable	13,941,337	20,039,339
Borrowings under line of credit	52,000,000	54,500,000
Cash dividends declared to stockholders	3,066,532	2,996,076
Subordinated debentures	20,465,000	20,465,000
Federal income taxes payable	583,977	—
Due to affiliate	4,579,437	5,386,391
Drafts payable	863,589	1,548,953
Other	2,298,891	2,104,702
Total liabilities	936,855,093	907,341,886
Stockholders' Equity		
Preferred stock, $1.00 par value, authorized 2,000,000 shares; none issued	—	—
Class A common stock, $.01 par value, authorized 30,000,000 shares, issued 20,941,821 and 20,752,999 shares and outstanding 20,025,199 and 19,971,441 shares	209,419	207,530
Class B common stock, $.01 par value, authorized 10,000,000 shares, issued 5,649,240 shares and outstanding 5,576,775 shares	56,492	56,492
Additional paid-in capital	176,416,585	170,836,943
Accumulated other comprehensive income	26,394,577	23,533,447
Retained earnings	209,670,214	199,604,700
Treasury stock, at cost	(12,713,193)	(10,787,520)
Total stockholders' equity	400,034,094	383,451,592
Total liabilities and stockholders' equity	$ 1,336,889,187	$ 1,290,793,478

See accompanying notes to consolidated financial statements.

Donegal Group Inc.
Consolidated Statements of Income and Comprehensive Income

	Years Ended December 31,		
	2012	**2011**	**2010**
Statements of Income			
Revenues			
Net premiums earned (includes affiliated reinsurance of $142,608,940, $130,555,613 and $134,823,098 - see note 3)	$ 475,002,222	$ 431,470,184	$ 378,030,129
Investment income, net of investment expenses	20,168,919	20,858,179	19,949,714
Installment payment fees	7,465,532	7,427,509	5,519,287
Lease income	953,216	957,353	922,937
Net realized investment gains	6,859,439	12,281,267	4,395,720
Equity in earnings (loss) of DFSC	4,533,257	2,023,127	(268,341)
Total revenues	514,982,585	475,017,619	408,549,446
Expenses			
Net losses and loss expenses (includes affiliated reinsurance of $81,219,926, $87,950,502 and $81,539,930 - see note 3)	332,871,584	340,502,777	274,308,858
Amortization of deferred policy acquisition costs	74,314,000	68,571,000	66,354,000
Other underwriting expenses	73,914,514	66,923,764	54,564,500
Policyholder dividends	1,342,582	1,240,079	619,158
Interest	2,358,711	2,126,784	799,578
Other	2,322,934	2,392,528	2,059,203
Total expenses	487,124,325	481,756,932	398,705,297
Income (loss) before income tax expense (benefit)	27,858,260	(6,739,313)	9,844,149
Income tax expense (benefit)	4,765,640	(7,192,266)	(1,623,030)
Net income	$ 23,092,620	$ 452,953	$ 11,467,179
Basic earnings per common share:			
Class A common stock	$ 0.92	$ 0.02	$ 0.46
Class B common stock	$ 0.83	$ 0.01	$ 0.41
Diluted earnings per common share:			
Class A common stock	$ 0.91	$ 0.02	$ 0.46
Class B common stock	$ 0.83	$ 0.01	$ 0.41
Statements of Comprehensive Income			
Net income	$ 23,092,620	$ 452,953	$ 11,467,179
Other comprehensive income (loss), net of tax			
Unrealized gains (losses) on securities:			
Unrealized holding gain (loss) arising during the period, net of income tax (benefit) of $4,833,143, $12,237,669 and ($1,976,358)	9,171,817	23,077,997	(3,544,783)
Reclassification adjustment for gains included in net income, net of income tax of $2,332,209, $4,175,631 and $1,494,545	(4,527,230)	(8,105,636)	(2,901,175)
Other comprehensive income (loss)	4,644,587	14,972,361	(6,445,958)
Comprehensive income	$ 27,737,207	$ 15,425,314	$ 5,021,221

See accompanying notes to consolidated financial statements.

Donegal Group Inc.
Consolidated Statements of Stockholders' Equity

	Common Stock				Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Stock	Total Stockholders' Equity
	Class A Shares	Class B Shares	Class A Amount	Class B Amount					
Balance, January 1, 2010	20,569,930	5,649,240	$ 205,700	$ 56,492	$ 164,585,214	$ 15,007,044	$214,755,495	$ (9,104,246)	$385,505,699
Issuance of common stock (stock compensation plans)	86,597		866		1,198,556				1,199,422
Net income							11,467,179		11,467,179
Cash dividends							(11,477,845)		(11,477,845)
Grant of stock options					1,309,734		(1,309,734)		—
Purchase of treasury stock								(145,687)	(145,687)
Other comprehensive loss						(6,445,958)			(6,445,958)
Balance, December 31, 2010	20,656,527	5,649,240	$ 206,566	$ 56,492	$ 167,093,504	$ 8,561,086	$213,435,095	$ (9,249,933)	$380,102,810
Issuance of common stock (stock compensation plans)	96,472		964		1,459,579				1,460,543
Net income							452,953		452,953
Cash dividends							(11,999,488)		(11,999,488)
Grant of stock options					2,283,860		(2,283,860)		—
Purchase of treasury stock								(1,537,587)	(1,537,587)
Other comprehensive income						14,972,361			14,972,361
Balance, December 31, 2011	20,752,999	5,649,240	$ 207,530	$ 56,492	$ 170,836,943	$ 23,533,447	$199,604,700	$(10,787,520)	$383,451,592
Issuance of common stock (stock compensation plans)	188,822		1,889		2,995,622				2,997,511
Net income							23,092,620		23,092,620
Cash dividends							(12,278,965)		(12,278,965)
Grant of stock options					2,531,598		(2,531,598)		—
Tax benefit on exercise of stock options					52,422				52,422
Purchase of treasury stock								(1,925,673)	(1,925,673)
Other comprehensive income						4,644,587			4,644,587
Other						(1,783,457)	1,783,457		—
Balance, December 31, 2012	20,941,821	5,649,240	$ 209,419	$ 56,492	$ 176,416,585	$ 26,394,577	$209,670,214	$(12,713,193)	$400,034,094

See accompanying notes to consolidated financial statements.

Donegal Group Inc.
Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2012	2011	2010
Cash Flows from Operating Activities:			
Net income	$ 23,092,620	$ 452,953	$ 11,467,179
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	3,950,693	4,106,561	3,143,767
Net realized investment gains	(6,859,439)	(12,281,267)	(4,395,720)
Equity in (earnings) loss of DFSC	(4,533,257)	(2,023,127)	268,341
Changes in Assets and Liabilities:			
Losses and loss expenses	16,419,780	59,088,943	14,904,770
Unearned premiums	26,150,842	39,665,100	21,762,781
Accrued expenses	(3,815,717)	(330,857)	718,956
Premiums receivable	(12,481,151)	(8,247,378)	(7,478,337)
Deferred policy acquisition costs	(3,696,742)	(1,979,376)	(1,601,400)
Deferred income taxes	1,151,250	(5,922,491)	(2,380,430)
Reinsurance receivable	(6,069,415)	(35,987,161)	(5,348,447)
Accrued investment income	380,953	652,133	(489,244)
Amounts due to affiliate	(806,954)	2,460,287	(887,190)
Reinsurance balances payable	(6,098,002)	899,017	(320,278)
Prepaid reinsurance premiums	(4,706,144)	(17,084,247)	(8,270,621)
Current income taxes	3,245,785	(1,713,483)	(368,145)
Other, net	(360,477)	(674,296)	1,278,821
Net adjustments	1,872,005	20,628,358	10,537,624
Net cash provided by operating activities	24,964,625	21,081,311	22,004,803
Cash Flows from Investing Activities:			
Purchase of fixed maturities:			
Available for sale	(241,343,085)	(189,111,596)	(195,198,227)
Purchase of equity securities:	(31,254,324)	(23,857,802)	(59,191,998)
Sale of fixed maturities			
Available for sale	90,484,097	122,873,102	72,092,788
Maturity of fixed maturities:			
Held to maturity	16,061,587	5,888,236	8,649,275
Available for sale	115,501,507	53,763,701	80,116,222
Sale of equity securities	30,001,187	27,036,422	70,029,195
Purchase of MICO	—	(7,207,471)	(35,088,228)
Net increase in investment in affiliates	(100,000)	(20,570,000)	—
Net purchase of property and equipment	(744,082)	(238,538)	(651,160)
Net sales of short-term investments	16,635,183	314,583	16,052,089
Net cash used in investing activities	(4,757,930)	(31,109,363)	(43,190,044)
Cash Flows from Financing Activities:			
Issuance of common stock	2,983,399	1,460,543	1,199,422
Cash dividends paid	(12,208,509)	(11,874,367)	(11,405,268)
Purchase of treasury stock	(1,925,673)	(1,537,587)	(145,687)
Payments on line of credit	(6,000,000)	(3,617,371)	—
Borrowings under line of credit	3,500,000	22,500,000	34,955,088
Net cash (used in) provided by financing activities	(13,650,783)	6,931,218	24,603,555
Net increase (decrease) in cash	6,555,912	(3,096,834)	3,418,314
Cash at beginning of year	13,245,378	16,342,212	12,923,898
Cash at end of year	$ 19,801,290	$ 13,245,378	$ 16,342,212

See accompanying notes to consolidated financial statements.

Donegal Group Inc.
Notes to Consolidated Financial Statements

1 - Summary of Significant Accounting Policies

Organization and Business

Donegal Mutual Insurance Company ("Donegal Mutual") organized us as an insurance holding company on August 26, 1986. Our insurance subsidiaries, Atlantic States Insurance Company ("Atlantic States"), Southern Insurance Company of Virginia ("Southern"), Le Mars Insurance Company ("Le Mars"), the Peninsula Insurance Group ("Peninsula"), which consists of Peninsula Indemnity Company and The Peninsula Insurance Company, Sheboygan Falls Insurance Company ("Sheboygan") and Michigan Insurance Company ("MICO"), write personal and commercial lines of property and casualty coverages exclusively through a network of independent insurance agents in certain Mid-Atlantic, Midwestern, New England and Southern states. We acquired MICO on December 1, 2010, and we have included MICO's results of operations in our consolidated results of operations since that date. We also own 48.2% of the outstanding stock of Donegal Financial Services Corporation ("DFSC"), a grandfathered unitary savings and loan holding company that owns Union Community Bank FSB ("UCB"), a federal savings bank. UCB has 13 banking offices, all of which are located in Lancaster County, Pennsylvania. Donegal Mutual owns the remaining 51.8% of the outstanding stock of DFSC.

We have four segments: our investment function, our personal lines of insurance, our commercial lines of insurance and our investment in DFSC. The personal lines products of our insurance subsidiaries consist primarily of homeowners and private passenger automobile policies. The commercial lines products of our insurance subsidiaries consist primarily of commercial automobile, commercial multi-peril and workers' compensation policies.

At December 31, 2012, Donegal Mutual held approximately 39% of our outstanding Class A common stock and approximately 76% of our outstanding Class B common stock. This ownership provides Donegal Mutual with approximately 66% of the total voting power of our common stock. Our insurance subsidiaries and Donegal Mutual have interrelated operations due to a pooling agreement and other intercompany agreements and transactions. While each company maintains its separate corporate existence, our insurance subsidiaries and Donegal Mutual conduct business together as the Donegal Insurance Group. As such, Donegal Mutual and our insurance subsidiaries share the same business philosophy, the same management, the same employees and the same facilities and offer the same types of insurance products.

Atlantic States, our largest subsidiary, participates in a pooling agreement with Donegal Mutual. Under the pooling agreement, the two companies pool their insurance business and each company receives an allocated percentage of the pooled business. Atlantic States has an 80% share of the results of the pooled business, and Donegal Mutual has a 20% share of the results of the pooled business.

The same executive management and underwriting personnel administer products, classes of business underwritten, pricing practices and underwriting standards of Donegal Mutual and our insurance subsidiaries. In addition, as the Donegal Insurance Group, Donegal Mutual and our insurance subsidiaries share a combined business plan to achieve market penetration and underwriting profitability objectives. The products our insurance subsidiaries and Donegal Mutual market are generally complementary, thereby allowing the Donegal Insurance Group to offer a broader range of products to a given market and to expand the Donegal Insurance Group's ability to service an entire personal lines or commercial lines account. Distinctions within the products of Donegal Mutual and our insurance subsidiaries generally relate to specific risk profiles targeted within similar classes of business, such as preferred tier versus standard tier products, but we do not allocate all of the standard risk gradients to one company. Therefore, the underwriting profitability of the business the individual companies write directly will vary. However, as the risk characteristics of all business Donegal Mutual and Atlantic States write directly are homogenized within the underwriting pool, Donegal Mutual and Atlantic States share the underwriting results in proportion to their respective participation in the pool. Pooled business represents the predominant percentage of the net underwriting activity of both Donegal Mutual and Atlantic States. We refer to Note 3 - Transactions with Affiliates for more information regarding the pooling agreement.

In December 2010, we acquired MICO, which had been a majority owned subsidiary of West Bend Mutual Insurance Company ("West Bend"), for $42.3 million in cash. Effective on December 1, 2010, MICO entered into a 50% quota-share agreement with third-party reinsurers and a 25% quota-share reinsurance agreement with Donegal Mutual to replace the 75% quota-share reinsurance agreement MICO maintained with West Bend through November 30, 2010.

In May 2011, DFSC and Union National Financial Corporation ("UNNF") merged, with DFSC as the surviving company in the merger. Under the merger agreement, Province Bank FSB, which DFSC owned, and Union National Community Bank, which UNNF owned, also merged and began doing business as UCB. Donegal Mutual contributed $22.1 million and we contributed $20.6 million to DFSC as additional capital to facilitate the mergers. We use the equity method of accounting for our investment in DFSC. Under the equity method, we record our investment at cost, with adjustments for our share of DFSC's earnings and losses as well as changes in DFSC's equity due to unrealized gains and losses.

Basis of Consolidation

Our consolidated financial statements, which we have prepared in accordance with accounting principles generally accepted in the United States of America, include our accounts and those of our wholly owned subsidiaries. We have eliminated all significant inter-company accounts and transactions in consolidation. The terms "we," "us," "our" or the "Company" as used herein refer to the consolidated entity.

Use of Estimates

In preparing our consolidated financial statements, our management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

We make estimates and assumptions that can have a significant effect on amounts and disclosures we report in our consolidated financial statements. The most significant estimates relate to our insurance subsidiaries' reserves for property and casualty insurance unpaid losses and loss expenses, valuation of investments and determination of other-than-temporary impairment and our insurance subsidiaries' policy acquisition costs. While we believe our estimates and the estimates of our insurance subsidiaries are appropriate, the ultimate amounts may differ from the estimates provided. We regularly review our methods for making these estimates as well as the continuing appropriateness of the estimated amounts, and we reflect any adjustment we consider necessary in our current results of operations.

Reclassification

During 2012, we recorded an entry that reduced Accumulated Other Comprehensive Income and increased Retained Earnings by $1.8 million to correct an immaterial error related to prior years.

Investments

We classify our debt and equity securities into the following categories:

Held to Maturity - Debt securities that we have the positive intent and ability to hold to maturity; reported at amortized cost.

Available for Sale - Debt and equity securities not classified as held to maturity; reported at fair value, with unrealized gains and losses excluded from income and reported as a separate component of stockholders' equity (net of tax effects).

Short-term investments carried at amortized cost, which approximates fair value.

We make estimates concerning the valuation of our investments and the recognition of other-than-temporary declines in the value of our investments. For equity securities, we write down the investment to its fair value and we reflect the amount of the write-down as a realized loss in our results of operations when we consider the decline in value of an individual investment to be other than temporary. We individually monitor all of our investments for other-than-temporary declines in value. Generally, we assume there has been an other-than-temporary decline in value if an individual equity security has depreciated in value by more than 20% of original cost and has been in such an unrealized loss position for more than six months. With respect to a debt security that is in an unrealized loss position, we first assess if we intend to sell the debt security. If we determine we intend to sell the debt security, we recognize the impairment loss in our results of operations. If we do not intend to sell the debt security, we determine whether it is more likely than not that we will be required to sell the debt security prior to recovery. If we determine it is more likely than not that we will be required to sell the debt security prior to recovery, we recognize an impairment loss in our results of operations. If we determine it is more likely than not that we will not be required to sell the debt security prior to recovery, we then evaluate whether a credit loss has occurred. We determine whether a credit loss has occurred by comparing the amortized cost of the debt security to the present value of the cash flows we expect to collect. If we expect a cash flow shortfall, we consider that a credit loss has occurred. If we determine that a credit loss has occurred, we consider the impairment to be other than temporary. We then recognize the amount of the impairment loss related to the credit loss in our results of operations, and we recognize the remaining portion of the impairment loss in our other comprehensive income, net of applicable taxes. In addition, we may write down securities in an unrealized loss position based on a number of other factors, including when the fair value of an investment is significantly below its cost, when the financial condition of the issuer of a security has deteriorated, the occurrence of industry, company or geographic events that have negatively impacted the value of a security and rating agency downgrades.

We amortize premiums and discounts on debt securities over the life of the security as an adjustment to yield using the effective interest method. We compute realized investment gains and losses using the specific identification method.

We amortize premiums and discounts for mortgage-backed debt securities using anticipated prepayments.

We account for investments in affiliates using the equity method of accounting. Under the equity method, we record our investment at cost, with adjustments for our share of the affiliate's earnings and losses as well as changes in the affiliate's equity due to unrealized gains and losses.

Fair Values of Financial Instruments

We use the following methods and assumptions in estimating our fair value disclosures:

Investments - We present our investments in available-for-sale fixed maturity and equity securities at estimated fair value. The estimated fair value of a security may differ from the amount that could be realized if we sold the security in a forced transaction. In addition, the valuation of fixed maturity investments is more subjective when markets are less liquid, increasing the potential that the estimated fair value does not reflect the price at which an actual transaction would occur. We utilize nationally recognized independent pricing services to estimate fair values for our fixed maturity and equity investments. We generally obtain one price per security. The pricing services utilize market quotations for fixed maturity and equity securities that have quoted prices in active markets. For fixed maturity securities that generally do not trade on a daily basis, the pricing services prepare estimates of fair value measurements based predominantly on observable market inputs. The pricing services do not use broker quotes in determining the fair values of our investments. Our investment personnel review the estimates of fair value the pricing services provide to determine if the estimates obtained are representative of fair values based upon their general knowledge of the market, their research findings related to unusual fluctuations in value and their comparison of such values to execution prices for similar securities. Our investment personnel monitor the market and are familiar with current trading ranges for similar securities and pricing of specific investments. Our investment personnel review all pricing estimates that we receive from the pricing services against their expectations with respect to pricing based on fair market curves, security ratings, coupon rates, security type and recent trading activity. Our investment personnel review documentation with respect to the pricing services' pricing methodology that they obtain periodically to determine if the primary pricing sources, market inputs and pricing frequency for various security types are reasonable. We refer to Note 6 - Fair Value Measurements for more information regarding our methods and assumptions in estimating fair values.

Cash and Short-Term Investments - The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

Premiums and Reinsurance Receivables and Payables - The carrying amounts reported in the balance sheet for these instruments related to premiums and paid losses and loss expenses approximate their fair values.

Subordinated Debentures - The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

Revenue Recognition

Our insurance subsidiaries recognize insurance premiums as income over the terms of the policies they issue. Our insurance subsidiaries calculate unearned premiums on a daily pro-rata basis. We recorded an unearned premium liability for the fair value of the net unexpired portion of the insurance policies we acquired in connection with our acquisition of MICO. We recognized this unearned premium liability as income over the terms of MICO's policies.

Policy Acquisition Costs

We defer our insurance subsidiaries' policy acquisition costs, consisting primarily of commissions, premium taxes and certain other underwriting costs, reduced by ceding commissions, that vary with and relate directly to the production of business. We amortize these deferred policy acquisition costs over the period in which our insurance subsidiaries earn the premiums. The method we follow in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and loss expenses and certain other costs we expect to incur as our insurance subsidiaries earn the premium. Estimates in the calculation of policy acquisition costs have not shown material variability because of uncertainties in applying accounting principles or as a result of sensitivities to changes in key assumptions.

Property and Equipment

We report property and equipment at depreciated cost that we compute using the straight-line method based upon estimated useful lives of the assets.

Losses and Loss Expenses

Liabilities for losses and loss expenses are estimates at a given point in time of the amounts an insurer expects to pay with respect to policyholder claims based on facts and circumstances then known. At the time of establishing its estimates, an insurer recognizes that its ultimate liability for losses and loss expenses will exceed or be less than such estimates. Our insurance subsidiaries base their estimates of liabilities for losses and loss expenses on assumptions as to future loss trends and expected claims severity, judicial theories of liability and other factors. However, during the loss adjustment period, our insurance subsidiaries may learn additional facts regarding certain claims, and consequently, it often becomes necessary for our insurance subsidiaries to refine and adjust their estimates of liability. We reflect any adjustments to our insurance subsidiaries' liabilities for losses and loss expenses in our operating results in the period in which our insurance subsidiaries record the changes in estimates.

Our insurance subsidiaries maintain liabilities for the payment of losses and loss expenses with respect to both reported and unreported claims. Our insurance subsidiaries establish these liabilities for the purpose of covering the ultimate costs of settling all losses, including investigation and litigation costs. Our insurance subsidiaries base the amount of their liability for reported losses primarily upon a case-by-case evaluation of the type of risk involved, knowledge of the circumstances surrounding each claim and the insurance policy provisions relating to the type of loss their policyholder incurred. Our insurance subsidiaries determine the amount of their liability for unreported claims and loss expenses on the basis of historical information by line of insurance. Our insurance subsidiaries account for inflation in the reserving function through analysis of costs and trends and reviews of historical reserving results. Our insurance subsidiaries closely monitor their liabilities and recompute them periodically using new information on reported claims and a variety of statistical techniques. Our insurance subsidiaries do not discount their liabilities for losses.

We recorded a liability for the fair value of the net loss and loss expense reserves we assumed in connection with our acquisition of MICO. We incorporated various factors in determining the fair value of those reserve estimates, including the guarantee against any deficiency in excess of $1.0 million we discuss in Note 4-Business Combinations.

Reserve estimates can change over time because of unexpected changes in assumptions related to our insurance subsidiaries' external environment and, to a lesser extent, assumptions as to our insurance subsidiaries' internal operations. For example, our insurance subsidiaries have experienced a decrease in claims frequency on workers' compensation claims during the past several years while claims severity has gradually increased. These trend changes give rise to greater uncertainty as to the pattern of future loss settlements on workers' compensation claims. Related uncertainties regarding future trends include the cost of medical technologies and procedures and changes in the utilization of medical procedures. Assumptions related to our insurance subsidiaries' external environment include the absence of significant changes in tort law and the legal environment that increase liability exposure, consistency in judicial interpretations of insurance coverage and policy provisions and the rate of loss cost inflation. Internal assumptions include consistency in the recording of premium and loss statistics, consistency in the recording of claims, payment and case reserving methodology, accurate measurement of the impact of rate changes and changes in policy provisions, consistency in the quality and characteristics of business written within a given line of business and consistency in reinsurance coverage and collectibility of reinsured losses, among other items. To the extent our insurance subsidiaries determine that underlying factors impacting their assumptions have changed, our insurance subsidiaries attempt to make appropriate adjustments for such changes in their reserves. Accordingly, our insurance subsidiaries' ultimate liability for unpaid losses and loss expenses will likely differ from the amount recorded.

Our insurance subsidiaries seek to enhance their underwriting results by carefully selecting the product lines they underwrite. Our insurance subsidiaries' personal lines products include standard and preferred risks in private passenger automobile and homeowners lines. Our insurance subsidiaries' commercial lines products primarily include business offices, wholesalers, service providers, contractors, artisans and light manufacturing operations. Our insurance subsidiaries have limited exposure to asbestos and other environmental liabilities. Our insurance subsidiaries write no medical malpractice liability risks.

Income Taxes

We currently file a consolidated federal income tax return.

We account for income taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities at enacted tax rates expected to be in effect when we realize or settle such amounts.

Credit Risk

Our objective is to earn competitive returns by investing in a diversified portfolio of securities. Our portfolio of fixed maturity securities and, to a lesser extent, short-term investments is subject to credit risk. We define this risk as the potential loss in fair value resulting from adverse changes in the borrower's ability to repay the debt. We manage this risk by performing an analysis of prospective investments and through regular reviews of our portfolio by our investment staff. We also limit the amount of our total investment portfolio that we invest in any one security.

Our insurance subsidiaries provide property and liability insurance coverages through independent insurance agencies located throughout their operating areas. Our insurance subsidiaries bill the majority of this business directly to their policyholders, although our insurance subsidiaries bill a portion of their commercial business through their agents, to whom they extend credit in the normal course of business.

Our insurance subsidiaries have reinsurance agreements with Donegal Mutual and with a number of major unaffiliated reinsurers.

Reinsurance Accounting and Reporting

Our insurance subsidiaries rely upon reinsurance agreements to limit their maximum net loss from large single risks or risks in concentrated areas and to increase their capacity to write insurance. Reinsurance does not relieve our insurance subsidiaries from liability to their respective policyholders. To the extent that a reinsurer cannot pay losses for which it is liable under the terms of a reinsurance agreement with one of our insurance subsidiaries, our insurance subsidiaries retain continued liability for such losses. However, in an effort to reduce the risk of non-payment, our insurance subsidiaries require all of their reinsurers to have an A.M. Best rating of A- or better or, with respect to foreign reinsurers, to have a financial condition that, in the opinion of management, is equivalent to a company with an A.M. Best rating of A- or better. We refer to Note 11 - Reinsurance for more information regarding our reinsurance agreements.

Stock-Based Compensation

We measure all share-based payments to employees, including grants of stock options, using a fair-value-based method and record such expense in our results of operations. In determining the expense we record for stock options granted to directors and employees of our subsidiaries and affiliates other than Donegal Mutual, we estimate the fair value of each option award on the date of grant using the Black-Scholes option pricing model. The significant assumptions we utilize in applying the Black-Scholes option pricing model are the risk-free interest rate, expected term, dividend yield and expected volatility.

In 2012, we realized $52,422 in tax benefits upon the exercise of stock options. We did not realize any tax benefits upon the exercise of stock options in 2011 or 2010.

Earnings per Share

We calculate basic earnings per share by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

We have two classes of common stock, which we refer to as Class A common stock and Class B common stock. Our Class A common stock is entitled to cash dividends that are at least 10% higher than those declared and paid on our Class B common stock. Accordingly, we use the two-class method for the computation of earnings per common share. The two-class method is an earnings allocation formula that determines earnings per share separately for each class of common stock based on dividends declared and an allocation of remaining undistributed earnings using a participation percentage that reflects the dividend rights of each class.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the underlying fair value of acquired entities. When completing acquisitions, we seek also to identify separately identifiable intangible assets that we have acquired. We assess goodwill and intangible assets with an indefinite useful life for impairment annually. We also assess goodwill and other intangible assets for impairment upon the occurrence of certain events. In making our assessment, we consider a number of factors including operating results, business plans, economic projections, anticipated future cash flows and current market data. Inherent uncertainties exist with respect to these factors and to our judgment in applying them when we make our assessment. Impairment of goodwill and other intangible assets could result from changes in economic and operating conditions in future periods.

2 - Impact of New Accounting Standards

In October 2010, the Financial Accounting Standards Board (the "FASB") issued updated guidance to address the diversity in practice for the accounting for costs associated with acquiring or renewing insurance contracts. This guidance modifies the definition of acquisition costs to specify that a cost must relate directly to the successful acquisition of a new or renewal insurance contract to qualify for deferral. If the application of this guidance would result in the capitalization of acquisition costs that a reporting entity had not previously capitalized, the entity may elect not to capitalize those costs. The updated guidance is effective for periods beginning after December 15, 2011. We adopted this new guidance prospectively in 2012. The amount of acquisition costs we capitalized during 2012 did not change materially from the amount of acquisition costs that we would have capitalized had we applied our previous policy during the period. Our adoption of this new guidance did not have a material impact on our financial position, results of operations or cash flows.

In May 2011, the FASB issued guidance that eliminates the concepts of in-use and in-exchange when measuring the fair value of all financial instruments. The fair value of a financial asset should be measured on a standalone basis and cannot be measured as part of a group. The new guidance requires several new disclosures including the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy and additional disclosures regarding Level 3 assets. This guidance is effective for interim and annual periods beginning on or after December 15, 2011. We adopted this new guidance in 2012. Our adoption of this new guidance did not impact our financial position, results of operations or cash flows.

In June 2011, the FASB issued new guidance related to the presentation of other comprehensive income. The new guidance provides entities with an option to either replace the income statement with a statement of comprehensive income, which would display both the components of net income and comprehensive in a combined statement, or to present a separate statement of comprehensive income immediately following the income statement. The new guidance does not affect the components of other comprehensive income or the calculation of earnings per share. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The new guidance is to be applied retrospectively with early adoption permitted. We adopted this new guidance in 2012. Our adoption of this new guidance did not impact our financial position, results of operations or cash flows.

In September 2011, the FASB issued new guidance related to evaluating goodwill for impairment. The new guidance provides entities with the option to perform a qualitative assessment of whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before applying the quantitative two-step goodwill impairment test. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it is not required to perform the quantitative two-step goodwill impairment test. Entities also have the option of bypassing the assessment of qualitative factors for any reporting unit in any period and proceed directly to performing the first step of the quantitative two-step goodwill impairment test, as was required prior to the issuance of this new guidance. An entity may begin or resume performing the qualitative assessment in any subsequent period. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. We adopted this new guidance in 2011. Our adoption of this new guidance did not impact our financial position, results of operations or cash flows.

In July 2012, the FASB issued guidance related to evaluating indefinite-lived intangible assets for impairment. The new guidance provides entities with the option of performing a qualitative assessment of whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. If an entity concludes that it is not more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value, it is not required to perform the quantitative impairment test. Entities also have the option of bypassing the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. Entities are able to resume performing the qualitative assessment in any subsequent period. This guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. We adopted this new guidance in 2012. Our adoption of this new guidance did not impact our financial position, results of operations or cash flows.

3 - Transactions with Affiliates

Our insurance subsidiaries conduct business and have various agreements with Donegal Mutual that we describe in the following subparagraphs:

a. Reinsurance Pooling and Other Reinsurance Arrangements

Atlantic States, our largest insurance subsidiary, and Donegal Mutual have a pooling agreement under which both companies contribute all of their direct written business to the pool and receive an allocated percentage of their combined underwriting results, excluding certain reinsurance Donegal Mutual assumes from our insurance subsidiaries. Atlantic States has an 80% share of the results of the pool, and Donegal Mutual has a 20% share of the results of the pool. The intent of the pooling agreement is to produce more uniform and stable underwriting results from year to year for each pool participant than they would experience individually and to spread the risk of loss between the participants based on each participant's relative amount of surplus and relative access to capital. Each participant in the pool has at its disposal the capacity of the entire pool, rather than being limited to policy exposures of a size commensurate with its own capital and surplus.

The following amounts represent reinsurance Atlantic States ceded to the pool during 2012, 2011 and 2010:

	2012	2011	2010
Premiums earned	$ 132,876,094	$ 118,812,725	$ 105,376,068
Losses and loss expenses	92,459,147	97,130,846	81,203,625
Prepaid reinsurance premiums	70,572,281	64,214,378	57,783,435
Liability for losses and loss expenses	83,623,652	77,312,645	65,028,781

The following amounts represent reinsurance Atlantic States assumed from the pool during 2012, 2011 and 2010:

	2012	2011	2010
Premiums earned	$ 298,803,060	$ 266,687,610	$ 238,308,846
Losses and loss expenses	187,415,893	206,907,170	160,256,348
Unearned premiums	157,140,642	141,880,039	125,322,884
Liability for losses and loss expenses	162,863,045	156,941,512	134,580,026

Donegal Mutual and Le Mars have a quota-share reinsurance agreement whereby Le Mars assumes 100% of the premiums and losses related to certain products Donegal Mutual offers in certain Midwest states, which provide the availability of complementary products to Le Mars' commercial accounts. Until October 31, 2012, Donegal Mutual and Southern had a quota-share reinsurance agreement whereby Southern assumed 100% of the premiums and losses related to personal lines products Donegal Mutual offers in Virginia through the use of its automated policy quoting and issuance system. The following amounts represent reinsurance Southern and Le Mars assumed from Donegal Mutual pursuant to the quota-share reinsurance agreements during 2012, 2011 and 2010:

	2012	2011	2010
Premiums earned	$ 22,189,399	$ 17,757,409	$ 14,516,901
Losses and loss expenses	19,620,587	14,983,405	12,600,094
Unearned premiums	9,926,381	10,225,922	8,124,069
Liability for losses and loss expenses	8,873,592	7,770,053	7,316,879

Donegal Mutual and MICO have a quota-share reinsurance agreement whereby Donegal Mutual assumes 25% of the premiums and losses related to the business of MICO. Donegal Mutual and Peninsula have a quota-share reinsurance agreement whereby Donegal Mutual assumes 100% of the premiums and losses related to the workers' compensation product line of Peninsula in certain states. The business Donegal Mutual assumes becomes part of the pooling agreement between Donegal Mutual and Atlantic States.

The following amounts represent reinsurance ceded to Donegal Mutual pursuant to these quota-share reinsurance agreements during 2012, 2011 and 2010:

	2012	2011	2010
Premiums earned	$ 33,046,914	$ 22,123,229	$ 4,516,313
Losses and loss expenses	22,569,557	16,038,590	3,463,112
Prepaid reinsurance premiums	15,457,605	14,181,338	4,590,424
Liability for losses and loss expenses	18,285,182	11,868,641	4,006,231

Atlantic States, Southern and Le Mars each have a catastrophe reinsurance agreement with Donegal Mutual that provides coverage under any one catastrophic occurrence above a set retention ($2,000,000, $1,500,000 and $500,000 for Atlantic States, Southern and Le Mars, respectively) up to $5,000,000, with a combined retention of $3,000,000 for a catastrophe involving a combination of these subsidiaries. Our insurance subsidiaries recover losses in excess of $5,000,000 for any one catastrophe occurrence under catastrophe reinsurance agreements with unaffiliated reinsurers. Donegal Mutual and Southern have an excess of loss reinsurance agreement in which Donegal Mutual assumes up to $500,000 ($350,000 in 2011 and 2010) of losses in excess of $500,000 ($400,000 in 2011 and 2010).

The following amounts represent reinsurance that our insurance subsidiaries ceded to Donegal Mutual pursuant to these reinsurance agreements during 2012, 2011 and 2010:

	2012	2011	2010
Premiums earned	$ 12,460,511	$ 12,953,452	$ 8,110,268
Losses and loss expenses	10,787,850	20,770,637	6,649,775
Liability for losses and loss expenses	2,206,786	3,980,024	3,441,447

The following amounts represent the effect of affiliated reinsurance transactions on net premiums our insurance subsidiaries earned during 2012, 2011 and 2010:

	2012	2011	2010
Assumed	$ 320,992,459	$ 284,445,019	$ 252,825,747
Ceded	(178,383,519)	(153,889,406)	(118,002,649)
Net	$ 142,608,940	$ 130,555,613	$ 134,823,098

The following amounts represent the effect of affiliated reinsurance transactions on net losses and loss expenses our insurance subsidiaries incurred during 2012, 2011 and 2010:

	2012	2011	2010
Assumed	$ 207,036,480	$ 221,890,575	$ 172,856,442
Ceded	(125,816,554)	(133,940,073)	(91,316,512)
Net	$ 81,219,926	$ 87,950,502	$ 81,539,930

b. Expense Sharing

Donegal Mutual provides facilities, management and other services to us and our insurance subsidiaries. Donegal Mutual allocates certain related expenses to Atlantic States in relation to the relative participation of Atlantic States and Donegal Mutual in the pooling agreement. Our insurance subsidiaries other than Atlantic States reimburse Donegal Mutual for their personnel costs and bear their proportionate share of information services costs based on their percentage of the total written premiums of the Donegal Insurance Group. Charges for these services totalled $78,778,333, $64,711,860 and $63,982,793 for 2012, 2011 and 2010, respectively.

c. Lease Agreement

We lease office equipment and automobiles with terms ranging from 3 to 10 years to Donegal Mutual under a 10-year lease agreement dated January 1, 2011.

d. Legal Services

Donald H. Nikolaus, our President and one of our directors, is a partner in the law firm of Nikolaus & Hohenadel. Such firm has served as our general counsel since 1986, principally in connection with the defense of claims litigation arising in Lancaster, Dauphin and York counties of Pennsylvania. We pay such firm its customary fees for such services.

e. Union Community Bank

At December 31, 2012 and 2011, we had $18,806,576 and $10,907,454, respectively, in checking accounts with UCB, a wholly owned subsidiary of DFSC. We earned $1,591, $1,019 and $1,575 in interest on these accounts during 2012, 2011 and 2010, respectively.

4 - Business Combinations

On December 1, 2010, we acquired all of the outstanding stock of MICO. We accounted for this acquisition as a business combination.

We acquired MICO from West Bend and its other stockholders for a price equal to 122% of MICO's stockholders' equity at November 30, 2010, or approximately $42.3 million in cash. We paid $35.1 million to MICO's stockholders in December 2010 and recorded an additional amount payable at December 31, 2010 of $7.2 million, which we paid pursuant to the terms of our acquisition agreement in the first quarter of 2011. The acquisition of MICO enabled us to extend our insurance business to the state of Michigan. MICO writes various lines of property and casualty insurance and had direct written premiums of $105.4 million and $106.6 million and net premiums earned of $26.9 million and $27.0 million for the years ended December 31, 2010 and 2009, respectively. MICO's stockholders' equity and total assets at December 31, 2009 were $32.0 million and $224.5 million, respectively. We recorded goodwill of approximately $4.7 million and other intangible assets of approximately $958,000, none of which are deductible for federal income tax purposes. Pursuant to the terms of our acquisition agreement with West Bend, West Bend has guaranteed us against any deficiency in excess of $1.0 million in the loss and loss expenses of MICO at November 30, 2010. Conversely, we have agreed to return 50% of any redundancy in excess of $1.0 million. Any such deficiency or redundancy will be based on a final actuarial review of the development of such reserves to be conducted three years after November 30, 2010. Based upon a preliminary actuarial review at November 30, 2012, the redundancy in the reserves of MICO at November 30, 2010 was less than $1.0 million. Through December 1, 2010, MICO and West Bend were parties to quota-share reinsurance agreements whereby MICO ceded 75% (80% prior to 2008) of its business to West Bend. MICO and West Bend agreed to terminate the reinsurance agreement in effect at November 30, 2010 on a run-off basis. West Bend's obligations related to all past reinsurance agreements with MICO remain in effect for all policies effective prior to December 1, 2010. West Bend and MICO entered into a trust agreement on December 1, 2010. Under the terms of the trust agreement, for the sole benefit of MICO, West Bend placed into trust assets with a fair value equal to the amount of unearned premiums and unpaid losses and loss adjustment expenses, reduced by any net premium balances not yet paid by MICO, that West Bend had assumed pursuant to such reinsurance agreements at November 30, 2010. The amount of assets required to be held in trust is adjustable monthly based upon the remaining net obligations of West Bend. West Bend may terminate the trust agreement on the earlier of December 1, 2020 or the date when the obligations of West Bend are equal to or less than $5.0 million. At December 31, 2012, West Bend's net obligations under the reinsurance agreements were approximately $22.6 million, and the fair value of assets held in trust was approximately $26.3 million.

We recorded the MICO assets that we acquired and the MICO liabilities that we assumed at their estimated acquisition date fair value. The following table summarizes the estimated fair value of the net assets we acquired at the date of the MICO acquisition based on purchase price allocations:

(in thousands)	
Assets acquired:	
Investments	$ 68,693
Premiums receivable	27,803
Prepaid reinsurance premiums	25,054
Reinsurance receivable	83,818
Goodwill	4,703
Other intangible assets	958
Other	2,801
Total assets acquired	213,830
Liabilities assumed:	
Losses and loss expenses	104,815
Unearned premiums	33,688
Reinsurance balances payable	16,899
Accrued expenses	9,990
Other	6,142
Total liabilities assumed	171,534
Net assets acquired	$ 42,296

We recorded goodwill of $4.7 million in connection with the MICO acquisition. The goodwill consists largely of economies of scale we expect to realize from integrating the operations of MICO with the operations of the Donegal Insurance Group and benefits we expect to derive from MICO's relationships with its independent agents and policyholders. We have evaluated the goodwill for impairment during 2012. We will evaluate the goodwill for impairment annually or upon the occurrence of certain future events.

We operate MICO as a subsidiary and intend to continue to maintain its trade name for the foreseeable future. We have therefore established a trade name intangible asset in the amount of $958,000, which represents the estimated value of the future benefits we will derive from the continued use of the trade name. We will not amortize the trade name intangible asset because we have determined that the trade name intangible asset has an indefinite life. We have evaluated the trade name intangible asset for impairment during 2012. We will evaluate the trade name intangible asset for impairment annually or upon the occurrence of certain future events.

Our consolidated financial statements for the year ended December 31, 2010 included the operations of MICO from December 1, 2010, the date we acquired it. Effective on December 1, 2010, MICO entered into a 50% quota-share reinsurance agreement with third-party reinsurers and a 25% quota-share reinsurance agreement with Donegal Mutual to replace the 75% quota-share reinsurance agreement MICO maintained with West Bend through November 30, 2010. Our total revenues related to the operations of MICO and Atlantic States' allocation with respect to Donegal Mutual's quota-share reinsurance agreement for the period December 1, 2010 through December 31, 2010 were approximately $2.4 million. MICO's results of operations for the period December 1, 2010 through December 31, 2010 did not significantly impact our consolidated net income for 2010.

The following table presents our unaudited pro forma historical results for the years ended December 31, 2010 and 2009 as if we had acquired MICO at January 1, 2009 and MICO had entered into a 25% quota-share reinsurance agreement with Donegal Mutual on that date:

	Year Ended December 31,	
	2010	2009
	(in thousands, except per share data)	
Total revenues	$ 458,231	$ 423,184
Income before income tax benefit	13,619	15,232
Income tax benefit	(741)	(146)
Net income	14,360	15,378
Class A earnings per share - basic and diluted	0.58	0.62
Class B earnings per share - basic and diluted	0.52	0.55

Significant pro forma income statement adjustments for the year ended December 31, 2009 included a $3.8 million decrease in premiums earned related to the recognition of the pro forma fair value adjustment associated with the net unearned premium liability at January 1, 2009. We have prepared the unaudited pro forma results above for comparative purposes only. These unaudited pro forma results are not necessarily indicative of the results of operations that actually would have resulted had the acquisition occurred at January 1, 2009, nor are the pro forma results necessarily indicative of future operating results.

5 - Investments

The amortized cost and estimated fair values of fixed maturities and equity securities at December 31, 2012 and 2011 are as follows:

	2012			
Held to Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 1,000,000	$ 11,510	$ —	$ 1,011,510
Obligations of states and political subdivisions	40,909,132	1,609,211	—	42,518,343
Residential mortgage-backed securities	191,064	14,822	—	205,886
Totals	$ 42,100,196	$ 1,635,543	$ —	$ 43,735,739

	2012			
Available for Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 70,253,846	$ 1,101,208	$ 43,951	$ 71,311,103
Obligations of states and political subdivisions	385,371,983	32,221,045	606,065	416,986,963
Corporate securities	73,941,532	3,522,954	108,709	77,355,777
Residential mortgage-backed securities	125,606,445	3,315,976	66,443	128,855,978
Fixed maturities	655,173,806	40,161,183	825,168	694,509,821
Equity securities	8,663,183	200,823	106,748	8,757,258
Totals	$ 663,836,989	$ 40,362,006	$ 931,916	$ 703,267,079

Held to Maturity	2011 Amortized Cost	2011 Gross Unrealized Gains	2011 Gross Unrealized Losses	2011 Estimated Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 1,000,000	$ 53,990	$ —	$ 1,053,990
Obligations of states and political subdivisions	56,965,959	2,857,005	—	59,822,964
Corporate securities	249,850	2,756	—	252,606
Residential mortgage-backed securities	273,810	18,986	9	292,787
Totals	$ 58,489,619	$ 2,932,737	$ 9	$ 61,422,347

Available for Sale	2011 Amortized Cost	2011 Gross Unrealized Gains	2011 Gross Unrealized Losses	2011 Estimated Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 59,431,789	$ 1,545,768	$ —	$ 60,977,557
Obligations of states and political subdivisions	372,663,210	26,252,161	38,789	398,876,582
Corporate securities	62,836,703	1,805,109	528,163	64,113,649
Residential mortgage-backed securities	119,367,152	3,306,932	43,694	122,630,390
Fixed maturities	614,298,854	32,909,970	610,646	646,598,178
Equity securities	7,238,803	606,440	407,705	7,437,538
Totals	$ 621,537,657	$ 33,516,410	$ 1,018,351	$ 654,035,716

At December 31, 2012, our holdings of obligations of states and political subdivisions included general obligation bonds with an aggregate fair value of $358.5 million and an amortized cost of $332.4 million. Our holdings also included special revenue bonds with an aggregate fair value of $101.0 million and an amortized cost of $93.9 million. With respect to both categories, we held no securities of any issuer that comprised more than 10% of the category at December 31, 2012. Education bonds and water and sewer utility bonds represented 54% and 19%, respectively, of our total investments in special revenue bonds based on their carrying values at December 31, 2012. Many of the issuers of the special revenue bonds we held at December 31, 2012 have the authority to impose ad valorem taxes. In that respect, many of the special revenue bonds we held are similar to general obligation bonds.

At December 31, 2011, our holdings of obligations of states and political subdivisions included general obligation bonds with an aggregate fair value of $372.2 million and an amortized cost of $348.4 million. Our holdings also included special revenue bonds with an aggregate fair value of $86.5 million and an amortized cost of $81.0 million. With respect to both categories, we held no securities of any issuer that comprised more than 10% of the category at December 31, 2011. Education bonds and water and sewer utility bonds represented 59% and 17%, respectively, of our total investments in special revenue bonds based on their carrying values at December 31, 2011. Many of the issuers of the special revenue bonds we held at December 31, 2011 have the authority to impose ad valorem taxes. In that respect, many of the special revenue bonds we held are similar to general obligation bonds.

We set forth below the amortized cost and estimated fair value of fixed maturities at December 31, 2012 by contractual maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Held to maturity		
Due in one year or less	$ 1,000,000	$ 1,011,510
Due after one year through five years	31,815,724	32,965,749
Due after five years through ten years	9,093,408	9,552,594
Due after ten years	—	—
Residential mortgage-backed securities	191,064	205,886
Total held to maturity	$ 42,100,196	$ 43,735,739
Available for sale		
Due in one year or less	$ 8,942,472	$ 9,003,925
Due after one year through five years	62,233,761	64,199,249
Due after five years through ten years	181,558,392	192,859,072
Due after ten years	276,832,736	299,591,597
Residential mortgage-backed securities	125,606,445	128,855,978
Total available for sale	$ 655,173,806	$ 694,509,821

The amortized cost of fixed maturities on deposit with various regulatory authorities at December 31, 2012 and 2011 amounted to $10,565,116 and $10,629,319, respectively.

Investments in affiliates consisted of the following at December 31, 2012 and 2011:

	2012	2011
DFSC	$ 36,770,530	$ 31,857,246
Other	465,000	465,000
Total	$ 37,235,530	$ 32,322,246

We account for investments in our affiliates using the equity method of accounting. Under this method, we record our investment at cost, with adjustments for our share of our affiliates' earnings and losses as well as changes in our affiliates' equity due to unrealized gains and losses. Our investments in affiliates include our 48.2% ownership interest in DFSC. In May 2011, DFSC merged with UNNF, with DFSC as the surviving company in the merger. Under the merger agreement, Province Bank FSB, which DFSC owned, and Union National Community Bank, which UNNF owned, also merged and began doing business as UCB. Donegal Mutual contributed $22.1 million and we contributed $20.6 million to DFSC as additional capital to facilitate the mergers. We made an additional equity investment in DFSC in the amount of $100,000 during 2012.

We include our share of DFSC's net income in our results of operations. We have compiled the following summary financial information for DFSC at December 31, 2012 and 2011 from the financial statements of DFSC.

	December 31,	
Balance sheets:	2012	2011
Total assets	$ 509,670,100	$ 532,938,460
Total liabilities	$ 433,490,583	$ 466,940,425
Stockholders' equity	76,179,517	65,998,035
Total liabilities and stockholders' equity	$ 509,670,100	$ 532,938,460

Income statements:	Year Ended December 31, 2012	2011	2010
Net income (loss)	$ 9,401,001	$ 4,196,054	$ (556,528)

Other comprehensive income (loss) in our statements of comprehensive income includes net unrealized gains (losses) of $138,771, $479,401 and ($32,129) for 2012, 2011 and 2010, respectively, representing our share of DFSC's unrealized investment gains or losses.

Other investment in affiliates represents our investment in statutory trusts that hold our subordinated debentures that we discuss in Note 10 - Borrowings.

We derive net investment income, consisting primarily of interest and dividends, from the following sources:

	2012	2011	2010
Fixed maturities	$ 24,642,897	$ 25,044,316	$ 23,995,220
Equity securities	85,905	162,934	42,869
Short-term investments	34,482	57,296	91,665
Other	44,874	48,588	46,095
Investment income	24,808,158	25,313,134	24,175,849
Investment expenses	(4,639,239)	(4,454,955)	(4,226,135)
Net investment income	$ 20,168,919	$ 20,858,179	$ 19,949,714

We present below gross realized gains and losses from investments and the change in the difference between fair value and cost of investments:

	2012	2011	2010
Gross realized gains:			
Fixed maturities	$ 6,730,331	$ 4,959,707	$ 4,136,455
Equity securities	926,053	8,760,511	1,791,585
	7,656,384	13,720,218	5,928,040
Gross realized losses:			
Fixed maturities	42,135	163,316	533,918
Equity securities	754,810	1,275,635	998,402
	796,945	1,438,951	1,532,320
Net realized gains	$ 6,859,439	$ 12,281,267	$ 4,395,720
Change in difference between fair value and cost of investments:			
Fixed maturities	$ 5,739,506	$ 29,646,545	$(11,571,194)
Equity securities	(104,660)	(7,459,314)	1,547,487
Totals	$ 5,634,846	$ 22,187,231	$(10,023,707)

We held fixed maturities and equity securities with unrealized losses representing declines that we considered temporary at December 31, 2012 as follows:

	Less than 12 months		12 months or longer	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 12,308,333	$ 43,951	$ —	$ —
Obligations of states and political subdivisions	22,134,226	606,065	—	—
Corporate securities	12,271,750	79,136	2,958,520	29,573
Residential mortgage-backed securities	22,491,562	66,443	—	—
Equity securities	2,226,050	106,748	—	—
Totals	$ 71,431,921	$ 902,343	$ 2,958,520	$ 29,573

We held fixed maturities and equity securities with unrealized losses representing declines that we considered temporary at December 31, 2011 as follows:

	Less than 12 months		12 months or longer	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ —	$ —	$ —	$ —
Obligations of states and political subdivisions	1,638,135	17,390	540,062	21,400
Corporate securities	10,101,753	528,164	—	—
Residential mortgage-backed securities	7,411,682	43,692	626	9
Equity securities	4,083,863	407,705	—	—
Totals	$ 23,235,433	$ 996,951	$ 540,688	$ 21,409

We make estimates concerning the valuation of our investments and the recognition of other-than-temporary declines in the value of our investments. For equity securities, we write down the investment to its fair value, and we reflect the amount of the write-down as a realized loss in our results of operations when we consider the decline in value of an individual investment to be other than temporary. We individually monitor all investments for other-than-temporary declines in value. Generally, we assume there has been an other-than-temporary decline in value if an individual equity security has depreciated in value by more than 20% of original cost and has been in such an unrealized loss position for more than six months. We held seven equity securities that were in an unrealized loss position at December 31, 2012. Based upon our analysis of general market conditions and underlying factors impacting these equity securities, we considered these declines in value to be temporary. With respect to a debt security that is in an unrealized loss position, we first assess if we intend to sell the debt security. If we determine we intend to sell the debt security, we recognize the impairment loss in our results of operations. If we do not intend to sell the debt security, we determine whether it is more likely than not that we will be required to sell the debt security prior to recovery. If we determine it is more likely than not that we will be required to sell the debt security prior to recovery, we recognize an impairment loss in our results of operations. If we determine it is more likely than not that we will not be required to sell the debt security prior to recovery, we then evaluate whether a credit loss has occurred. We determine whether a credit loss has occurred by comparing the amortized cost of the debt security to the present value of the cash flows we expect to collect. If we expect a cash flow shortfall, we consider that a credit loss has occurred. If we determine that a credit loss has occurred, we consider the impairment to be other than temporary. We then recognize the amount of the impairment loss related to the credit loss in our results of operations, and we recognize the remaining portion of the impairment loss in our other comprehensive income, net of applicable taxes. In addition, we may write down securities in an unrealized loss position based on a number of other factors, including when the fair value of an investment is significantly below its cost, when the financial condition of the issuer of a security has deteriorated, the occurrence of industry, company or geographic events that have negatively impacted the value of a security and rating agency downgrades. We held 46 debt securities that were in an unrealized loss position at December 31, 2012. Based upon our analysis of general market conditions and underlying factors impacting these debt securities, we considered these declines in value to be temporary.

We did not recognize any impairment losses in 2012, 2011 or 2010. We had no sales or transfers from the held to maturity portfolio in 2012, 2011 or 2010. We have no derivative instruments or hedging activities.

6 - Fair Value Measurements

We account for financial assets using a framework that establishes a hierarchy that ranks the quality and reliability of inputs, or assumptions, used in the determination of fair value and we classify financial assets and liabilities carried at fair value in one of the following three categories:

Level 1 - quoted prices in active markets for identical assets and liabilities;

Level 2 - directly or indirectly observable inputs other than Level 1 quoted prices; and

Level 3 - unobservable inputs not corroborated by market data.

For investments that have quoted market prices in active markets, we use the quoted market price as fair value and include these investments in Level 1 of the fair value hierarchy. We classify publicly traded equity securities as Level 1. When quoted market prices in active markets are not available, we base fair values on quoted market prices of comparable instruments or price estimates we obtain from independent pricing services. We classify our fixed maturity investments as Level 2. Our fixed maturity investments consist of U.S. Treasury securities and obligations of U.S. government corporations and agencies, obligations of states and political subdivisions, corporate securities and residential mortgage-backed securities.

We present our investments in available-for-sale fixed maturity and equity securities at estimated fair value. The estimated fair value of a security may differ from the amount that could be realized if we sold the security in a forced transaction. In addition, the valuation of fixed maturity investments is more subjective when markets are less liquid, increasing the potential that the estimated fair value does not reflect the price at which an actual transaction would occur. We utilize nationally recognized independent pricing services to estimate fair values or obtain market quotations for substantially all of our fixed maturity and equity investments. We generally obtain one price per security. The pricing services utilize market quotations for fixed maturity and equity securities that have quoted prices in active markets. For fixed maturity securities that generally do not trade on a daily basis, the pricing services prepare estimates of fair value measurements based predominantly on observable market inputs. The pricing services do not use broker quotes in determining the fair values of our investments. Our investment personnel review the estimates of fair value the pricing services provide to determine if the estimates we obtain are representative of fair values based upon their general knowledge of the market, their research findings related to unusual fluctuations in value and their comparison of such values to execution prices for similar securities. Our investment personnel monitor the market and are familiar with current trading ranges for similar securities and pricing of specific investments. Our investment personnel review all pricing estimates that we receive from the pricing services against their expectations with respect to pricing based on fair market curves, security ratings, coupon rates, security type and recent trading activity. Our investment personnel review documentation with respect to the pricing services' pricing methodology that they obtain periodically to determine if the primary pricing sources, market inputs and pricing frequency for various security types are reasonable. At December 31, 2012 and 2011, we received one estimate per security from one of the pricing services, and we priced substantially all of our Level 1 and Level 2 investments using those prices. In our review of the estimates the pricing services provided at December 31, 2012 and 2011, we did not identify any discrepancies, and we did not make any adjustments to the estimates the pricing services provided.

We present our cash and short-term investments at estimated fair value. The carrying values in the balance sheet for premium receivables and reinsurance receivables and payables for premiums and paid losses and loss expenses approximate their fair values. The carrying amounts reported in the balance sheet for our subordinated debentures and borrowings under line of credit approximate their fair values. We classify these items as Level 3. We evaluate our assets and liabilities on a recurring basis to determine the appropriate level at which to classify them for each reporting period.

We evaluate our assets and liabilities on a regular basis to determine the appropriate level at which to classify them for each reporting period. Based on our review of the methodology and summary of inputs used by the pricing services, we have concluded that our Level 1 and Level 2 investments were classified properly at December 31, 2012 and 2011.

The following table presents our fair value measurements for our investments in available-for-sale fixed maturity and equity securities at December 31, 2012:

	Fair Value Measurements Using			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 71,311,103	$ —	$ 71,311,103	$ —
Obligations of states and political subdivisions	416,986,963	—	416,986,963	—
Corporate securities	77,355,777	—	77,355,777	—
Residential mortgage-backed securities	128,855,978	—	128,855,978	—
Equity securities	8,757,258	5,365,721	3,391,537	—
Totals	$ 703,267,079	$ 5,365,721	$ 697,901,358	$ —

The following table presents our fair value measurements for our investments in available-for-sale fixed maturity and equity securities at December 31, 2011:

	Fair Value Measurements Using			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 60,977,557	$ —	$ 60,977,557	$ —
Obligations of states and political subdivisions	398,876,582	—	398,876,582	—
Corporate securities	64,113,649	—	64,113,649	—
Residential mortgage-backed securities	122,630,390	—	122,630,390	—
Equity securities	7,437,538	6,178,136	1,259,402	—
Totals	$ 654,035,716	$ 6,178,136	$ 647,857,580	$ —

7 - Deferred Policy Acquisition Costs

Changes in our insurance subsidiaries' deferred policy acquisition costs are as follows:

	2012	2011	2010
Balance, January 1	$ 36,424,955	$ 34,445,579	$ 32,844,179
Acquisition costs deferred	78,010,742	70,550,376	67,955,400
Amortization charged to earnings	(74,314,000)	(68,571,000)	(66,354,000)
Balance, December 31	$ 40,121,697	$ 36,424,955	$ 34,445,579

8 - Property and Equipment

Property and equipment at December 31, 2012 and 2011 consisted of the following:

	2012	2011	Estimated Useful Life
Office equipment	$ 8,863,377	$ 8,347,493	5-15 years
Automobiles	2,010,762	2,111,218	3 years
Real estate	5,356,705	5,016,722	15-50 years
Software	2,717,206	2,316,617	5 years
	18,948,050	17,792,050	
Accumulated depreciation	(12,994,217)	(11,637,667)	
	$ 5,953,833	$ 6,154,383	

Depreciation expense for 2012, 2011 and 2010 amounted to $944,632, $1.0 million and $1.2 million, respectively.

9 - Liability for Losses and Loss Expenses

The establishment of an appropriate liability for losses and loss expenses is an inherently uncertain process, and we can provide no assurance that our insurance subsidiaries' ultimate liability will not exceed their loss and loss expense reserves and have an adverse effect on our results of operations and financial condition. Furthermore, we cannot predict the timing, frequency and extent of adjustments to our insurance subsidiaries' estimated future liabilities, because the historical conditions and events that serve as a basis for our insurance subsidiaries' estimates of ultimate claim costs may change. As is the case for substantially all property and casualty insurance companies, our insurance subsidiaries have found it necessary in the past to increase their estimated future liabilities for losses and loss expenses in certain periods, and, in other periods, their estimates have exceeded their actual liabilities. Changes in our insurance subsidiaries' estimate of their liability for losses and loss expenses generally reflect actual payments and their evaluation of information received since the prior reporting date.

We summarize activity in our insurance subsidiaries' liability for losses and loss expenses as follows:

	2012	2011	2010
Balance at January 1	$ 442,407,615	$ 383,318,672	$ 263,598,844
Less reinsurance recoverable	(199,392,836)	(165,422,373)	(83,336,726)
Net balance at January 1	243,014,779	217,896,299	180,262,118
Acquisition of MICO	—	—	26,960,063
Incurred related to:			
Current year	325,275,882	340,671,237	277,193,930
Prior years	7,595,702	(168,460)	(2,885,072)
Total incurred	332,871,584	340,502,777	274,308,858
Paid related to:			
Current year	205,876,331	219,183,102	179,069,304
Prior years	119,074,197	96,201,195	84,565,436
Total paid	324,950,528	315,384,297	263,634,740
Net balance at December 31	250,935,835	243,014,779	217,896,299
Plus reinsurance recoverable	207,891,560	199,392,836	165,422,373
Balance at December 31	$ 458,827,395	$ 442,407,615	$ 383,318,672

Our insurance subsidiaries recognized an increase (decrease) in their liability for losses and loss expenses of prior years of $7.6 million, ($168,460) and ($2.9) million in 2012, 2011 and 2010, respectively. Our insurance subsidiaries made no significant changes in their reserving philosophy, key reserving assumptions or claims management personnel, and have made no significant offsetting changes in estimates that increased or decreased their loss and loss expense reserves in these years. The 2012 development represented 3.1% of the December 31, 2011 net carried reserves and resulted primarily from higher-than-expected severity in the private passenger automobile liability and workers' compensation lines of business in accident years prior to 2012. The majority of the 2012 development related to increases in the liability for losses and loss expenses of prior years for Atlantic States and Southern. The 2011 development represented an immaterial percentage of the December 31, 2010 net carried reserves. The 2010 development represented 1.6% of the December 31, 2009 net carried reserves and resulted primarily from lower-than-expected severity in the private passenger automobile liability and homeowners lines of business in accident years prior to 2009.

10 - Borrowings

Lines of Credit

In June 2012, we renewed our existing credit agreement with Manufacturers and Traders Trust Company ("M&T") relating to a $60.0 million unsecured, revolving line of credit that expires in July 2015. We have the right to request a one-year extension of the credit agreement as of each anniversary date of the agreement. In December 2010 and March 2011, we borrowed $35.0 million and $3.5 million, respectively, in connection with our acquisition of MICO. In May 2011, we borrowed $19.0 million in connection with the merger of UNNF with and into DFSC. At December 31, 2012, we had $52.0 million in outstanding borrowings and had the ability to borrow an additional $8.0 million at an interest rate equal to M&T's current prime rate or the then current LIBOR rate plus 2.25%, depending on our leverage ratio. The interest rate on our outstanding borrowings is adjustable quarterly. At December 31, 2012 , the interest rate on our outstanding borrowings was 2.46%. We pay a fee of 0.2% per annum on the loan commitment amount regardless of usage. The credit agreement requires our compliance with certain covenants, which include minimum levels of our net worth, leverage ratio and statutory surplus and the A.M. Best ratings of our insurance subsidiaries. We complied with all requirements of the credit agreement during the year ended December 31, 2012.

MICO has an agreement with the Federal Home Loan Bank ("FHLB") of Indianapolis. Through its membership, MICO has the ability to issue debt to the FHLB of Indianapolis in exchange for cash advances. There were no outstanding borrowings at December 31, 2012 or 2011. The table below presents the amount of FHLB of Indianapolis stock MICO purchased, collateral pledged and assets related to MICO's agreement at December 31, 2012.

FHLB stock purchased and owned as part of the agreement	$	252,100
Collateral pledged, at par (carrying value $3,946,091)		4,450,000
Borrowing capacity currently available		3,493,664

Atlantic States has an agreement with the FHLB of Pittsburgh. Through its membership, Atlantic States has the ability to issue debt to the FHLB of Pittsburgh in exchange for cash advances. There were no outstanding borrowings at December 31, 2012 or 2011. The table below presents the amount of FHLB of Pittsburgh stock Atlantic States purchased, collateral pledged and assets related to Atlantic States' agreement at December 31, 2012.

FHLB stock purchased and owned as part of the agreement	$	256,400
Collateral pledged, at par		—
Borrowing capacity currently available		—

During 2013, Atlantic States issued secured debt in the principal amount of $15.0 million to the FHLB of Pittsburgh in exchange for cash advances in the amount of $15.0 million. Atlantic States then provided intercompany loans to us in the principal amount of $15.0 million to fund our prepayment of our subordinated debentures, as we discuss below.

Subordinated Debentures

On October 29, 2003, we received $10.0 million in net proceeds from the issuance of subordinated debentures. The debentures were scheduled to mature on October 29, 2033 and were callable at our option, at par. The debentures carried an interest rate equal to the three-month LIBOR rate plus 3.85%. At December 31, 2012, the interest rate on these debentures was 4.16%. At December 31, 2012 and 2011, our consolidated balance sheets included an investment in a statutory trust of $310,000 and subordinated debentures of $10.3 million related to this transaction. On January 28, 2013, we prepaid these subordinated debentures in full and liquidated our investment in the statutory trust.

On May 24, 2004, we received $5.0 million in net proceeds from the issuance of subordinated debentures. The debentures were scheduled to mature on May 24, 2034 and were callable at our option, at par. The debentures carried an interest rate equal to the three-month LIBOR rate plus 3.85%. At December 31, 2012, the interest rate on these debentures was 4.16%. At December 31, 2012 and 2011, our consolidated balance sheets included an investment in a statutory trust of $155,000 and subordinated debentures of $5.2 million related to this transaction. On February 25, 2013, we prepaid these subordinated debentures in full and liquidated our investment in the statutory trust.

In January 2002, West Bend purchased a surplus note from MICO for $5.0 million to increase MICO's statutory surplus. On December 1, 2010, Donegal Mutual purchased the surplus note from West Bend at face value. The surplus note carries an interest rate of 5.00%, and any repayment of principal or interest requires prior insurance regulatory approval. Upon receipt of regulatory approval, MICO paid $250,000 in interest to Donegal Mutual during each of 2012 and 2011.

11 - Reinsurance

Unaffiliated Reinsurers

Our insurance subsidiaries and Donegal Mutual purchase certain third-party reinsurance on a combined basis. Le Mars, MICO, Peninsula and Sheboygan also have separate third-party reinsurance programs that provide certain coverage that is commensurate with their relative size and exposures. Our insurance subsidiaries use several different reinsurers, all of which, consistent with the requirements of our insurance subsidiaries and Donegal Mutual, have an A.M. Best rating of A- (Excellent) or better, or, with respect to foreign reinsurers, have a financial condition that, in the opinion of our management, is equivalent to a company with at least an A- rating from A.M. Best. The external reinsurance our insurance subsidiaries and Donegal Mutual purchase includes "excess of loss reinsurance," under which their losses are automatically reinsured, through a series of contracts, over a set retention (generally $1.0 million for 2012 and $750,000 prior to 2012), and "catastrophic reinsurance," under which they recover, through a series of contracts, 90% to 100% of an accumulation of many losses resulting from a single event, including natural disasters, over a set retention (generally $5.0 million). For property insurance, our insurance subsidiaries had excess of loss treaties that provided for coverage up to $5.0 million per loss. For liability insurance, our insurance subsidiaries had excess of loss treaties that provided for coverage up to $40.0 million per occurrence. For workers' compensation insurance, our insurance subsidiaries had excess of loss treaties that provided for coverage up to $10.0 million on any one life. Our insurance subsidiaries and Donegal Mutual had property catastrophe coverage through a series of layered treaties up to aggregate losses of $135.0 million for any single event. As many as 20 reinsurers provided coverage on any one treaty with no reinsurer taking more than 36.0% of any one treaty. The amount of coverage provided under each of these types of reinsurance depends upon the amount, nature, size and location of the risks being reinsured. Donegal Mutual and our insurance subsidiaries also purchased facultative reinsurance to cover exposures from losses that exceeded the limits provided by the treaty reinsurance Donegal Mutual and our insurance subsidiaries purchased. In order to write automobile insurance in the State of Michigan, MICO is required to be a member of the Michigan Catastrophic Claims Association ("MCCA"). The MCCA provides reinsurance to MICO for personal automobile and commercial automobile personal injury claims in the State of Michigan over a set retention.

Through December 1, 2010, MICO and West Bend were parties to quota-share reinsurance agreements whereby MICO ceded 75% of its business to West Bend. MICO and West Bend agreed to terminate the reinsurance agreement in effect at November 30, 2010 on a run-off basis. West Bend's obligations related to all past reinsurance agreements with MICO remain in effect for all policies effective prior to December 1, 2010 as we discuss in Note 4-Business Combinations.

MICO maintains a quota-share reinsurance agreement with third-party reinsurers to reduce its net exposures. Effective from December 1, 2010 to December 31, 2011, the quota-share reinsurance percentage was 50%. Effective January 1, 2012, MICO reduced the quota-share reinsurance percentage from 50% to 40%. Effective January 1, 2013, MICO reduced the quota-share reinsurance percentage from 40% to 30%.

The following amounts represent ceded reinsurance transactions with unaffiliated reinsurers during 2012, 2011 and 2010:

	2012	2011	2010
Premiums written	$ 76,736,510	$ 80,265,127	$ 24,357,938
Premiums earned	79,680,782	88,297,408	26,551,687
Losses and loss expenses	56,179,284	82,836,893	19,764,441
Prepaid reinsurance premiums	25,126,276	28,054,302	26,991,912
Liability for losses and loss expenses	103,775,940	106,231,527	92,945,915

Total Reinsurance

The following amounts represent our total ceded reinsurance transactions with both affiliated and unaffiliated reinsurers during 2012, 2011 and 2010:

	2012	2011	2010
Premiums earned	$ 258,064,301	$ 242,186,814	$ 144,554,336
Losses and loss expenses	181,995,838	216,776,966	111,080,953
Prepaid reinsurance premiums	111,156,162	106,450,018	89,365,771
Liability for losses and loss expenses	207,891,560	199,392,836	165,442,373

The following amounts represent the effect of reinsurance on premiums written for 2012, 2011 and 2010:

	2012	2011	2010
Direct	$ 419,811,847	$ 397,810,566	$ 279,627,255
Assumed	339,389,274	306,416,861	262,574,572
Ceded	(262,754,201)	(250,176,390)	(150,679,539)
Net premiums written	$ 496,446,920	$ 454,051,037	$ 391,522,288

The following amounts represent the effect of reinsurance on premiums earned for 2012, 2011 and 2010:

	2012	2011	2010
Direct	$ 408,846,530	$ 385,737,801	$ 269,394,549
Assumed	324,219,993	287,919,197	253,189,916
Ceded	(258,064,301)	(242,186,814)	(144,554,336)
Net premiums earned	$ 475,002,222	$ 431,470,184	$ 378,030,129

12 - Income Taxes

Our provision for income tax consists of the following:

	2012	2011	2010
Current	$ 3,614,390	$ (1,269,775)	$ 757,400
Deferred	1,151,250	(5,922,491)	(2,380,430)
Federal tax (benefit) provision	$ 4,765,640	$ (7,192,266)	$ (1,623,030)

Our effective tax rate is different from the amount computed at the statutory federal rate of 35% for 2012, 2011 and 2010. The reasons for such difference and the related tax effects are as follows:

	2012	2011	2010
Income (loss) before income taxes	$ 27,858,260	$ (6,739,313)	$ 9,844,149
Computed "expected" taxes (benefit)	9,750,391	(2,358,760)	3,445,452
Tax-exempt interest	(5,824,281)	(6,038,463)	(6,183,795)
Proration	869,551	905,326	923,071
Other, net	(30,021)	299,631	192,242
Federal income tax (benefit) provision	$ 4,765,640	$ (7,192,266)	$ (1,623,030)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2012 and 2011 are as follows:

	2012	2011
Deferred tax assets:		
Unearned premium	$ 17,613,415	$ 16,113,291
Loss reserves	7,275,091	7,339,644
Net operating loss carryforward	1,942,128	4,473,462
Net operating loss carryforward - Le Mars	1,797,194	2,191,532
Alternative minimum tax credit carryforward	7,964,853	4,294,879
Other	1,413,285	634,885
Total gross deferred assets	38,005,966	35,047,693
Less valuation allowance	(440,778)	(440,778)
Net deferred tax assets	37,565,188	34,606,915
Deferred tax liabilities:		
Deferred policy acquisition costs	14,042,594	12,750,631
Net unrealized gains	14,212,465	11,711,531
Other	3,042,593	225,033
Total gross deferred tax liabilities	31,297,652	24,687,195
Net deferred tax asset	$ 6,267,536	$ 9,919,720

We provide a valuation allowance when we believe it is more likely than not that we will not realize some portion of the tax asset. At December 31, 2012 and 2011, we established a valuation allowance of $440,778, related to a portion of the net operating loss carryforward of Le Mars that we acquired on January 1, 2004. We determined that we were not required to establish a valuation allowance for the other net deferred tax assets of $37.6 million and $34.6 million at December 31, 2012 and 2011, respectively, since it is more likely than not that we will realize these deferred tax assets through reversals of existing temporary differences, future taxable income, carrybacks to taxable income in prior years and the implementation of tax-planning strategies.

Tax years 2009 through 2012 remained open for examination at December 31, 2012. At December 31, 2012, we had a net operating loss carryforward of $5.5 million, which is available to offset our future taxable income. This amount will expire in 2031 if not utilized. The net operating loss carryforward of $5.1 million from Le Mars will begin to expire in 2020 if not utilized and is subject to an annual limitation of approximately $376,000. We also had an alternative minimum tax credit carryforward of $8.0 million with an indefinite life.

13 - Stockholders' Equity

On April 19, 2001, our stockholders approved an amendment to our certificate of incorporation. Among other things, the amendment reclassified our common stock as Class B common stock and effected a one-for-three reverse split of our Class B common stock effective April 19, 2001. The amendment also authorized a new class of common stock with one-tenth of a vote per share designated as Class A common stock. Our board of directors also declared a dividend of two shares of Class A common stock for each share of Class B common stock, after the one-for-three reverse split, held of record at the close of business April 19, 2001.

Each share of Class A common stock outstanding at the time of the declaration of any dividend or other distribution payable in cash upon the shares of Class B common stock is entitled to a dividend or distribution payable at the same time and to stockholders of record on the same date in an amount at least 10% greater than any dividend declared upon each share of Class B common stock. In the event of our merger or consolidation with or into another entity, the holders of Class A common stock and the holders of Class B common stock are entitled to receive the same per share consideration in such merger or consolidation. In the event of our liquidation, dissolution or winding-up, any assets available to common stockholders will be distributed pro-rata to the holders of Class A common stock and Class B common stock after payment of all of our obligations.

In February 2009, our board of directors authorized a share repurchase program, pursuant to which we may purchase up to 300,000 shares of our Class A common stock at market prices prevailing from time to time in the open market subject to the provisions of Securities and Exchange Commission ("SEC") Rule 10b-18 and in privately negotiated transactions. We purchased 135,064 and 119,257 shares of our Class A common stock under this program during 2012 and 2011, respectively. At December 31, 2012, we had the authority remaining to purchase 28,308 shares under this program.

At December 31, 2012, our treasury stock consisted of 916,622 and 72,465 shares of Class A common stock and Class B common stock, respectively. At December 31, 2011, our treasury stock consisted of 781,558 and 72,465 shares of Class A common stock and Class B common stock, respectively.

14 - Stock Compensation Plans

Equity Incentive Plans

During 1996, we adopted an Equity Incentive Plan for Employees. During 2001, we adopted a nearly identical plan that made a total of 2,666,667 shares of Class A common stock available for issuance to employees of our subsidiaries and affiliates. During 2005, we amended the plan to make a total of 4,000,000 shares of Class A common stock available for issuance. During 2007, we adopted a nearly identical plan that made a total of 3,500,000 shares of Class A common stock available for issuance to employees of our subsidiaries and affiliates. During 2011, we adopted a nearly identical plan that made a total of 3,500,000 shares of Class A common stock available for issuance to employees of our subsidiaries and affiliates. Each plan provides for the granting of awards by our board of directors in the form of stock options, stock appreciation rights, restricted stock or any combination of the above. The plans provide that stock options may become exercisable up to ten years from date of grant, with an option price not less than fair market value on date of grant. We have not granted any stock appreciation rights.

During 1996, we adopted an Equity Incentive Plan for Directors. During 2001, we adopted a nearly identical plan that made 355,556 shares of Class A common stock available for issuance to our directors and those of our subsidiaries and affiliates. During 2007, we adopted a nearly identical plan that made 400,000 shares of Class A common stock available for issuance to our directors and the directors of our subsidiaries and affiliates. During 2011, we adopted a nearly identical plan that made 400,000 shares of Class A common stock available for issuance to our directors and the directors of our subsidiaries and affiliates.We may make awards in the form of stock options. The plan also provides for the issuance of 400 shares of restricted stock on the first business day of January in each year to each of our directors and each director of Donegal Mutual who does not serve as one of our directors. We issued 6,800, 5,598 and 5,598 shares of restricted stock on January 2, 2012, 2011 and 2010, respectively.

We measure all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and record such expense in our results of operations. In determining the expense we record for stock options granted to directors and employees of our subsidiaries and affiliates other than Donegal Mutual, we estimate the fair value of each option award on the date of grant using the Black-Scholes option pricing model. The significant assumptions we utilize in applying the Black-Scholes option pricing model are the risk-free interest rate, expected term, dividend yield and expected volatility. The risk-free interest rate is the implied yield currently available on U.S. Treasury zero coupon issues with a remaining term equal to the expected term used as the assumption in the model. We base the expected term of an option award on our historical experience for similar awards. We determine the dividend yield by dividing the per share dividend by the grant date stock price. We base the expected volatility on the volatility of our stock price over a historical period comparable to the expected term.

The weighted-average grant date fair value of options granted during 2012 was $2.85. We calculated this fair value based upon a risk-free interest rate of .43%, expected life of five years, expected volatility of 33% and expected dividend yield of 3%.

The weighted-average grant date fair value of options granted during 2011 was $1.90. We calculated this fair value based upon a risk-free interest rate of .75%, expected life of five years, expected volatility of 31% and expected dividend yield of 4%.

The weighted-average grant date fair value of options granted during 2010 was $1.26. We calculated this fair value based upon a risk-free interest rate of 1.04%, expected life of three years, expected volatility of 29% and expected dividend yield of 4%.

We charged compensation expense for our stock compensation plans against income before income taxes of $420,735, $283,811 and $46,733 for the years ended December 31, 2012, 2011 and 2010, respectively, with a corresponding income tax benefit of $143,050, $96,496 and $15,889. At December 31, 2012 and 2011, our total unrecognized compensation cost related to non-vested share-based compensation granted under our stock compensation plans was $1.2 million and $929,679, respectively. We expect to recognize this cost over a weighted average period of 8.9 years.

We account for share-based compensation to employees and directors of Donegal Mutual as share-based compensation to employees of a controlling entity. As such, we measure the fair value of an award at the grant date and recognize the fair value as a dividend to the controlling entity. These provisions apply to options granted to the employees and directors of Donegal Mutual, the employer of record for the employees that provide services to us. We recorded implied dividends of $2.5 million, $2.3 million and $1.3 million for the years ended December 31, 2012, 2011 and 2010, respectively.

During 2012, we received cash from option exercises under all stock compensation plans of $1.1 million. We realized actual tax benefits for the tax deductions from option exercises of share-based compensation of $52,422 for 2012. We did not receive any cash from option exercises in 2011 or 2010. No further shares are available for plans in effect prior to 2011.

Information regarding activity in our stock option plans follows:

	Number of Options	Weighted-Average Exercise Price Per Share
Outstanding at December 31, 2009	3,290,099	$ 17.98
Granted - 2010	1,787,500	14.00
Forfeited - 2010	(15,500)	15.69
Expired - 2010	(1,063,432)	15.76
Outstanding at December 31, 2010	3,998,667	16.80
Granted - 2011	2,321,000	12.52
Forfeited - 2011	(52,000)	15.63
Expired - 2011	(958,667)	21.00
Outstanding at December 31, 2011	5,309,000	14.18
Granted - 2012	1,593,600	14.50
Exercised - 2012	(82,102)	13.01
Forfeited - 2012	(109,673)	13.84
Expired - 2012	(10,000)	21.00
Outstanding at December 31, 2012	6,700,825	$ 14.27
Exercisable at:		
December 31, 2010	1,805,751	$ 18.13
December 31, 2011	1,821,333	$ 16.42
December 31, 2012	3,072,970	$ 15.03

Shares available for future option grants at December 31, 2012 totaled 40,936 shares under all plans.

The following table summarizes information about fixed stock options at December 31, 2012:

Exercise Price	Number of Options Outstanding	Weighted-Average Remaining Contractual Life	Number of Options Exercisable
$12.50	2,184,542	9.0 years	728,181
14.00	1,710,683	3.0 years	1,133,789
14.50	1,593,600	10.0 years	—
15.00	3,000	3.0 years	2,000
17.50	1,198,500	0.5 years	1,198,500
18.70	3,000	0.5 years	3,000
21.00	7,500	0.5 years	7,500
Total	6,700,825		3,072,970

Employee Stock Purchase Plans

During 1996, we adopted an Employee Stock Purchase Plan. During 2001, we adopted a nearly identical plan that made 533,333 shares of Class A common stock available for issuance. During 2011, we adopted another nearly identical plan that made 300,000 shares of Class A common stock available for issuance.

The 2011 plan extends over a 10-year period and provides for shares to be offered to all eligible employees at a purchase price equal to the lesser of 85% of the fair market value of our Class A common stock on the last day before the first day of each enrollment period (June 1 and December 1 of each year) under the plan or 85% of the fair market value of our common stock on the last day of each subscription period (June 30 and December 31 of each year).

A summary of plan activity follows:

	Shares Issued	
	Price	Shares
January 1, 2010	$ 12.85	11,717
July 1, 2010	10.45	12,403
January 1, 2011	11.02	13,243
July 1, 2011	10.88	11,371
January 1, 2012	11.91	10,523
July 1, 2012	11.29	19,031

On January 1, 2013, we issued an additional 16,485 shares at a price of $11.93 per share under this plan.

Agency Stock Purchase Plans

During 1996, we adopted an Agency Stock Purchase Plan. During 2001, we adopted a nearly identical plan that made 533,333 shares of Class A common stock available for issuance. During 2011, we adopted another nearly identical plan that made 300,000 shares of Class A common stock available for issuance. The plan provides for agents of our insurance subsidiaries and Donegal Mutual to invest up to $12,000 per subscription period (April 1 to September 30 and October 1 to March 31 of each year) under various methods. We issue stock at the end of each subscription period at a price equal to 90% of the average market price during the last ten trading days of each subscription period. During 2012, 2011 and 2010, we issued 70,366, 66,260 and 56,879 shares, respectively, under this plan. Expense recognized under the plan was not material.

15 - Statutory Net Income, Capital and Surplus and Dividend Restrictions

The following table presents selected information, as filed with insurance regulatory authorities, for our insurance subsidiaries as determined in accordance with accounting practices prescribed or permitted by such insurance regulatory authorities:

	2012	2011	2010
Atlantic States:			
Statutory capital and surplus	$ 180,465,658	$ 173,505,872	$ 191,775,057
Statutory unassigned surplus	124,924,794	113,497,280	131,817,978
Statutory net income (loss)	12,507,540	(7,729,040)	11,002,447
Southern:			
Statutory capital and surplus	58,841,059	60,876,093	63,609,630
Statutory unassigned surplus	7,843,473	9,364,037	12,612,044
Statutory net (loss) income	(1,539,943)	1,795,195	(2,083,206)
Le Mars:			
Statutory capital and surplus	26,803,140	24,720,327	25,539,580
Statutory unassigned surplus	14,210,400	11,373,158	12,485,531
Statutory net income (loss)	2,423,225	(1,661,327)	(3,166,242)
Peninsula:			
Statutory capital and surplus	42,471,092	40,744,215	41,932,367
Statutory unassigned surplus	24,671,678	22,601,043	23,580,784
Statutory net income	1,478,823	1,210,247	2,336,947
Sheboygan:			
Statutory capital and surplus	10,944,235	10,800,499	11,671,405
Statutory unassigned (deficit) surplus	(1,087,936)	(1,437,493)	(479,140)
Statutory net loss	(33,316)	(1,237,478)	(286,613)
MICO:			
Statutory capital and surplus	42,443,200	39,264,423	37,343,663
Statutory unassigned surplus	16,440,388	12,689,880	10,240,870
Statutory net income	2,698,257	2,889,619	3,026,178

Our principal source of cash for payment of dividends is dividends from our insurance subsidiaries. State insurance laws require our insurance subsidiaries to maintain certain minimum capital and surplus amounts on a statutory basis. Our insurance subsidiaries are subject to regulations that restrict the payment of dividends from statutory surplus and may require prior approval of their domiciliary insurance regulatory authorities. Our insurance subsidiaries are also subject to risk based capital ("RBC") requirements that may further impact their ability to pay dividends. Our insurance subsidiaries' statutory capital and surplus at December 31, 2012 exceeded the amount of statutory capital and surplus necessary to satisfy regulatory requirements, including the RBC requirements, by a significant margin. Amounts available for distribution to us as dividends from our insurance subsidiaries without prior approval of insurance regulatory authorities in 2013 are $18.0 million from Atlantic States, $0 from Southern, $2.7 million from Le Mars, $4.3 million from Peninsula, $0 from Sheboygan and $4.2 million from MICO, or a total of approximately $29.2 million.

16 - Reconciliation of Statutory Filings to Amounts Reported Herein

Our insurance subsidiaries must file financial statements with state insurance regulatory authorities using accounting principles and practices prescribed or permitted by those authorities. We refer to these accounting principles and practices as statutory accounting principles ("SAP"). Accounting principles used to prepare these SAP financial statements differ from those used to prepare financial statements on the basis of generally accepted accounting principles ("GAAP").

Reconciliations of statutory net income and capital and surplus, as determined using SAP, to the amounts included in the accompanying GAAP financial statements are as follows:

	Year Ended December 31,		
	2012	2011	2010
Statutory net income (loss) of insurance subsidiaries	$ 17,534,586	$ (4,732,784)	$ 9,163,680
Increases (decreases):			
Deferred policy acquisition costs	3,696,742	1,979,376	1,601,400
Deferred federal income taxes	(1,151,250)	5,922,490	2,380,430
Salvage and subrogation recoverable	772,600	1,273,000	748,000
Amortization of MICO fair value adjustments	(5,416)	(3,275,777)	(597,643)
Consolidating eliminations and adjustments	(5,421,779)	(15,080,164)	(12,178,977)
Parent-only net income	7,667,137	14,366,812	10,350,289
Net income as reported herein	$ 23,092,620	$ 452,953	$ 11,467,179

	Year Ended December 31,		
	2012	2011	2010
Statutory capital and surplus of insurance subsidiaries	$ 361,968,384	$ 349,911,429	$ 371,871,702
Increases (decreases):			
Deferred policy acquisition costs	40,121,697	36,424,955	34,445,579
Deferred federal income taxes	(25,682,004)	(21,007,223)	(14,834,855)
Salvage and subrogation recoverable	12,000,600	11,228,000	9,955,000
Non-admitted assets and other adjustments, net	2,005,603	1,478,988	4,889,231
Fixed maturities	39,607,340	33,165,065	4,430,879
Parent-only equity and other adjustments	(29,987,526)	(27,749,622)	(30,654,726)
Stockholders' equity as reported herein	$ 400,034,094	$ 383,451,592	$ 380,102,810

17 - Supplementary Cash Flow Information

The following table reflects net income taxes and interest paid during 2012, 2011 and 2010:

	2012	2011	2010
Income taxes	$ 1,626,965	$ 324,291	$ 1,100,000
Interest	2,128,693	1,793,366	705,210

18 - Earnings Per Share

We have two classes of common stock, which we refer to as Class A common stock and Class B common stock. Our Class A common stock is entitled to be paid cash dividends that are at least 10% higher than the cash we pay on our Class B common stock. Accordingly, we use the two-class method for the computation of earnings per common share. The two-class method is an earnings allocation formula that determines earnings per share separately for each class of common stock based on dividends declared and an allocation of remaining undistributed earnings using a participation percentage reflecting the dividend rights of each class.

We present below a reconciliation of the numerators and denominators we used in the basic and diluted per share computations for our Class A common stock:

	Year Ended December 31,		
(dollars in thousands, except per share data)	2012	2011	2010
Basic earnings per share:			
Numerator:			
Allocation of net income	$ 18,455	$ 390	$ 9,183
Denominator:			
Weighted-average shares outstanding	20,031,455	19,997,146	19,961,274
Basic earnings per share	$ 0.92	$ 0.02	$ 0.46
Diluted earnings per share:			
Numerator:			
Allocation of net income	$ 18,455	$ 390	$ 9,183
Denominator:			
Number of shares used in basic computation	20,031,455	19,997,146	19,961,274
Weighted-average effect of dilutive securities			
Add: Director and employee stock options	274,103	36,499	17,794
Number of shares used in per share computations	20,305,558	20,033,645	19,979,068
Diluted earnings per share	$ 0.91	$ 0.02	$ 0.46

We used the following information in the basic and diluted per share computations for our Class B common stock:

	Year Ended December 31,		
(dollars in thousands, except per share data)	2012	2011	2010
Basic and diluted earnings per share:			
Numerator:			
Allocation of net income	$ 4,638	$ 63	$ 2,284
Denominator:			
Weighted-average shares outstanding	5,576,775	5,576,775	5,576,775
Basic and diluted earnings per share	$ 0.83	$ 0.01	$ 0.41

During 2012, 2011 and 2010, we did not include certain options to purchase shares of our Class A common stock in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of our Class A common stock. The following table reflects such options that remained outstanding at December 31, 2012, 2011 and 2010:

	2012	2011	2010
Options excluded from diluted earnings per share	1,209,000	1,238,000	2,219,167

19 - Condensed Financial Information of Parent Company

Condensed Balance Sheets
(in thousands)

December 31,	2012	2011
Assets		
Investment in subsidiaries/affiliates (equity method)	$ 470,565	$ 445,795
Short-term investments	326	9,258
Cash	805	684
Property and equipment	883	1,224
Other	304	381
Total assets	$ 472,883	$ 457,342
Liabilities and Stockholders' Equity		
Liabilities		
Cash dividends declared to stockholders	$ 3,067	$ 2,996
Borrowings under line of credit	52,000	54,500
Subordinated debentures	15,465	15,465
Other	2,316	930
Total liabilities	72,848	73,891
Stockholders' equity	400,035	383,451
Total liabilities and stockholders' equity	$ 472,883	$ 457,342

Condensed Statements of Income and Comprehensive Income
(in thousands)

Year Ended December 31,	2012	2011	2010
Statements of Income			
Revenues			
Dividends from subsidiaries	$ 7,000	$ 16,000	$ 12,000
Other	5,487	2,995	701
Total revenues	12,487	18,995	12,701
Expenses			
Operating expenses	2,323	2,392	2,060
Interest	2,118	1,864	778
Total expenses	4,441	4,256	2,838
Income before income tax expense (benefit) and equity in undistributed net income (loss) of subsidiaries	8,046	14,739	9,863
Income tax expense (benefit)	378	372	(487)
Income before equity in undistributed net income (loss) of subsidiaries	7,668	14,367	10,350
Equity in undistributed net income (loss) of subsidiaries	15,425	(13,914)	1,117
Net income	$ 23,093	$ 453	$ 11,467
Statements of Comprehensive Income			
Net income	$ 23,093	$ 453	$ 11,467
Other comprehensive income (loss), net of tax			
Unrealized gain (loss) - subsidiaries	4,644	14,972	(6,446)
Other comprehensive income (loss), net of tax	4,644	14,972	(6,446)
Comprehensive income	$ 27,737	$ 15,425	$ 5,021

Condensed Statements of Cash Flows
(in thousands)

Year Ended December 31,	2012	2011	2010
Cash flows from operating activities:			
Net income	$ 23,093	$ 453	$ 11,467
Adjustments:			
Equity in undistributed net (income) loss of subsidiaries	(15,425)	13,914	(1,117)
Other	(2,624)	(396)	547
Net adjustments	(18,049)	13,518	(570)
Net cash provided	5,044	13,971	10,897
Cash flows from investing activities:			
Net sale (purchase) of short-term investments	8,932	6,437	(249)
Net purchase of property and equipment	(147)	(380)	(492)
Investment in subsidiaries	(100)	(27,777)	(35,088)
Other	44	43	20
Net cash used	8,729	(21,677)	(35,809)
Cash flows from financing activities:			
Cash dividends paid	(12,208)	(11,874)	(11,405)
Issuance of common stock	2,983	1,461	1,199
Payments on line of credit	(6,000)	(3,000)	—
Borrowings under line of credit	3,500	22,500	35,000
Repurchase of treasury stock	(1,927)	(1,538)	(146)
Net cash provided (used)	(13,652)	7,549	24,648
Net change in cash	121	(157)	(264)
Cash at beginning of year	684	841	1,105
Cash at end of year	$ 805	$ 684	$ 841

20 - Segment Information

We have four reportable segments, which consist of our investment function, our personal lines of insurance, our commercial lines of insurance and our investment in DFSC. Using independent agents, our insurance subsidiaries market personal lines of insurance to individuals and commercial lines of insurance to small and medium-sized businesses.

We evaluate the performance of the personal lines and commercial lines primarily based upon our insurance subsidiaries' underwriting results as determined under SAP for our total business.

We do not allocate assets to the personal and commercial lines and review the two segments in total for purposes of decision-making. We operate only in the United States and no single customer or agent provides 10 percent or more of our revenues.

Financial data by segment is as follows:

	2012	2011	2010
		(in thousands)	
Revenues:			
Premiums earned:			
Commercial lines	$ 174,735	$ 152,247	$ 117,755
Personal lines	300,272	282,498	260,900
SAP premiums earned	475,007	434,745	378,655
GAAP adjustments	(5)	(3,275)	(625)
GAAP premiums earned	475,002	431,470	378,030
Net investment income	20,169	20,858	19,950
Realized investment gains	6,859	12,281	4,396
Equity in earnings (loss) of DFSC	4,533	2,023	(269)
Other	8,420	8,386	6,442
Total revenues	$ 514,983	$ 475,018	$ 408,549

	2012	2011	2010
		(in thousands)	
Income before income taxes:			
Underwriting income (loss):			
Commercial lines	$ 5,251	$ (6,560)	$ 2,252
Personal lines	(18,236)	(40,739)	(22,526)
SAP underwriting loss	(12,985)	(47,299)	(20,274)
GAAP adjustments	5,545	1,532	2,458
GAAP underwriting loss	(7,440)	(45,767)	(17,816)
Net investment income	20,169	20,858	19,950
Realized investment gains	6,859	12,281	4,396
Equity in earnings (loss) of DFSC	4,533	2,023	(269)
Other	3,737	3,866	3,583
Income (loss) before income taxes	$ 27,858	$ (6,739)	$ 9,844

21 - Guaranty Fund and Other Insurance-Related Assessments

Our insurance subsidiaries' liabilities for guaranty fund and other insurance-related assessments were $1,403,829 and $1,812,078 at December 31, 2012 and 2011, respectively. These liabilities included $433,994 and $548,644 related to surcharges collected by our insurance subsidiaries on behalf of regulatory authorities for 2012 and 2011, respectively.

22 - Interim Financial Data (unaudited)

	2012			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net premiums earned	$ 114,691,791	$ 117,569,122	$ 120,916,960	$ 121,824,349
Total revenues	125,348,162	127,299,190	130,431,531	131,903,702
Net losses and loss expenses	76,609,219	86,385,353	82,105,094	87,771,918
Net income	8,010,147	2,023,067	6,839,384	6,220,022
Net earnings per common share:				
Class A common stock - basic	0.32	0.08	0.27	0.25
Class A common stock - diluted	0.31	0.08	0.27	0.25
Class B common stock - basic and diluted	0.29	0.07	0.25	0.22

	2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net premiums earned	$ 103,795,279	$ 104,991,401	$ 108,506,809	$ 114,176,695
Total revenues	111,583,442	117,054,498	119,164,471	127,215,208
Net losses and loss expenses	73,079,565	84,195,796	89,411,543	93,815,873
Net income (loss)	2,205,936	(1,693,989)	819,926	(878,920)
Net earnings (loss) per common share:				
Class A common stock - basic and diluted	0.09	(0.07)	0.03	(0.03)
Class B common stock - basic and diluted	0.08	(0.06)	0.03	(0.03)

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Donegal Group Inc.

We have audited the accompanying consolidated balance sheets of Donegal Group Inc. and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Donegal Financial Services Corporation (a 48.2 percent owned investee company). The Company's investment in Donegal Financial Services Corporation at December 31, 2012, was $36,770,530, and its equity in earnings of Donegal Financial Services Corporation was $4,533,257 for the year then ended. The financial statements of Donegal Financial Services Corporation were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Donegal Financial Services Corporation, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Donegal Group Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Oversight Board (United States), Donegal Group Inc.'s internal control over financial reporting as of December 31, 2012 based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 12, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Philadelphia, Pennsylvania
March 12, 2013

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) at December 31, 2012 covered by this Form 10-K Report. Based on such evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, at December 31, 2012, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information we are required to disclose in the reports that we file or submit under the Exchange Act and our disclosure controls and procedures are also effective to ensure that information we disclose in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as that term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, our management has conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework"). Based on our evaluation under the COSO Framework, our management has concluded that our internal control over financial reporting was effective at December 31, 2012.

The effectiveness of our internal control over financial reporting at December 31, 2012 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in this Form 10-K Annual Report.

Changes in Internal Control over Financial Reporting

We did not make any changes to our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of 2012 that have materially affected, or are reasonably likely to affect materially, our internal control over financial reporting.

Item 9B. Other Information.

None.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Donegal Group Inc.

We have audited Donegal Group Inc.'s (the Company) internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Donegal Group Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Donegal Group Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Donegal Group Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated March 12, 2013 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Philadelphia, Pennsylvania
March 12, 2013

PART III

Item 10. Directors, Executive Officers and Corporate Governance of the Registrant.

We incorporate the response to this Item 10 by reference to our proxy statement we will file with the SEC on or about March 18, 2013 relating to our annual meeting of stockholders that we will hold on April 18, 2013, or our Proxy Statement. We respond to this Item with respect to our executive officers by reference to Part I of this Form 10-K Report.

We incorporate the full text of our Code of Business Conduct and Ethics by reference to Exhibit 14 to this Form 10-K Report.

Item 11. Executive Compensation.

We incorporate the response to this Item 11 by reference to our Proxy Statement. Neither the Report of our Compensation Committee nor the Report of our Audit Committee included in our Proxy Statement shall constitute or be deemed to constitute a filing with the SEC under the Securities Act or the Exchange Act or be deemed to have been incorporated by reference into any filing we make under the Securities Act or the Exchange Act, except to the extent we specifically incorporate the Report of Our Compensation Committee or the Report of Our Audit Company by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

We incorporate the response to this Item 12 by reference to our Proxy Statement.

Item 13. Certain Relationships and Related Transactions and Director Independence.

We incorporate the response to this Item 13 by reference to our Proxy Statement.

Item 14. Principal Accountant Fees and Services.

We incorporate the response to this Item 14 by reference to our Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedule.

(a) Financial statements, financial statement schedule and exhibits filed:

(a) Consolidated Financial Statements

(b) Financial Statement Schedule

Schedule III — Supplementary Insurance Information	Filed herewith
Consolidated Financial Statements of Donegal Financial Services Corporation	Filed herewith

We have omitted all other schedules since they are not required, not applicable or the information is included in the financial statements or notes to the financial statements.

(c) Exhibits

Exhibit No.	Description of Exhibits	Reference
3.1	Certificate of Incorporation of Donegal Group Inc., as amended.	(a)
3.2	Amended and Restated By-laws of Donegal Group Inc.	(i)
Management Contracts and Compensatory Plans or Arrangements		
10.1	Donegal Group Inc. 2011 Employee Stock Purchase Plan.	(c)
10.2	Donegal Group Inc. 2011 Equity Incentive Plan for Employees.	(c)
10.3	Donegal Group Inc. 2011 Equity Incentive Plan for Directors.	(c)
10.4	Employment Agreement dated as of July 29, 2011 among Donegal Mutual Insurance Company, Donegal Group Inc. and Donald H. Nikolaus.	(d)
10.5	Consulting Agreement dated as of July 29, 2011 among Donegal Mutual Insurance Company, Donegal Group Inc. and Donald H. Nikolaus.	(d)
10.6	Employment Agreement dated as of July 29, 2011 among Donegal Mutual Insurance Company, Donegal Group Inc. and Kevin G. Burke.	(d)

10.7	Employment Agreement dated as of July 29, 2011 among Donegal Mutual Insurance Company, Donegal Group Inc. and Cyril J. Greenya.	(d)
10.8	Employment Agreement dated as of July 29, 2011 among Donegal Mutual Insurance Company, Donegal Group Inc. and Jeffrey D. Miller.	(d)
10.9	Employment Agreement dated as of July 29, 2011 among Donegal Mutual Insurance Company, Donegal Group Inc. and Robert G. Shenk.	(d)
10.10	Employment Agreement dated as of July 29, 2011 among Donegal Mutual Insurance Company, Donegal Group Inc. and Daniel J. Wagner.	(d)
10.11	Donegal Mutual Insurance Company 401(k) Plan.	(e)
10.12	Amendment No. 1 effective January 1, 2000 to Donegal Mutual Insurance Company 401(k) Plan.	(e)
10.13	Amendment No. 2 effective January 6, 2000 to Donegal Mutual Insurance Company 401(k) Plan.	(b)
10.14	Amendment No. 3 effective July 23, 2001 to Donegal Mutual Insurance Company 401(k) Plan.	(b)
10.15	Amendment No. 4 effective January 1, 2002 to Donegal Mutual Insurance Company 401(k) Plan.	(b)
10.16	Amendment No. 5 effective December 31, 2001 to Donegal Mutual Insurance Company 401(k) Plan.	(b)
10.17	Amendment No. 6 effective July 1, 2002 to Donegal Mutual Insurance Company 401(k) Plan.	(h)
10.18	Donegal Group Inc. 2007 Equity Incentive Plan for Employees.	(j)
10.19	Donegal Group Inc. 2007 Equity Incentive Plan for Directors.	(j)
10.20	Donegal Group Inc. Incentive Compensation Program.	(k)

Other Material Contracts

10.21	Reinsurance and Retrocession Agreement dated May 21, 1996 between Donegal Mutual Insurance Company and Southern Insurance Company of Virginia.	(f)
10.22	Surplus Note Purchase Agreement dated September 8, 2009 between Donegal Mutual Insurance Company and Southern Mutual Insurance Company.	(l)
10.23	Quota-share Reinsurance Agreement dated October 30, 2009 but effective 11:59 p.m. on October 31, 2009 between Donegal Mutual Insurance Company and Southern Mutual Insurance Company.	(l)
10.24	Services and Affiliation Agreement dated October 30, 2009 between Donegal Mutual Insurance Company and Southern Mutual Insurance Company.	(l)
10.25	Technology License Agreement dated October 30, 2009 between Donegal Mutual Insurance Company and Southern Mutual Insurance Company.	(l)
10.26	Amended and Restated Proportional Reinsurance Agreement dated March 1, 2010 between Donegal Mutual Insurance Company and Atlantic States Insurance Company.	(l)
10.27	Agreement and Plan of Merger dated April 19, 2010, and as amended May 20, 2010, among Donegal Acquisition Inc., Donegal Financial Services Corporation, Donegal Group Inc. and Union National Financial Corporation; amended dated September 1, 2010; amended dated December 8, 2010.	(m)
10.28	Amended and Restated Agreement and Plan of Merger dated December 6, 2010 among Michigan Insurance Company, West Bend Mutual Insurance Company, Donegal Group Inc. and DGI Acquisition Corp.	(n)
10.29	Amended and Restated Tax Sharing Agreement dated December 1, 2010 among Donegal Group Inc., Atlantic States Insurance Company, Southern Insurance Company of Virginia, Le Mars Insurance Company, The Peninsula Insurance Company, Peninsula Indemnity Company and Michigan Insurance Company.	(o)
10.30	Amended and Restated Services Allocation Agreement dated December 1, 2010 among Donegal Group Inc., Atlantic States Insurance Company, Southern Insurance Company of Virginia, Le Mars Insurance Company, The Peninsula Insurance Company, Peninsula Indemnity Company and Michigan Insurance Company.	(o)

10.31	Quota-share Reinsurance Agreement dated December 1, 2010 between Donegal Mutual Insurance Company and Michigan Insurance Company.	(o)
10.32	Donegal Group Inc. 2011 Agency Stock Purchase Plan.	(p)
10.33	Credit Agreement dated June 21, 2010 between Donegal Group Inc. and Manufacturers and Traders Trust Company, First Amendment to Credit Agreement dated October 12, 2010 and Second Amendment to Credit Agreement dated June 1, 2011.	(q)
10.34	Third Amendment to Credit Agreement between Donegal Group Inc. and Manufacturers and Traders Trust Company dated June 1, 2012 and Fourth Amendment to Credit Agreement dated December 5, 2012.	Filed herewith
14	Code of Business Conduct and Ethics.	(g)
21	Subsidiaries of Registrant.	Filed herewith
23	Report and Consent of Independent Registered Public Accounting Firm.	Filed herewith
31.1	Rule 13a-14(a)/15(d)-14(a) Certification of Chief Executive Officer.	Filed herewith
31.2	Rule 13a-14(a)/15(d)-14(a) Certification of Chief Financial Officer.	Filed herewith
32.1	Section 1350 Certification of Chief Executive Officer.	Filed herewith
32.2	Section 1350 Certification of Chief Financial Officer.	Filed herewith
Exhibit 10 1.INS	XBRL Instance Document	Filed herewith
Exhibit 10 1.SCH	XBRL Taxonomy Extension Schema Document	Filed herewith
Exhibit 10 1.PRE	XBRL Taxonomy Presentation Linkbase Document	Filed herewith
Exhibit 10 1.CAL	XBRL Taxonomy Calculation Linkbase Document	Filed herewith
Exhibit 10 1.LAB	XBRL Taxonomy Label Linkbase Document	Filed herewith
Exhibit 10 1.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith

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(a) We incorporate such exhibit by reference to the like-described exhibit in Registrant's Form S-3 Registration Statement No. 333-59828 filed April 30, 2001.

(b) We incorporate such exhibit by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 2001.

(c) We incorporate such exhibit by reference to the like-described exhibit in Registrant's Form 8-K Report dated April 22, 2011.

(d) We incorporate such exhibit by reference to the like-described exhibit in Registrant's Form 8-K Report dated August 3, 2011.

(e) We incorporate such exhibit by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 1999.

(f) We incorporate such exhibit by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 1996.

(g) We incorporate such exhibit by reference to the like-described exhibit in Registrant's Form 10-K Annual Report for the year ended December 31, 2003.

(h) We incorporate such exhibit by reference to the like-described exhibit in Registrant's Form 10-K Annual Report for the year ended December 31, 2002.

(i) We incorporate such exhibit by reference to the like-described exhibit in Registrant's Form 8-K Report dated July 18, 2008.

(j) We incorporate such exhibit by reference to the like-numbered exhibit in Registrant's Form 8-K Report dated April 20, 2007.

(k) We incorporate such exhibit by reference to the description of such plan in Registrant's definitive proxy statement for its Annual Meeting of Stockholders held on April 21, 2011 filed on March 18, 2011.
(l) We incorporate such exhibit by reference to the like-described exhibit in Registrant's Form 10-K Annual Report for the year ended December 31, 2009.
(m) We incorporate such exhibit by reference to the like-described exhibit in Registrant's Form S-4 registration statement filed June 25, 2010, Registrant's Form 8-K Report dated September 1, 2010 and Registrant's Form 8-K Report dated December 8, 2010.
(n) We incorporate such exhibit by reference to the like-described exhibit in Registrant's Form 8-K Report dated December 8, 2010.
(o) We incorporate such exhibit by reference to the like-described exhibit in Registrant's Form 10-K Annual Report for the year ended December 31, 2010.
(p) We incorporate such exhibit by reference to the like-described exhibit filed in Registrant's Form S-3 registration statement filed on May 27, 2011.
(q) We incorporate such exhibit by reference to the like-described exhibit in Registrant's Form 10-K Annual Report for the year ended December 31, 2011.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DONEGAL GROUP INC.

By: /s/ Donald H. Nikolaus

Donald H. Nikolaus, President

Date: March 12, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Donald H. Nikolaus Donald H. Nikolaus	President and a Director (principal executive officer)	March 12, 2013
/s/ Jeffrey D. Miller Jeffrey D. Miller	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	March 12, 2013
/s/ Robert S. Bolinger Robert S. Bolinger	Director	March 12, 2013
/s/ Patricia A. Gilmartin Patricia A. Gilmartin	Director	March 12, 2013
/s/ Philip H. Glatfelter, II Philip H. Glatfelter, II	Director	March 12, 2013
/s/ Jack L. Hess Jack L. Hess	Director	March 12, 2013
/s/ Kevin M. Kraft, Sr. Kevin M. Kraft, Sr.	Director	March 12, 2013
/s/ John J. Lyons John J. Lyons	Director	March 12, 2013
/s/ Jon M. Mahan Jon M. Mahan	Director	March 12, 2013
/s/ S. Trezevant Moore, Jr. S. Trezevant Moore, Jr.	Director	March 12, 2013
/s/ R. Richard Sherbahn R. Richard Sherbahn	Director	March 12, 2013
/s/ Richard D. Wampler, II Richard D. Wampler, II	Director	March 12, 2013

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Corporate Information 2012

Annual Meeting
April 18, 2013 at 10:00 a.m. at the
Heritage Hotel Lancaster
500 Centerville Road
Lancaster, Pennsylvania 17601

Corporate Offices
1195 River Road
P.O. Box 302
Marietta, Pennsylvania 17547-0302
(800) 877-0600
E-mail Address: info@donegalgroup.com
Donegal Web Site: www.donegalgroup.com

Transfer Agent
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, Rhode Island 02940-3078
(800) 317-4445
Web Site: www.computershare.com
Hearing Impaired: TDD: 800-952-9245

Dividend Reinvestment and Stock Purchase Plan
The Company offers a dividend reinvestment and stock purchase plan through its transfer agent. For information contact:
Donegal Group Inc.
Dividend Reinvestment and Stock Purchase Plan
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, Rhode Island 02940-3078

Stockholders
The following represent the number of common stockholders of record as of December 31, 2012:

Class A common stock	1,964
Class B common stock	366

Board of Directors

Donald H. Nikolaus	Chairman of the Board and a Director
Robert S. Bolinger	Director
Patricia A. Gilmartin	Director
Philip H. Glatfelter, II	Director
Jack L. Hess	Director
Kevin M. Kraft, Sr.	Director
John J. Lyons	Director
Jon M. Mahan	Director
S. Trezevant Moore, Jr.	Director
R. Richard Sherbahn	Director
Richard D. Wampler, II	Director

Officers

Donald H. Nikolaus	President and Chief Executive Officer
Kevin G. Burke	Senior Vice President
Cyril J. Greenya	Senior Vice President
Jeffrey D. Miller	Senior Vice President and Chief Financial Officer
Robert G. Shenk	Senior Vice President
Sheri O. Smith	Secretary
V. Anthony Viozzi	Senior Vice President and Chief Investment Officer
Daniel J. Wagner	Senior Vice President and Treasurer




DONEGAL
GROUP INC.

1195 River Road, P.O. Box 302
Marietta, PA 17547-0302
717.426.1931

www.donegalgroup.com